Registration No. 333-01593

- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
- --------------------------------------------------------------------------------



                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

          SEPARATE ACCOUNT FP
                  of
        EQUITABLE VARIABLE LIFE              James M. Benson, President
           INSURANCE COMPANY         Equitable Variable Life Insurance Company
         (Exact Name of Trust)                   787 Seventh Avenue
        EQUITABLE VARIABLE LIFE               New York, New York 10019
           INSURANCE COMPANY          (Name and Address of Agent for Service)
       (Exact Name of Depositor)
          787 Seventh Avenue
       New York, New York 10019
   (Address of Depositor's Principal
          Executive Offices)

                     ---------------------------------------
              Telephone Number, Including Area Code: (212) 554-1234
                    ----------------------------------------
                  Please send copies of all communications to:

           MARY P. BREEN, ESQ.                     with a copy to:
       Vice President and Counsel                  MILTON P. KROLL
      The Equitable Life Assurance         Freedman, Levy, Kroll & Simonds
      Society of the United States     1050 Connecticut Avenue, N.W., Suite 825
           787 Seventh Avenue                   Washington, D.C. 20036
        New York, New York 10019
                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account FP

- --------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Registrant elects to be governed by paragraph (b)(13)(i)(A) of Rule 6e-3(T) under the Investment Company Act of 1940 with respect to the policy described in the Prospectus.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 2-98590. The Registrant filed a Rule 24f-2 Notice for the December 31, 1995 fiscal year end on February 27, 1996.

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statment shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SEPARATE ACCOUNT FP OF

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                             Reconciliation and Tie
                             ----------------------

                                IL Protector(TM)

Items of
Form N-8B-2*         Captions in Prospectus
- ------------         ----------------------


1                    Summary Of IL Protector Features - Putting Money
                     Into The Policy.

2                    Part 1: The Company That Issues IL Protector.

3                    Inapplicable.

4                    Part 3: Distribution; Part 1: Our Parent, Equitable.

5, 6                 Part 1: The Separate Account.

7                    Inapplicable.**

8                    Inapplicable.**

9                    Part 3: Legal Proceedings.

10(a)                Part 3: Your Beneficiary, Assigning Your Policy.

10(b)                Part 2: How We Determine The Unit Value; Part 3: Dividends.

10(c), 10(d)         Part 2: Death Benefits; Changing The Face Amount;
                     Maturity Benefit; Transfers Of Policy Account Value;
                     Telephone Transfers; Borrowing From Your Policy Account;
                     Partial Withdrawals And Surrender; Part 3: Your Payment
                     Options; Assigning Your Policy; When We Pay Policy
                     Proceeds.

- --------

*Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account FP is an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement (File No. 811-4388). Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Items of
Form N-8B-2                        Captions in Prospectus
- -----------                        ----------------------


10(e) Part 2: Your Policy Can Terminate; You May Restore A Policy After It Terminates.

10(f)                              Part 3: Your Voting Privileges.

10(g)(1), 10(g)(2), 10(h)(1),
10(h)(2)                           Part 3: Our Right to Change How We Operate;
                                   Your Voting Privileges.

10(g)(3), 10(g)(4), 10(h)(3),
10(h)(4)                           Inapplicable.**

10(i)                              Part 1: The Separate Account And The Trust;
                                   Part 2: Amounts In The Separate Account; Tax
                                   Effects.

11                                 Part 1: The Trust; Investment Policies Of
                                   The Trust's Portfolios; The Separate Account.

12(a)                              Part 1: The Separate Account And The Trust -
                                   The Trust.

12(b)                              Inapplicable.

12(c)                              Part 1: The Trust.

12(d)                              Part 3: Distribution.

12(e)                              Inapplicable.**

13(a)                              Part 2: Transfers Of Policy Account Value;
                                   Partial Withdrawals; Deductions and Charges.

13(b), 13(c), 13(g)                Inapplicable.**  (But see Part 4:
                                   Illustrations of Policy Benefits).

13(d)                              Part 3:  Special Circumstances.

13(e), 13(f)                       Inapplicable.

14                                 Part 2: Flexible Premiums; Policy Periods,
                                   Anniversaries, Dates And Ages.

15                                 Part 2: Flexible Premiums; Policy Periods,
                                   Anniversaries, Dates And Ages.

16 Part 1: The Separate Account; Transfers Out Of The Guaranteed Interest Account; Part 2:
                                   Amounts In The Separate Account; Transfers
                                   Of Policy Account Value; Repaying The Loan.

Items of
Form N-8B-2                         Captions in Prospectus
- -----------                         ----------------------


17(a), 17(b)                        Captions referenced under Items 10(c), 10(d)
                                    and 10(e) above.

17(c)                               Inapplicable.**

18(a)                               Part 2: How We Determine The Unit Value.

18(b), 18(d)                        Inapplicable.

18(c)                               Part 2: How We Determine The Unit Value;
                                    Tax Effects - Our Taxes

19                                  Part 3: Our Reports To Policyowners;
                                    Distribution; and Your Voting Privileges.

20(a)                               Captions referenced under Items 10(g)(1),
                                    10(g)(2), 10(h)(1), and 10(h)(2).

20(b), 20(c), 20(d), 20(e), 20(f)   Inapplicable.

21(a), 21(b)                        Part 2: Borrowing From Your Policy Account.

21(c)                               Inapplicable.**

22                                  Part 3: Limits On Our Right To Challenge
                                    The Policy.

23                                  Inapplicable.

24                                  Part 1; Part 2; Part 3.

25                                  Part 1: Equitable Variable.

26(a), 26(b)                        Inapplicable.**

27                                  Part 1: Equitable Variable; Part 3:
                                    Distribution.

28                                  Part 3: Management.

29                                  Part 1: Equitable Variable.

30                                  Inapplicable.

31, 32, 33, 34                      Inapplicable.**

35                                  Part 3: Regulation.

36                                  Inapplicable.**

37                                  Inapplicable.

38                                  Part 3: Distribution.

Items of
Form N-8B-2                 Captions in Prospectus
- -----------                 ----------------------


39(a)                       Part 1: Equitable Variable; Our Parent, Equitable.

39(b)                       Part 3: Distribution.

40(a)                       Inapplicable.**  (But see Part 3: Distribution.)

40(b)                       Inapplicable.

41(a)                       Part 1: Equitable Variable; Our Parent, Equitable;
                            Part 3: Distribution.

41(b), 41(c), 42            Inapplicable.**

43                          Inapplicable.

44(a)(1)                    Part 2: How We Determine The Unit Value.

44(a)(2) Part 1: The Separate Account: Transfers Out Of The Guaranteed Interest Account; Part 2: Death Benefits; Maturity Benefit; Amounts In The Separate Account; How We Determine The Unit Value; Transfers Of Policy Account Value; Telephone Transfers; Borrowing From Your Policy Account; Partial Withdrawals; Surrender For Net Cash Surrender Value; Policy Periods, Anniversaries, Dates and Ages; Part 3: When We Pay Policy Proceeds.

44(a)(3)                    Captions referenced under Item 44(a)(2) and Part 2:
                            Your Policy Account Value.

44(a)(4)                    Part 2: Our Taxes.

44(a)(5)                    Part 2: Deductions From Premiums.

44(a)(6) Part 2: Your Policy Account Value; Amounts In The Separate Account; How We Determine The Unit Value;
                            Part 4: Illustration Of Policy Benefits.

44(b)                       Inapplicable.**

44(c)                       Part 3: Special Circumstances.

45                          Inapplicable.

46(a)                       Captions referenced under Item 44(a) above.

46(b)                       Inapplicable.**

47, 48, 49                  Inapplicable.

Items of
Form N-8B-2                 Captions in Prospectus
- -----------                 ----------------------


50                          Part 1: The Separate Account.

51(a) - (j)                 Inapplicable.**

52(a), 52(c)                Part 3: Our Right To Change How We Operate.

52(b), 52(d)                Inapplicable.

53(a)                       Part 2: Our Taxes.

53(b), 54                   Inapplicable.

55                          Inapplicable.**

56 - 59                     Inapplicable.**



37744-1

                                       IL
                                  PROTECTOR(TM)


                         Prospectus Dated August 1, 1996


IL Protector is a flexible premium variable life insurance policy issued by Equitable Variable Life Insurance Company (Equitable Variable), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable).


The policy offers flexible premium payments, a choice of two death benefit options, increases and decreases to the policy's Face Amount of insurance and a choice of funding options, including a guaranteed interest option and the following thirteen investment portfolios:

Fixed Income Series:                          Equity Series:            Asset Allocation Series:
o  Money Market                               o  Growth & Income        o  Conservative Investors
o  Intermediate Government Securities         o  Equity Index           o  Balanced
o  Quality Bond                               o  Common Stock           o  Growth Investors
o  High Yield                                 o  Global
                                              o  International
                                              o  Aggressive Stock

We do not guarantee the investment performance of these investment portfolios, which involve varying degrees of risk.

Although premiums are flexible, additional premiums may be required to keep the policy in effect. The policy may terminate if its value (net of any policy loan and surrender charge) is too small to pay the policy's monthly charges. The policy can be guaranteed to stay in force for a period of time, regardless of investment performance, through the no lapse guarantee provision.

You can borrow against or withdraw money from the policy, within limits. Loans and withdrawals will reduce the policy's death benefit and cash surrender value. You can also surrender the policy. A surrender charge will apply if you surrender the policy during the first fifteen policy years or within fifteen years after certain Face Amount increases. This charge may also apply if you reduce the Face Amount or if the policy terminates.


Your Equitable agent can provide you with information about all forms of life insurance available from us and Equitable and help you decide which may best meet your needs. Replacing existing insurance with an IL Protector or another policy may not be to your advantage.


You may examine the policy for a limited period and cancel it for a full refund of premiums paid.


PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT SHOULD BE KNOWN BEFORE INVESTING IN IL PROTECTOR. THIS PROSPECTUS IS NOT VALID UNLESS IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE HUDSON RIVER TRUST.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 Copyright 1996 Equitable Variable Life Insurance Company. All rights reserved.


VM 517      Cat No. 127084

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY OF IL PROTECTOR FEATURES...............................................1
PART 1 -- DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
   IL PROTECTOR INVESTMENT CHOICES.............................................6
          THE COMPANY THAT ISSUES IL PROTECTOR.................................6
             Equitable Variable................................................6
             Our Parent, Equitable.............................................6
          THE SEPARATE ACCOUNT AND THE TRUST...................................6
             The Separate Account..............................................6
             The Trust.........................................................6
             The Trust's Investment Adviser....................................6
             Investment Policies Of The Trust's Portfolios.....................7
          THE GUARANTEED INTEREST ACCOUNT......................................8
             Adding Interest In The Guaranteed Interest Account................8
             Transfers Out Of The Guaranteed Interest Account..................8
PART 2 -- DETAILED INFORMATION ABOUT IL PROTECTOR..............................9
          FLEXIBLE PREMIUMS....................................................9
             Planned Periodic Premiums
                And No Lapse Guarantee Premiums................................9
             Premium And Monthly Charge Allocations............................9
          DEATH BENEFITS.......................................................9
             Guaranteeing The Death Benefit ..................................10
          CHANGES IN INSURANCE PROTECTION.....................................10
             Changing The Face Amount.........................................10
             Changing The Death Benefit Option................................11
             Substitution Of Insured Person...................................11
             When Policy Changes Go Into Effect...............................11
          MATURITY BENEFIT....................................................11
          LIVING BENEFIT OPTION...............................................11
          ADDITIONAL BENEFITS MAY BE AVAILABLE................................12
          YOUR POLICY ACCOUNT VALUE...........................................12
             Amounts In The Separate Account..................................12
             How We Determine The Unit Value..................................12
             Transfers Of Policy Account Value................................12
             Automatic Transfer Service.......................................12
             Telephone Transfers..............................................13
             Charge For Transfers.............................................13
          BORROWING FROM YOUR POLICY ACCOUNT..................................13
             How To Request A Loan............................................13
             Policy Loan Interest.............................................13
             When Interest Is Due.............................................14
             Repaying The Loan................................................14
             The Effects Of A Policy Loan.....................................14
          PARTIAL WITHDRAWALS AND SURRENDER...................................14
             Partial Withdrawals..............................................14
             Surrender For Net Cash Surrender Value...........................15
          DEDUCTIONS AND CHARGES..............................................15
             Deductions From Premiums.........................................15
             Deductions From Your Policy Account..............................15
             Charge Against The Separate Account..............................16
             Trust Charges....................................................16
             Surrender Charge.................................................16
          ADDITIONAL INFORMATION ABOUT
             IL PROTECTOR.....................................................17
             Your Policy Can Terminate........................................17
             You May Restore A Policy After It Terminates.....................17
             Policy Periods, Anniversaries, Dates And Ages....................17
          TAX EFFECTS.........................................................18
             Policy Proceeds..................................................18
             Diversification..................................................19
             Policy Changes...................................................19
             Tax Changes......................................................20
             Estate And Generation Skipping Taxes.............................20
             Pension And Profit-Sharing Plans.................................20
             Other Employee Benefit Programs..................................20
             Our Taxes........................................................20
             When We Withhold For Taxes.......................................20
PART 3 -- ADDITIONAL INFORMATION..............................................21
          YOUR VOTING PRIVILEGES..............................................21
             Trust Voting Privileges..........................................21
             How We Determine Your Voting Shares..............................21
             Separate Account Voting Rights...................................21
          OUR RIGHT TO CHANGE HOW WE OPERATE..................................21
          OUR REPORTS TO POLICYOWNERS.........................................21
          LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.........................21
          YOUR PAYMENT OPTIONS................................................22
          YOUR BENEFICIARY....................................................22
          ASSIGNING YOUR POLICY...............................................22
          WHEN WE PAY POLICY PROCEEDS.........................................22
          DIVIDENDS...........................................................23
          REGULATION..........................................................23
          SPECIAL CIRCUMSTANCES...............................................23
          DISTRIBUTION........................................................23
          LEGAL PROCEEDINGS...................................................23
          ACCOUNTING AND ACTUARIAL EXPERTS....................................23
          ADDITIONAL INFORMATION..............................................24
          MANAGEMENT..........................................................24
PART 4 -- ILLUSTRATIONS OF POLICY BENEFITS....................................26
SEPARATE ACCOUNT FP FINANCIAL STATEMENTS...................................FSA-1
EQUITABLE VARIABLE FINANCIAL STATEMENTS......................................F-1
APPENDIX A -- COMMUNICATING PERFORMANCE DATA.................................A-1
              LONG-TERM MARKET TRENDS........................................A-1


- --------------------------------------------------------------------------------
In this prospectus "we," "our" and "us" mean Equitable Variable, a New York stock life insurance company. "You" and "your" mean the owner of the policy. We refer to the person who is covered by the policy as the "insured person" because the insured person and the policyowner may not be the same. Unless indicated otherwise, the discussion in this prospectus assumes that there is no policy
loan   outstanding   and   that   the   policy   is  not  in  a  grace   period.

THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. EQUITABLE VARIABLE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY EQUITABLE VARIABLE.

                        WHAT IS VARIABLE LIFE INSURANCE?

Variable life insurance is one kind of permanent cash value life insurance. Like other kinds of permanent cash value life insurance, such as whole life and universal life insurance, variable life insurance generally provides two benefits: an income tax-free death benefit and a cash value that grows tax-deferred.

What sets variable life insurance apart from universal life and whole life is that variable life insurance allows the policyowner to direct premiums to different mutual fund options. This enables a policyowner to harness the growth potential of, for example, the equity markets, but the policyowner also bears the risk of investment losses. In contrast, whole life insurance provides a minimum guaranteed cash value and universal life applies a minimum guaranteed interest rate to premiums. Some variable life insurance policies offer some of the other features of universal or whole life such as premium flexibility (universal life), face amount increases (universal life) or death benefit guarantees (whole life).

Equitable Variable and its parent, Equitable, offer an array of permanent cash value insurance products, including other variable life insurance products, and your Equitable agent can help you determine which product best suits your insurance needs.


                        SUMMARY OF IL PROTECTOR FEATURES


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE POLICY WHEN ISSUED AND THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS (SEE TABLE OF CONTENTS ON OPPOSITE PAGE).

PUTTING MONEY INTO THE POLICY

FLEXIBLE PREMIUMS


o Premiums may be invested whenever and in whatever amount you determine, within limits. Other than the minimum initial premium, there are no scheduled or required premium payments (however, under certain conditions, additional premiums may be needed to keep a policy in effect). See FLEXIBLE PREMIUMS on page 9.


POLICY ACCOUNT


o Net premiums are put in your Policy Account and can be allocated to a Guaranteed Interest Account and to one or more funds of Equitable Variable's Separate Account FP (each a Fund, and together, the Funds or the Separate Account). The Funds invest in corresponding portfolios of The Hudson River Trust (Trust), a mutual fund. See THE SEPARATE ACCOUNT and THE TRUST, both on page 6.

o Transfers can be made among the various funding options, BUT TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT CAN ONLY BE MADE DURING A LIMITED TIME AND IN LIMITED AMOUNTS. See TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 8 for a description of these limitations. Transfers into the Guaranteed Interest Account and among the Funds may generally be made at any time and are subject to certain minimum transfer amounts. See TRANSFERS OF POLICY ACCOUNT VALUE on page 12.

o There is no minimum guaranteed cash value for amounts allocated to the Funds. The value of amounts allocated to the Guaranteed Interest Account will depend on the interest rates declared and guaranteed each year by Equitable Variable (4% minimum, before deductions). See THE GUARANTEED INTEREST ACCOUNT on page 8.


TAKING MONEY OUT OF THE POLICY


o Loans may be taken against 90% of a policy's Cash Surrender Value (Policy Account value less any applicable surrender charge) subject to certain conditions. Loan interest accrues daily at a rate determined annually. Currently, amounts set aside to secure the loan earn interest at a rate 1% lower than the rate charged for policy loan interest. See BORROWING FROM YOUR POLICY ACCOUNT on page 13.

o Partial Withdrawals of Net Cash Surrender Value (Cash Surrender Value less any loan and accrued loan interest) may be taken after the first policy year, subject to our approval and certain conditions. See PARTIAL WITHDRAWALS on page 14.

o The policy may be surrendered for its Net Cash Surrender Value, less any lien securing a Living Benefit payment, at which time insurance coverage will end. See SURRENDER FOR NET CASH SURRENDER VALUE on page 15.


INSURANCE PROTECTION FEATURES

DEATH BENEFITS

o   Option A, a fixed benefit equal to the policy's Face Amount.

o Option B, a variable benefit equal to the Face Amount plus the Policy Account value.


o In some cases a higher death benefit may apply in order to meet Federal income tax law requirements. See DEATH BENEFITS on page 9.

o After the first policy year, you can increase the Face Amount. After the second policy year, you can decrease the Face Amount or change your death benefit option. Conditions apply to Face Amount and death benefit option changes. The minimum Face Amount is generally $50,000. See CHANGES IN INSURANCE PROTECTION on page 10.

o After the second policy year, you may be able to substitute the insured person. See SUBSTITUTION OF INSURED PERSON on page 11.

NO LAPSE GUARANTEE PROVISION


o The no lapse guarantee provision guarantees that, under certain conditions, the policy will remain in force for fifteen or twenty years, depending on the insured person's issue age, even if the Net Cash Surrender Value is insufficient to pay the monthly policy charges. The no lapse guarantee provision may be limited or not available in some states. See GUARANTEEING THE DEATH BENEFIT on page 10 for a description of the conditions that apply.


MATURITY BENEFIT


o A maturity benefit equal to the amount in your Policy Account, less any policy loan, any lien securing a Living Benefit payment and accrued interest, is payable on the policy anniversary nearest the insured person's 100th birthday (Final Policy Date), if the insured person is still living on that date. See MATURITY BENEFIT on page 11.


LIVING BENEFIT


o The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured person has a terminal illness. The Living Benefit rider will be added to most policies at issue for no additional cost. See LIVING BENEFIT OPTION on page 11.


ADDITIONAL BENEFITS


o Disability waiver; accidental death; term insurance on an additional insured person; children's term insurance; option to purchase additional insurance; and cost of living riders are available. See ADDITIONAL BENEFITS MAY BE AVAILABLE on page 12.


DEDUCTIONS AND CHARGES


FROM PREMIUMS (See DEDUCTIONS FROM PREMIUMS on page 15.)

o Charge for taxes imposed by states and other jurisdictions. Such charges currently range from .75% to 5% (Virgin Islands).

o   Premium Sales Charge equal to 6% of premiums paid.

FROM THE POLICY ACCOUNT (See DEDUCTIONS FROM YOUR POLICY ACCOUNT on page 15.)

o Administrative charge during the first policy year equal to $25 per month. During subsequent years, the monthly administrative charge is $6. We may increase this charge, but we guarantee that it will never exceed $10 per month.

o Current monthly cost of insurance rates range from $0.06 per thousand of net amount at risk at the younger ages to $50.00 per thousand of net amount at risk at the oldest age (99). The net amount at risk is the difference between the Policy Account value and the current death benefit. Guaranteed cost of insurance rates range from $0.06 (younger ages) to $83.33 (age 99).

o   Monthly charge for any additional insurance benefits.

o   Certain policy transactions will result in the following charges:

    o Transfers -- Currently, we charge $25 per transfer after the twelfth transfer in a policy year. We reserve the right to charge $25 per transfer.

    o Partial Withdrawal -- An expense charge of $25 or 2% of the amount requested, whichever is less, is made for each partial withdrawal.

    o Face Amount Increases -- An administrative charge of $1.50 for each additional $1,000 of insurance (up to a maximum charge of $240) will be deducted from your Policy Account. This charge does not apply to face amount increases made under the Cost of Living rider.

    o Substitution of Insured Person -- A $100 expense charge will be deducted for each substitution of insured person.

FROM THE SEPARATE ACCOUNT

o   Charge for certain mortality and expense risks equal to .80% per annum.

SURRENDER CHARGE (See SURRENDER CHARGE on page 16.)

o A Surrender Charge applies if the policy terminates, is surrendered for its Net Cash Surrender Value or if the Face Amount is reduced during the first fifteen policy years. The maximum charge is equal to 66% of one "target premium." After the first nine policy years, the maximum charge declines on a monthly basis until it reaches zero at the end of the fifteenth policy year.

o If you increase the policy's Face Amount, an additional Surrender Charge will generally apply to the amount of the increase for fifteen years beginning on the effective date of increase.

FROM THE TRUST

The table below shows the maximum annual rates payable by the Trust for investment management fees. These fees may decrease as portfolio net assets reach certain levels. These fee reductions are described under THE TRUST'S INVESTMENT ADVISER on page 6, and the actual fees paid by the Trust in 1995 are disclosed in the attached Trust prospectus. The table below shows other direct expenses, such as brokerage commissions, deducted from Trust assets in 1995. Trust expenses are likely to fluctuate from year to year. Both investment management fees and direct Trust expenses are expressed in the table below as a percentage of each portfolio's daily average net assets:

   PORTFOLIO                   MAXIMUM MANAGEMENT FEE       1995 EXPENSES
- --------------------------------------------------------------------------------

   Money Market                        0.40%                    0.04%
   Intermediate Govt. Securities       0.50%                    0.07%
   Quality Bond                        0.55%                    0.04%
   High Yield                          0.55%                    0.05%
   Growth & Income                     0.55%                    0.05%
   Equity Index                        0.35%                    0.13%
   Common Stock                        0.40%                    0.03%
   Global                              0.55%                    0.08%
   International                       0.90%                    0.13%*
   Aggressive Stock                    0.50%                    0.03%
   Conservative Investors              0.55%                    0.04%
   Balanced                            0.40%                    0.03%
   Growth Investors                    0.55%                    0.04%


- ------------------------
   *Annualized

VARIATIONS

o Equitable Variable is subject to the insurance laws and regulations in every jurisdiction in which IL Protector is sold. As a result, various time periods and other terms and conditions described in this prospectus may vary from state to state. These variations will be reflected in the policy.

o The terms of IL Protector may also vary where special circumstances result in a reduction in our costs.


ADDITIONAL INFORMATION

CANCELLATION RIGHT

o You have a right to examine the policy. You may cancel the policy, within the time limits described below, by sending it to our Administrative Office with a written request to cancel. Insurance coverage ends when you send your request.

o Your request to cancel the policy must be postmarked no later than the later of: (i) 10 days after you receive the policy, (ii) 10 days after we mail a written notice telling you about your rights to cancel, or (iii) 45 days after you sign Part I of the policy application.

o If you cancel the policy, we will refund the premiums you paid. In certain cases where the policy was purchased as a result of an exchange of one of our life insurance policies, we may reinstate the prior policy.

o   There may be income tax and withholding implications if you cancel.

POLICY TERMINATION


o The policy will go into default if the Net Cash Surrender Value is insufficient to cover monthly charges and the no lapse guarantee provision is not in effect. If this occurs, you will be notified and given the opportunity to maintain the policy in force by making additional payments. You may be able to restore a terminated policy within a limited time period, but this will require additional evidence of insurability. See YOUR POLICY CAN TERMINATE on page 17 and YOU MAY RESTORE A POLICY AFTER IT TERMINATES on page 17.

TAX EFFECTS

o Generally, under current Federal income tax law, death benefits are not subject to income tax and Policy Account earnings are not subject to income tax as long as they remain in the Policy Account. Loans, partial withdrawals, surrender, maturity, policy termination, or a substitution of insured may result in recognition of income for tax purposes. See TAX EFFECTS on page 18.


                       HUDSON RIVER TRUST RATES OF RETURN


The rates of return shown below are based on the actual investment performance of The Hudson River Trust portfolios, after deduction for investment management fees and direct operating expenses of the Trust, for periods ending June 30, 1996. The historical performance of the Common Stock and Money Market Portfolios for periods prior to March 22, 1985, when these funds were managed separate accounts and subject to a different fee structure, has been adjusted to reflect current investment management fees of .40% per annum and estimated direct operating expenses of the Trust of .10% per annum. The Common Stock Portfolio and its predecessors have been in existence since 1976.


The yields shown below are derived from the actual rate of return of the Trust portfolio for the period, which is then adjusted to omit capital changes in the portfolio during the period. We show the SEC standardized 7-day yield for the Money Market Portfolio and 30-day yield for the Intermediate Government Securities, Quality Bond and High Yield Portfolios.

These rates of return and yields are not illustrative of how actual investment performance will affect the benefits under your policy. Moreover, these rates of return and yields are not an estimate or guarantee of future performance.

THESE RATES OF RETURN AND YIELDS ARE FOR THE TRUST ONLY AND DO NOT REFLECT THE ADMINISTRATIVE AND COST OF INSURANCE CHARGES, SALES CHARGES, APPLICABLE TAX CHARGES AND THE MORTALITY AND EXPENSE RISK CHARGE APPLICABLE UNDER AN IL PROTECTOR POLICY. SUCH CHARGES WOULD REDUCE THE RETURNS AND YIELDS SHOWN. SEE ILLUSTRATIONS OF IL PROTECTOR POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS BELOW.


                                                                            RATES OF RETURN FOR PERIODS ENDING JUNE 30, 1996
                                                                 SEC        ------------------------------------------------
    PORTFOLIO                                                   YIELDS          1 YEAR          3 YEARS          5 YEARS
    ------------                                             -------------    ------------    -------------    -------------
    The Fixed Income Series:
    Money Market...........................................      5.08%           5.36%           4.60%            4.35%
    Intermediate Government Securities.....................      5.69            4.66            3.85             6.98
    Quality Bond...........................................      6.14            5.17             --               --
    High Yield.............................................     10.93           20.99           12.37            14.90

    The Equity Series:
    Growth & Income........................................                     18.90             --               --
    Equity Index...........................................                     25.24             --               --
    Common Stock...........................................                     21.42           16.84            15.87
    Global.................................................                     19.86           14.71            14.87
    International..........................................                     19.22             --               --
    Aggressive Stock.......................................                     35.18           18.74            18.29

    The Asset Allocation Series:
    Conservative Investors.................................                      6.35            5.49             8.92
    Balanced...............................................                     13.48            7.44            10.07
    Growth Investors.......................................                     16.06           10.60            14.73


                                                                     RATES OF RETURN FOR PERIODS ENDING JUNE 30, 1996
                                                                     ------------------------------------------------
    PORTFOLIO                                                       10 YEARS        20 YEARS         SINCE INCEPTION(A)
    ------------                                                  -------------    ------------    ------------------------
    The Fixed Income Series:
    Money Market...........................................          5.92%             --                   7.34%
    Intermediate Government Securities.....................           --               --                   6.86
    Quality Bond...........................................           --               --                   3.36
    High Yield.............................................           --               --                  10.95

    The Equity Series:
    Growth & Income........................................           --               --                  10.55
    Equity Index...........................................           --               --                  19.44
    Common Stock...........................................         13.21            14.81%                14.86
    Global.................................................           --               --                  11.67
    International..........................................           --               --                  16.45
    Aggressive Stock.......................................         17.29              --                  20.80

    The Asset Allocation Series:
    Conservative Investors.................................           --               --                   8.73
    Balanced...............................................          8.88              --                  11.91
    Growth Investors.......................................           --               --                  15.58

    -----------------
    (a) The International Portfolio received its initial funding on April 3, 1995; the Equity Index Portfolio on March 1, 1994; the Growth & Income and Quality Bond Portfolios on October 1, 1993; the Intermediate
        Government Securities Portfolio on April 1, 1991; the Conservative Investors and the Growth Investors Portfolios on October 2, 1989; the Global Portfolio on August 27, 1987; the High Yield Portfolio on January 2, 1987; the Aggressive Stock and Balanced Portfolios on January 27, 1986; the predecessor of the Money Market Portfolio on July 13, 1981; and the predecessor of the Common Stock Portfolio on January 13, 1976.

Additional investment performance information appears in the attached Trust prospectus.

ILLUSTRATIONS OF POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS. The table on the next page was developed to demonstrate how the actual investment experience of the Trust and its predecessors would have affected the Policy Account value and Cash Surrender Value of hypothetical IL Protector policies held for specified periods of time. The table illustrates premiums, Policy Account values and Cash Surrender Values of twelve hypothetical IL Protector policies, each with a 100% premium allocation to a different Fund. The illustration also assumes that, in each case, the insured is a 40-year-old male, preferred non-tobacco user and that each policy has a level death benefit, a $150,000 face amount and a $2,000 annual premium.

The table assumes that each policy was purchased on the first day of a calendar year. For Trust portfolios whose inception dates fall before June 30, the policy is assumed to have been purchased at the beginning of and earned the actual return over that entire calendar year of inception. For Trust portfolios whose inception dates fall after June 30, the policy is assumed to have been purchased at the beginning of the first full calendar year of that portfolio's operation. The table then illustrates what the Policy Account and Cash Surrender Value would have been after one policy year, after five policy years, after 10 policy years and on June 30, 1996.

     ILLUSTRATIONS OF IL PROTECTOR POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS, $150,000 OF INITIAL INSURANCE PROTECTION
                               AND CURRENT CHARGES

                                                      ASSUMED POLICY                      AT THE END OF
                                                       PURCHASE DATE                  THE FIRST POLICY YEAR
                                                    --------------------       -------------------------------------
                                                                                  TOTAL       POLICY       CASH
                                                         BEGINNING              PREMIUM      ACCOUNT    SURRENDER
PORTFOLIO                                                OF YEAR:                 PAID        VALUE       VALUE
- ------------                                        --------------------       -------------------------------------

THE FIXED INCOME SERIES:
- -----------------------------------------
Money Market..........................                     1982                    2,000       1,388         979
Int. Gov't Securities.................                     1991                    2,000       1,380         972
Quality Bond..........................                     1994                    2,000       1,118         710
High Yield............................                     1987                    2,000       1,259         851

THE EQUITY SERIES:
- -----------------------------------------
Growth & Income.......................                     1994                    2,000       1,185         777
Equity Index..........................                     1994                    2,000       1,212         804
Common Stock..........................                     1976                    2,000       1,330         922
Global................................                     1988                    2,000       1,356         948
International.........................                     1995                    2,000       1,366         957
Aggressive Stock......................                     1986                    2,000       1,725       1,316

THE ASSET ALLOCATION SERIES:
- -----------------------------------------
Conservative Investors................                     1990                    2,000       1,289         880
Balanced..............................                     1986                    2,000       1,627       1,219
Growth Investors......................                     1990                    2,000       1,353         945


                                                        AT THE END OF                                AT THE END OF
                                                    THE FIFTH POLICY YEAR                        THE TENTH POLICY YEAR
                                          ------------------------------------------   ------------------------------------------
                                              TOTAL         POLICY         CASH            TOTAL         POLICY         CASH
                                             PREMIUM       ACCOUNT       SURRENDER        PREMIUM        ACCOUNT       SURRENDER
PORTFOLIO                                      PAID         VALUE          VALUE           PAID           VALUE         VALUE
- ------------                              ------------------------------------------   ------------------------------------------

THE FIXED INCOME SERIES:
- -----------------------------------------
Money Market..........................        10,000         8,530         7,881           20,000        19,592        18,679
Int. Gov't Securities.................        10,000         8,074         7,426               --            --            --
Quality Bond..........................            --            --            --               --            --            --
High Yield............................        10,000         8,838         8,190               --            --            --

THE EQUITY SERIES:
- -----------------------------------------
Growth & Income.......................            --            --            --               --            --            --
Equity Index..........................            --            --            --               --            --            --
Common Stock..........................        10,000        12,794        12,145           20,000        32,797        31,884
Global................................        10,000         9,009         8,361               --            --            --
International.........................            --            --            --               --            --            --
Aggressive Stock......................        10,000        10,948        10,300           20,000        38,989        38,076

THE ASSET ALLOCATION SERIES:
- -----------------------------------------
Conservative Investors................        10,000         7,830         7,182               --            --            --
Balanced..............................        10,000         9,243         8,594           20,000        23,264        22,352
Growth Investors......................        10,000         9,223         8,574               --            --            --



                                                             FROM POLICY PURCHASE THROUGH
                                                                    JUNE 30, 1996
                                                     ---------------------------------------------
                                                          TOTAL          POLICY          CASH
                                                         PREMIUM         ACCOUNT       SURRENDER
PORTFOLIO                                                 PAID            VALUE          VALUE
- ------------                                         ---------------------------------------------

THE FIXED INCOME SERIES:
- -----------------------------------------
Money Market..........................                   30,000          29,572         29,481
Int. Gov't Securities.................                   12,000           9,605          8,896
Quality Bond..........................                    6,000           4,529          4,001
High Yield............................                   20,000          24,837         23,889

THE EQUITY SERIES:
- -----------------------------------------
Growth & Income.......................                    6,000           5,195          4,667
Equity Index..........................                    6,000           5,751          5,222
Common Stock..........................                   42,000         168,415        168,415
Global................................                   18,000          23,126         22,238
International.........................                    4,000           3,248          2,780
Aggressive Stock......................                   22,000          47,386         46,565

THE ASSET ALLOCATION SERIES:
- -----------------------------------------
Conservative Investors................                   14,000          12,352         11,584
Balanced..............................                   22,000          25,746         24,925
Growth Investors......................                   14,000          15,505         14,737

THE NO LAPSE GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $1,360.50. SEE GUARANTEEING THE DEATH BENEFIT ON PAGE 10.

THESE VALUES ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. POLICY VALUES REFLECT ALL CHARGES ASSESSED UNDER THE POLICY AND BY THE TRUST, INCLUDING AN ASSUMED CHARGE FOR TAXES OF 2%. CURRENT COST OF INSURANCE CHARGES AND THE $6 NON-GUARANTEED MONTHLY ADMINISTRATIVE CHARGE HAVE BEEN USED TO DETERMINE POLICY VALUES; IF GUARANTEED COST OF INSURANCE CHARGES AND THE $10 GUARANTEED MAXIMUM MONTHLY ADMINISTRATIVE CHARGE WERE USED, THE RESULTS WOULD BE LOWER.

PART 1:  DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
         IL PROTECTOR INVESTMENT CHOICES

THE COMPANY THAT ISSUES IL PROTECTOR

EQUITABLE VARIABLE. Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1995, we had approximately $132.8 billion face amount of variable life insurance in force.

OUR PARENT, EQUITABLE. Equitable, a New York stock life insurance company, has been in business since 1859. Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA S.A. (AXA), a French insurance holding company. AXA beneficially owns 60.6% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable and Equitable Variable. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $195.3 billion as of December 31, 1995. Equitable's assets do not back the benefits that we pay under our policies. Equitable's home office is 787 Seventh Avenue, New York, New York 10019.


THE SEPARATE ACCOUNT AND THE TRUST

THE SEPARATE ACCOUNT. The Separate Account was established on April 19, 1985 under the Insurance Law of the State of New York. The Separate Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act). This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account.

Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life insurance policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business we may conduct. This means that the assets supporting Policy Account values maintained in the Separate Account are not subject to the claims of our other creditors. We may also retain in the Separate Account amounts owed to us for charges or other permitted allocations. Because such retained amounts do not support Policy Account values, we may transfer them from the Separate Account to our general account at our discretion.

THE TRUST. The Separate Account has several funds, each of which invests in shares of a corresponding portfolio of the Trust. The Trust is an open-end diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different "series" of stock, each of which relates to a different Trust portfolio with a different investment policy. The Trust does not impose a sales charge or "load" for buying and selling its shares. The Trust's shares are bought and sold by our Separate Account at net asset value. The Trust's custodian is The Chase Manhattan Bank, N.A.

The Trust sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trust's portfolios is so large as to materially impair the investment performance of a portfolio or the Trust, we will examine other investment options.

THE TRUST'S INVESTMENT ADVISER. The Trust is advised by Alliance Capital Management L.P. (Alliance). Alliance is registered as an investment adviser under the Investment Advisers Act of 1940. Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable. Alliance's main office is 1345 Avenue of the Americas, New York, New York 10105.


Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 1995, Alliance was managing approximately $146.5 billion in assets.


The advisory fee payable by the Trust is based on the following annual percentages of the value of each portfolio's daily average net assets:

- --------------------------------------------------------------------------------

                                                                                           DAILY AVERAGE NET ASSETS
                                                                           ---------------------------------------------------------
                                                                                FIRST                NEXT                 OVER
    PORTFOLIO                                                               $350 MILLION         $400 MILLION         $750 MILLION
    ------------                                                           ----------------     ----------------     ---------------

    Common Stock, Money Market and Balanced................................     .400%                .375%               .350%

    Aggressive Stock and Intermediate Government Securities................     .500%                .475%               .450%

    High Yield, Global, Conservative Investors and
        Growth Investors...................................................     .550%                .525%               .500%

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                                                                        DAILY AVERAGE NET ASSETS
                                                                        ---------------------------------------------------------
                                                                             FIRST                NEXT                 OVER
    PORTFOLIO                                                            $500 MILLION         $500 MILLION          $1 BILLION
    ------------                                                        ----------------     ----------------     ---------------
    Quality Bond and Growth & Income....................................     .550%                .525%               .500%
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                             FIRST                NEXT                 OVER
    PORTFOLIO                                                            $750 MILLION         $750 MILLION         $1.5 BILLION
    ------------                                                        ----------------     ----------------     ---------------
    Equity Index........................................................     .350%                .300%               .250%
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                             FIRST                NEXT                 OVER
    PORTFOLIO                                                            $500 MILLION          $1 BILLION          $1.5 BILLION
    ------------                                                        ----------------     ----------------     ---------------
    International.......................................................     .900%                .850%                .800%

- --------------------------------------------------------------------------------

INVESTMENT POLICIES OF THE TRUST'S PORTFOLIOS. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:

- --------------------------------------------------------------------------------

   PORTFOLIO                  INVESTMENT POLICY                                        OBJECTIVE
   -----------                --------------------                                     -----------
   MONEY MARKET............   Primarily  high  quality  short-term  money  market      High   level  of  current   income   while
                              instruments.                                             preserving    assets    and    maintaining
                                                                                       liquidity.

   INTERMEDIATE............   Primarily debt  securities  issued or guaranteed by      High  current   income   consistent   with
   GOVERNMENT                 the   U.S.    Government,    its    agencies    and      relative stability of principal.
   SECURITIES                 instrumentalities.  Each  investment  will  have  a
                              final  maturity  of not  more  than 10  years or a
                              duration not exceeding that of a 10-year  Treasury
                              note.

   QUALITY BOND............   Primarily investment grade fixed-income securities.      High  current   income   consistent   with
                                                                                       preservation of capital.

   HIGH YIELD..............   Primarily   a   diversified   mix  of  high  yield,      High return by maximizing  current  income
                              fixed-income     securities    involving    greater      and,  to the extent  consistent  with that
                              volatility  of  price  and  risk of  principal  and      objective, capital appreciation.
                              income than high quality  fixed-income  securities.
                              The medium and lower  quality  debt  securities  in
                              which the  Portfolio  may invest are known as "junk
                              bonds."

   GROWTH & INCOME.........   Primarily   income   producing  common  stocks  and      High total  return  through a  combination
                              securities convertible into common stocks.               of    current     income    and    capital
                                                                                       appreciation.

   EQUITY INDEX............   Selected  securities  in the S&P's  500 Index  (the      Total  return  performance  (before  trust
                              "Index")  which the adviser  believes  will, in the      expenses)    that     approximates     the
                              aggregate,  approximate the performance  results of      investment   performance   of  the   Index
                              the Index.                                               (including  reinvestment  of dividends) at
                                                                                       a risk level  consistent  with that of the
                                                                                       Index.

   COMMON STOCK............   Primarily   common  stock  and  other   equity-type      Long-term    growth   of    capital    and
                              instruments.                                             increasing income.

   GLOBAL..................   Primarily  equity  securities of non-United  States      Long-term growth of capital.
                              as well as United States companies.

   INTERNATIONAL...........   Primarily equity  securities  selected  principally      Long-term growth of capital.
                              to  permit   participation  in  non-United   States
                              companies with prospects for growth.

   AGGRESSIVE STOCK........   Primarily  common  stocks  and  other   equity-type      Long-term growth of capital.
                              securities  issued  by  medium  and  other  smaller
                              sized companies with strong growth potential.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

   PORTFOLIO                  INVESTMENT POLICY                                        OBJECTIVE
   -----------                --------------------                                     -----------
   ASSET ALLOCATION SERIES:
   CONSERVATIVE............   Diversified  mix of  publicly-traded,  fixed-income      High   total   return   without,   in  the
   INVESTORS                  and  equity  securities;  asset  mix  and  security      adviser's    opinion,    undue   risk   to
                              selection   are   primarily   based  upon   factors      principal.
                              expected  to  reduce   risk.   The   Portfolio   is
                              generally  expected  to hold  approximately  70% of
                              its assets in fixed  income  securities  and 30% in
                              equity securities.

   BALANCED................   Primarily  common  stocks,   publicly-traded   debt      High  return   through  a  combination  of
                              securities    and   high   quality   money   market      current income and capital appreciation.
                              instruments.  The  Portfolio is generally  expected
                              to hold 50% of its assets in equity  securities and
                              50% in fixed income securities.

   GROWTH INVESTORS........   Diversified  mix of  publicly-traded,  fixed-income      High  total  return  consistent  with  the
                              and  equity  securities;  asset  mix  and  security      adviser's determination of reasonable risk.
                              selection  based upon factors  expected to increase
                              possibility   of  high   long-term   return.   The
                              Portfolio   is   generally    expected   to   hold
                              approximately   70%  of  its   assets   in  equity
                              securities and 30% in fixed income securities.

- --------------------------------------------------------------------------------

Because Policy Account values may be invested in mutual fund options, IL Protector offers an opportunity for the Cash Surrender Value to appreciate more rapidly than it would under comparable fixed benefit whole life insurance. You must, however, accept the risk that if investment performance is unfavorable, the Cash Surrender Value may not appreciate as rapidly and, indeed, may decrease in value.


More detailed information about the Trust, its investment policies, risks, expenses and all other aspects of its operations, appears in its prospectus, which is attached to this prospectus, and in its Statement of Additional Information referred to therein.

THE GUARANTEED INTEREST ACCOUNT

You may allocate some or all of your Policy Account to the Guaranteed Interest Account, which is funded by our general account and pays interest at a declared rate guaranteed for each policy year. The principal, after deductions, is also guaranteed. The general account supports all of our insurance and annuity guarantees, including the Guaranteed Interest Account, as well as our general obligations. The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (1933 Act), nor is the general account an investment company under the 1940 Act. Accordingly, neither the general account, the Guaranteed Interest Account nor any interests therein are subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures that are included in the prospectus for your information and that relate to the general account and the Guaranteed Interest Account. These disclosures, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


The amount you have in the Guaranteed Interest Account at any time is the sum of the amounts allocated or transferred to it, plus the interest credited to it, minus amounts deducted, transferred and withdrawn from it. In addition, any policy loan is secured by an amount in your Policy Account equal to the outstanding loan. This amount remains part of the Policy Account but is assigned to the Guaranteed Interest Account. We refer to this amount as the loaned amount in the Guaranteed Interest Account. A Living Benefit payment will also result in amounts being transferred to the Guaranteed Interest Account. See LIVING BENEFIT OPTION on page 11.

ADDING INTEREST IN THE GUARANTEED INTEREST ACCOUNT. We pay a declared interest rate on all amounts that you have in the Guaranteed Interest Account. At policy issuance, and prior to each policy anniversary, we declare the rates that will apply to amounts in the Guaranteed Interest Account for the following policy year. These annual interest rates will never be less than the minimum guaranteed interest rate of 4% (before deductions). Interest is credited and compounds daily at an effective annual rate that equals the declared rate for each policy year. Different rates may apply to policies currently being issued and previously issued policies. Different rates are also paid on unloaned and loaned amounts in the Guaranteed Interest Account. See POLICY LOAN INTEREST on page 13. Amounts securing a Living Benefit payment are considered unloaned amounts for purposes of crediting interest.


TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT. Transfers out of the Guaranteed Interest Account to the Separate Account are allowed once a year on or within 30 days after your policy anniversary. If we receive your transfer request up to 30 days before your policy anniversary, the transfer will be made on your policy anniversary. If we receive your request on or within 30 days after your policy anniversary, the transfer will be made as of the date we receive your request. You may transfer up to 25% of your unloaned value in the Guaranteed Interest Account as of the transfer date or the minimum transfer amount, whichever is more. The minimum transfer amount is $500 or your total unloaned value in the Guaranteed Interest Account on the transfer date, whichever is less. Amounts securing a Living Benefit payment may not be transferred from the Guaranteed Interest Account.

PART 2:  DETAILED INFORMATION ABOUT IL PROTECTOR

FLEXIBLE PREMIUMS


You may choose the amount and frequency of premium payments, as long as they are within the limits described below. We determine the applicable minimum initial premium based on the age, sex, rating class and tobacco user status of the insured person, the initial Face Amount of the policy (the initial minimum Face Amount is $50,000) and any additional benefits selected. In certain situations, however, no distinction is made based on the sex of the insured person. See COST OF INSURANCE CHARGE on page 15. You may choose to pay a higher initial premium.


The full minimum initial premium must be given to your agent or broker on or before the day the policy is delivered to you. No insurance under your policy will take effect (a) until a policy is delivered and the full minimum initial premium is paid while the person proposed to be insured is living and (b) unless the information in the application continues to be true and complete, without material change, as of the time the initial premium is paid. If you have submitted the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured. You may review a copy of our Temporary Insurance Agreement on request.

Premiums must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to Equitable Variable. Premiums after the first must be sent directly to our Administrative Office. The minimum premium is $100 (policies issued in some states or automatic payment plans may have different minimums.) This minimum may be increased if we give you written notice.


We may return premium payments if we determine based upon our interpretation of current tax rules that such premiums would cause your policy to become a modified endowment contract or to cease to qualify as life insurance under Federal income tax law. We may also make such changes to the policy as we deem necessary to continue to qualify the policy as life insurance. See TAX EFFECTS on page 18 for an explanation of modified endowment contracts, the special tax consequences of such contracts, and how your policy might become a modified endowment contract.

PLANNED PERIODIC PREMIUMS AND NO LAPSE GUARANTEE PREMIUMS. Although premiums are flexible, pages 3 and 4 of your policy (the Policy Information Pages) will show a "planned" periodic premium and "no lapse guarantee premiums" (if the no lapse guarantee provision is available under your policy). We measure actual premiums against no lapse guarantee premiums to determine whether the no lapse guarantee provision will prevent the policy from going into default.


No lapse guarantee premiums are actuarially determined at issue based on the age, sex, tobacco user status and rating class of the insured person, the Face Amount and any additional benefits. No lapse guarantee premiums may change if you make policy changes that increase or decrease the Face Amount of the policy or a rider, add or eliminate a rider, or if there is a change in the insured person's rating or tobacco user classification. Certain additional benefit riders will cause no lapse guarantee premiums to increase each year. We reserve the right to limit the amount of any premium payments which are in excess of the greater of your initial planned periodic premium or no lapse guarantee premium.

The planned periodic premium is an amount you determine (within limits set by us) when you apply for the policy. The planned premium may be more or less than the no lapse guarantee premiums. Neither the planned premium nor the no lapse guarantee premiums are required premiums.


Failure to pay premiums could cause the policy to go into default and ultimately terminate. See YOUR POLICY CAN TERMINATE on page 17.

PREMIUM AND MONTHLY CHARGE ALLOCATIONS. On your application you provide us with initial instructions as to how to allocate your net premiums and monthly charges among the Funds and the Guaranteed Interest Account. Allocation percentages may be any whole number from zero to 100, but the sum must equal 100. Allocations to a Fund take effect on the first business day that follows the 20th calendar day after the Issue Date of your policy. The Issue Date is shown on the Policy Information Pages, and is the date we actually issue your policy. The date your allocation instructions take effect is called the Allocation Date. Our business days are described in HOW WE DETERMINE THE UNIT VALUE on page 12.


Until the Allocation Date, any net premiums allocated to a Fund will be allocated to the Money Market Fund, and all monthly deductions allocated to a Fund will be deducted from the Money Market Fund. On the Allocation Date, amounts in the Money Market Fund will be allocated to the various Funds in accordance with your policy application. We may delay the Allocation Date for the same reasons that we would delay effecting a transfer request. There will be no charge for the transfer out of the Money Market Fund on the Allocation Date.

You may change  the  allocation  percentages  for either  your  current  premium payment or the current and future premium payments by writing to our Administrative Office and indicating the changes you wish to make. Your request must be signed. These changes will go into effect as of the date your request is received at our Administrative Office, but no earlier than the first business day following the Allocation Date, and will affect transactions on and after such date.

DEATH BENEFITS

We pay a benefit to the beneficiary of the policy when the insured person dies. This benefit will be equal to the death benefit under your policy plus any additional benefits included in your policy and then due, less any policy loan, any lien securing a Living Benefit payment and accrued interest. If the insured person dies during a grace period, we will also deduct any overdue monthly charges.

You may choose between two death benefit options:

o OPTION A provides a death benefit equal to the policy's Face Amount. Except as described below, the Option A benefit is fixed.

o OPTION B provides a death benefit equal to the policy's Face Amount PLUS the amount in your Policy Account on the day the insured person dies. Under Option B, the value of the benefit is variable and fluctuates with the amount in your Policy Account.

Policyowners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B. Policyowners who prefer to have insurance coverage that does not vary in amount and lower cost of insurance charges should choose Option A.

Under both options, a higher death benefit may apply. This higher death benefit is a percentage multiple of the amount in your Policy Account. The percentage is generally based on provisions of Federal tax law which require a minimum death benefit in relation to cash value for your policy to qualify as life insurance. A higher percentage multiple than that required by Federal tax law will be applied at ages 91 and over. Since cost of insurance charges are assessed on the difference between the Policy Account value and the death benefit, these charges will increase if the higher death benefit takes effect.

The higher death benefit will be the amount in your Policy Account on the day the insured person dies times the percentage for the insured person's age (nearest birthday) at the beginning of the policy year of the insured person's death. The percentage declines as the insured person gets older. For ages that are not shown on the following table, the percentage multiples will decrease by a ratable portion for each full year.

- ------------------------------------------------------------------------------------------------------------------------------------
                                 TABLE OF DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY ACCOUNT VALUES
     INSURED                40 or        45        50         55      60          65        70        75 to        100
     PERSON'S AGE           under                                                                      95
                             250%       215%      185%       150%    130%        120%      115%      105%          100%
- ------------------------------------------------------------------------------------------------------------------------------------

For example, if the insured person were 75 years old and your policy had a Policy Account value of $200,000, the higher death benefit would be 105% of $200,000 or $210,000.


GUARANTEEING THE DEATH BENEFIT. We will guarantee your death benefit coverage for a period of time from issue, regardless of the policy's investment performance, if you have paid a certain amount of premiums into your policy and you have not withdrawn or borrowed those amounts. If your policy's Net Cash Surrender Value is insufficient to pay the monthly deductions, the no lapse guarantee provision can keep your policy from terminating if two conditions are satisfied. First, any outstanding policy loan plus accrued loan interest cannot exceed the policy's Cash Surrender Value. Second, the amount of your actual premium payments minus any withdrawals (each accumulated at 4% interest) must equal or exceed a benchmark premium amount. To determine this benchmark premium amount we accumulate the no lapse guarantee premiums (shown on the Policy Information Pages) at 4% interest.

The no lapse guarantee provision will last for twenty policy years if the issue age of the insured person is 59 or younger and fifteen policy years if the issue age of the insured person is 60 or older. The no lapse guarantee provision may not be available in some states. Also, some states limit the length of time the no lapse guarantee provision will last to 5 years or less. You should ask your agent for further information.


CHANGES IN INSURANCE PROTECTION


CHANGING THE FACE AMOUNT. You may request an increase in the Face Amount after the first policy year and a decrease after the second policy year. You must send your signed written request to our Administrative Office. See TAX EFFECTS on page 18 for the tax consequences of changing the Face Amount. If disability waiver goes into effect (see ADDITIONAL BENEFITS MAY BE AVAILABLE on page 12), we will not permit any Face Amount change. Any change will be subject to our approval and the following conditions:

Face Amount Increases. To increase the Face Amount, you must provide satisfactory evidence that the insured person is still insurable. The cost of insurance rate for the amount of the increase will be based on the rating class, attained age and tobacco user status of the insured person on the date of the increase and on the insured person's sex. See COST OF INSURANCE CHARGE on page
15. We reserve the right to decline face amount increases if the insured person has become a more expensive risk.

Any increase must be at least $10,000. No lapse guarantee premiums as well as monthly deductions from your Policy Account for the cost of insurance will generally increase beginning on the date the increase takes effect. An administrative charge of $1.50 for each additional $1,000 of insurance (up to a maximum charge of $240) will be deducted from your Policy Account. See HOW POLICY ACCOUNT CHARGES ARE ALLOCATED on page 16. This charge does not apply to face amount increases made under the Cost of Living rider.

A Surrender Charge will generally be applicable to a Face Amount increase for fifteen years from the effective date of the increase. Face Amount reductions will be applied against prior Face Amount increases, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. See SURRENDER CHARGE on page 16.


You will have the right to cancel the Face Amount  increase  within the later of
(1) 45 days after the application for the increase is signed, (2) 10 days after receipt of a new Policy Information Pages showing the increase and (3) 10 days after we mail or personally deliver a Notice of Cancellation Right. If you cancel the increase we will reverse any charges attributable to the increase and recalculate the Policy Account value, Cash Surrender Value and Surrender Charge to what they would have been had the increase not taken place. No Surrender Charge will be incurred upon cancellation. We reserve the right not to offer the cancellation right for Face Amount increases if we are no longer required to do so under applicable law.

Face Amount Decreases. You may reduce the Face Amount but not below the minimum we require to issue this policy at the time of the reduction. Any reduction must be at least $10,000. No lapse guarantee premiums as well as monthly deductions from your Policy Account for the cost of insurance will generally decrease, beginning on the date the decrease in Face Amount takes effect.


If you reduce the Face Amount during the first fifteen policy years or during the first fifteen years after a Face Amount increase, we may deduct a pro rata share of the Surrender Charge from the Policy Account. Assuming you have not previously changed the Face Amount, the pro rata Surrender Charge for a partial surrender will be determined by dividing the amount of the Face Amount decrease by the initial Face Amount and multiplying that fraction by the Surrender Charge. Face Amount reductions will be applied against prior Face Amount increases, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. See DEDUCTIONS FROM YOUR POLICY ACCOUNT on page 15 and SURRENDER CHARGE on page 16.

CHANGING THE DEATH BENEFIT OPTION. At any time after the second policy year while your policy is in force, you may change the death benefit option by sending a signed written request to our Administrative Office. See TAX EFFECTS on page 18 for the tax consequences of changing the death benefit option.


o If you change from OPTION A TO OPTION B, the Face Amount will be decreased by the amount in your Policy Account on the date of the change. We may not allow such a change if it would reduce the Face Amount below the minimum required to issue this policy at the time of the reduction. We may require evidence of insurability to make the change.

o If you change from OPTION B TO OPTION A, the Face Amount will be increased by the amount in the Policy Account on the date of the change.


These increases and decreases in Face Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which cost of insurance charges are based (see COST OF INSURANCE CHARGE on page 15). If your death benefit is determined by a percentage multiple of the Policy Account, however, the new Face Amount will be determined differently. No Surrender Charges will be deducted or established at the time of the change.

SUBSTITUTION OF INSURED PERSON. If you provide satisfactory evidence that the person proposed to be insured is insurable, then, subject to certain restrictions, you may, after the second policy year, substitute the insured person under your policy. The cost of insurance charges may change, but we will not change the Surrender Charge. Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other adverse tax consequences as well, including classification of the policy as a modified endowment contract or disqualification of the policy as life insurance for Federal income tax purposes unless funds are distributed out of the policy. See TAX EFFECTS on page 18. You should consult your tax adviser prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences of making this change. A $100 charge will be deducted from the Policy Account for each substitution of insured person.

WHEN POLICY CHANGES GO INTO EFFECT. A substitution of the insured person, or change in Face Amount or death benefit option, will go into effect at the beginning of the policy month that coincides with or follows the date we approve the request for the change. In some cases we may not approve a change because based upon our interpretation of current rules, the change might disqualify your policy as life insurance under applicable Federal tax law. In other cases there may be adverse tax consequences as a result of the change. See TAX EFFECTS on page 18.


MATURITY BENEFIT


If the insured person is still living on the policy anniversary nearest his or her 100th birthday (Final Policy Date), we will pay you the amount in the Policy Account net of any policy loan, any lien securing a Living Benefit payment and accrued interest. The policy will then terminate. You may choose to have this benefit paid in installments. See TAX EFFECTS on page 18 and YOUR PAYMENT OPTIONS on page 22.


LIVING BENEFIT OPTION

Subject to our underwriting guidelines and availability in your state, our Living Benefit rider will be added to your policy at issue. The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured person has a terminal illness. Certain eligibility requirements apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). There is no additional charge for the rider, but we will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. In addition, if you tell us that you do not wish to have the rider added at issue, but you later ask to add it, additional underwriting will be required and there will be a $100 administrative charge.


When a Living Benefit claim is paid, we establish a lien against the policy. The amount of the lien is the sum of the Living Benefit payment and any accrued interest on that payment. Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted in the state your policy is delivered. See BORROWING FROM YOUR POLICY ACCOUNT -- POLICY LOAN INTEREST on page 13.

Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This liened amount will be transferred to the Guaranteed Interest Account where it will earn interest at the same rate as unloaned amounts. See THE GUARANTEED INTEREST ACCOUNT on page
8. This liened amount will not be available for loans, transfers or partial withdrawals. Any death benefit, maturity benefit or Net Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See TAX EFFECTS on page 18 for a discussion of the tax treatment of distributions under the policy. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. You should contact your Equitable agent if you wish to make a claim under the rider.


ADDITIONAL BENEFITS MAY BE AVAILABLE

Your policy may include additional benefits. A monthly charge will be deducted from your Policy Account for each additional benefit you choose. Eligibility for and changes in these benefits are subject to our underwriting and other rules. More details will be included in your policy if you choose any of these benefits. The following additional benefits are currently available: disability waiver benefit, accidental death benefit, children's term insurance, term insurance on an additional insured person, option to purchase additional insurance and a cost of living rider.

The option to purchase additional insurance permits you to purchase additional amounts of insurance on the insured person, without evidence of insurability, upon the occurrence of certain specified events.


The Cost of Living rider provides for scheduled automatic Face Amount increases, within limits, that reflect increases in the cost of living as measured by the Consumer Price Index. These Face Amount increases will result in a change to your no lapse guarantee premium, and, except as described below, we may establish an additional Surrender Charge corresponding to the increased amount. The administrative charge applicable to face amount increases does not apply to increases made under this rider. See SURRENDER CHARGE on page 16. See also TAX EFFECTS on page 18 for the tax consequences of a Face Amount increase. We have filed an application with the SEC seeking an exemption from the 1940 Act in connection with the Surrender Charge to be imposed following a face amount increase under the Cost of Living rider. If you purchase this rider and the SEC does not grant our application, we will not impose any Surrender Charge attributable to face amount increases made under the rider. We have reasonable grounds to believe that the SEC will grant the exemption. We may discontinue making new sales of this rider at any time.


YOUR POLICY ACCOUNT VALUE


The amount in your Policy Account is the sum of the amounts you have in the Guaranteed Interest Account and in the Funds. Your Policy Account also reflects various charges. See DEDUCTIONS AND CHARGES on page 15.


AMOUNTS IN THE SEPARATE ACCOUNT. Amounts allocated, transferred or added to a Fund are used to purchase units of that Fund. Units are redeemed from a Fund when amounts are withdrawn, transferred or deducted for charges or capitalized loan interest. The number of units purchased or redeemed in a Fund is calculated by dividing the dollar amount of the transaction by the Fund's unit value calculated after the close of business that day. On any given day, the value you have in a Fund is the unit value for that Fund times the number of units credited to you in that Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine unit values for the Funds at the end of each business day. The unit value that applies to a transaction taking effect on a business day will be the unit value calculated at the close of business on that day. Generally, a business day is any day we are open and the New York Stock Exchange is open for trading. We are closed for national business holidays, including Martin Luther King, Jr. Day, and also on the Friday after Thanksgiving. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. We will not process any policy transactions received on those days other than a policy anniversary report and the payment of death benefit proceeds. The unit value for any business day is equal to the unit value for the preceding business day multiplied by the net investment factor for that Fund on that business day.


A net investment factor is determined for each Fund of the Separate Account every business day as follows: first, we take the net asset value of a share in the corresponding Trust portfolio at the close of business that day, as reported by the Trust, and we add the per share amount of any dividends or capital gains distributions paid by the Trust on that day. We divide this amount by the per share net asset value on the preceding business day. Then, we subtract a daily mortality and expense risk charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday and Monday). The daily mortality and expense risk charge is at an annual rate of
 .80%. See CHARGES AGAINST THE SEPARATE ACCOUNT on page 16. Finally, we reserve the right to subtract any daily charge for taxes or amounts set aside as a reserve for taxes.

TRANSFERS OF POLICY ACCOUNT VALUE. You may request a transfer of amounts among Funds or to the Guaranteed Interest Account either by telephone or by submitting a written, signed request. Special rules apply to transfers out of the Guaranteed Interest Account and to telephone transfers. See TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 8 and TELEPHONE TRANSFERS on page 13.


The minimum amount which may be transferred is $500. This minimum need not come from any one Fund or be transferred to any one Fund as long as the total amount transferred that day, including any amounts transferred to or from the Guaranteed Interest Account, is at least equal to the minimum. However, we will transfer the entire amount in any Fund even if it is less than the minimum specified in your policy. A lower minimum amount applies to our Automatic Transfer Service which is described below.

Transfers take effect on the date we receive your request, but no earlier than the first business day following the Allocation Date. When part of a transfer request cannot be processed, we will not process any part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where the request is for a transfer of an amount greater than that currently allocated to a Fund. We may delay making a transfer if the New York Stock Exchange is closed or the SEC has declared that an emergency exists. In addition, we may delay transfers where permitted under applicable law.

AUTOMATIC TRANSFER SERVICE. The Automatic Transfer Service enables you to make automatic monthly transfers out of the Money Market Fund into the other Funds. To start using this service you must first complete a special election form that is available from your agent or our

Administrative Office. You must also have a minimum of $5,000 in the Money Market Fund on the date the Automatic Transfer Service is scheduled to begin. You can elect up to eight Funds for monthly transfers, but the minimum amount that may be transferred to each Fund each month is $50.


If you elect the Automatic  Transfer Service with your policy  application,  the automatic transfers will begin in the second policy month following the Allocation Date. If you elect the Automatic Transfer Service after your application has been submitted, automatic transfers will begin on the next monthly processing date after we receive your election form at our Administrative Office. See POLICY PERIODS, ANNIVERSARIES, DATES AND AGES on page 17.


The Automatic Transfer Service will remain in effect until the earliest of the following events: (1) the amount in the Money Market Fund is insufficient to cover the automatic transfer amount; (2) the policy is in a grace period; (3) we receive at our Administrative Office your written instruction to cancel the Automatic Transfer Service; or (4) we receive notice of death under the policy.

Using the Automatic Transfer Service does not guarantee a profit or protect against loss in a declining market.

TELEPHONE TRANSFERS. In order to make transfers by telephone, you must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed signed form MUST be returned to our Administrative Office before requesting a telephone transfer.

Telephone transfers may be requested on each day we are open to transact business. You will receive the Fund's unit values as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. The telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described above.

We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of up to $25 for transfers of Policy Account value. Currently, you will be able to make 12 free transfers in any policy year, but we will charge $25 per transfer after the twelfth transfer. Transfers made through the Automatic Transfer Service or on the Allocation Date will not count toward the twelve free transfers. No charge will ever apply to the transfer of all of your amounts in the Separate Account to the Guaranteed Interest Account.

BORROWING FROM YOUR POLICY ACCOUNT

You may borrow up to 90% of your policy's Cash Surrender Value using only your policy as security for the loan. Any new loan must be at least $500. If you request an additional loan, the additional amount will be added to the outstanding loan and accrued loan interest. Any amount that secures a loan remains part of your Policy Account but is assigned to the Guaranteed Interest Account. This loaned amount earns an interest rate expected to be different from the interest rate for unloaned amounts. Amounts securing a Living Benefit payment are not available for policy loans.

HOW TO REQUEST A LOAN. You may request a loan by sending a signed written request to our Administrative Office. You should tell us how much of the loan you want taken from your unloaned amount in the Guaranteed Interest Account and how much you want taken from the Funds. If you request a loan from a Fund, we will redeem units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Account. The amounts you have in each Fund or the Account will be determined as of the day your request for a loan is received at our Administrative Office.


If you do not indicate how you wish to allocate it, the loan will be allocated according to the deduction allocation percentages applicable to your Policy Account. If the loan cannot be allocated based on these percentages, it will be allocated based on the proportions of your unloaned amount in the Guaranteed Interest Account and your values in the Funds bear to the total unloaned value of your Policy Account.


POLICY LOAN INTEREST. Interest on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each policy year. The same rate applies to any outstanding policy loans and any new amounts you borrow during the year. You will be notified of the current rate when you apply for a loan. The maximum rate is the greater of 5%, or the "Published Monthly Average" for the month that ends two months before the interest rate is set. The "Published Monthly Average" is the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc. If this average is no longer published, we will use any successor or the average established by the insurance supervisory official of the jurisdiction in which the policy is delivered. We will not charge more than the maximum rate permitted by applicable law. We may also set a rate lower than the maximum.

Any change in the rate from one year to the next will be at least 1/2%. The maximum loan interest rate will only change, therefore, if the Published Monthly Average differs from the previous interest rate by at least 1/2 of 1%. You will be notified in advance of any increase in the interest rate on any loan you have outstanding.

When you borrow on your policy, the amount of your loan is set aside in the Guaranteed Interest Account where it earns a declared rate for loaned amounts. The interest rate we credit to the loaned portion of the Guaranteed Interest Account will be at an annual rate up to 2% less than the loan interest rate we charge. However, we reserve the right to credit a lower rate than this if tax laws change such that our taxes on policy loans or policy loan interest are increased.


Under our current rules, the rate we credit on loaned amounts for the first fifteen policy years is 1% less than the rate we charge for policy loan interest, and beginning in the sixteenth policy year, the rate difference drops from 1% to 1/4 of 1%. Because IL Protector was offered for the first time in 1996, no reduction in the rate difference in the sixteenth policy year has yet been attained. These rate differentials are those currently in effect and are not guaranteed. Interest credited on loaned amounts will never be less than 4%.

Interest accrues daily on any loaned amount in the Guaranteed Interest Account. On each policy anniversary and any time you repay a policy loan in full, accrued interest on the loaned amount is allocated to the Separate Account Funds and to the unloaned portion of the Guaranteed Interest Account in accordance with your premium allocation percentages.

WHEN INTEREST IS DUE. Interest is due on each policy anniversary. If you do not pay the interest when it is due, it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your Policy Account which are then in effect. This means an additional loan is made to pay the interest and amounts are transferred from the Funds to make the loan. If the interest cannot be allocated on this basis, it will be allocated as described above for allocating your loan.


REPAYING THE LOAN. You may repay all or part of a policy loan at any time. While you have a policy loan, we assume that any money you send us is a premium payment. If you wish to have any of these payments applied as a loan repayment, you must specifically so indicate in writing. Loan repayments are not subject to charges for applicable taxes or a Premium Sales Charge. Any amount not needed to repay a loan and accrued loan interest will be applied as a premium payment. We will first allocate loan repayments to our Guaranteed Interest Account until the amount of any loans originally allocated to that Account have been repaid. After you have repaid this amount, you may choose how you want us to allocate the balance of any additional repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages.


THE EFFECTS OF A POLICY LOAN. A loan will have a permanent effect on the value of your Policy Account and, therefore, on the benefits under your policy, even if the loan is repaid. The loaned amount set aside in the Guaranteed Interest Account will not be available for investment in the Funds or in the unloaned portion of the Guaranteed Interest Account. Whether you earn more or less with the loaned amount set aside depends on the investment experience of the Funds and the rates declared for the unloaned portion of the Guaranteed Interest Account. The amount of any policy loan and accrued loan interest will reduce the proceeds paid from your policy upon the death of the insured person, policy maturity or policy surrender. In addition, a loan will reduce the amount available for you to withdraw from your policy. See TAX EFFECTS on page 18 for the tax consequences of a policy loan. A loan may also affect the length of time that your insurance remains in force because the amount set aside to secure your loan cannot be used to cover monthly deductions. A loan may prevent the no lapse guarantee provision from keeping the policy out of default. See YOUR POLICY CAN TERMINATE on page 17.


PARTIAL WITHDRAWALS AND SURRENDER


PARTIAL WITHDRAWALS. At any time after the first policy year while the insured person is living, you may request a partial withdrawal of your Net Cash
Surrender Value by sending a signed written request to our Administrative Office. When you make a partial withdrawal, an expense charge of $25 or 2% of the amount requested, whichever is less, will be deducted from your Policy
Account. Any such withdrawal is subject to our approval and to certain conditions. Amounts securing a Living Benefit payment are not available for partial withdrawals. In addition, we reserve the right to decline a request for a partial withdrawal. Under our current rules, a withdrawal must:


o   be at least $500,

o not cause the death benefit to fall below the minimum Face Amount for which we would issue the policy at the time, and

o not cause the policy to fail to qualify as life insurance under applicable tax law.


You may specify how much of the withdrawal you want taken from amounts you have in each Fund and the unloaned portion of the Guaranteed Interest Account. If you do not specifically indicate, we will make the withdrawal and deduct the related expense charge on the basis of your deduction allocation percentages. If we cannot make the withdrawal and deduct the expense charge in the manner discussed above, we will make the withdrawal and deduction based on the proportions that your unloaned amounts in the Guaranteed Interest Account and the Funds bear to the total unloaned value of your Policy Account.

A partial withdrawal reduces the amount you have in your Policy Account and Cash Surrender Value on a dollar-for-dollar basis. Normally, it also reduces the death benefit on a dollar-for-dollar basis, but generally does not affect the net amount at risk, which is the difference between the current death benefit and the amount in your Policy Account. If you selected death benefit Option A, the Face Amount of your policy will generally be reduced so that there will be no change in the net amount at risk. However, under either option, if the death benefit is based on the Policy Account percentage multiple, the reduction in death benefit would be greater and the net amount at risk would be reduced. See DEATH BENEFITS on page 9. The withdrawal and these reductions will be effective as of the date your request is received at our Administrative Office. See TAX EFFECTS on page 18 for the tax consequences of a partial withdrawal and a reduction in benefits.

SURRENDER FOR NET CASH SURRENDER VALUE. The Cash Surrender Value is the amount in your Policy Account minus the Surrender Charges described under SURRENDER CHARGE on page 16. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest.

You may surrender your policy for its Net Cash Surrender Value at any time while the insured person is living. In addition to your express instruction to surrender the policy, your request must include the policy number, your name, the name of the insured person, and the address where proceeds should be mailed. You, as the owner, must sign the request. The request must also be signed by any joint owner, collateral assignee or irrevocable beneficiary. If you do not want income tax withheld from the Net Cash Surrender Value you should also include a completed withholding authorization (I.R.S. Form W-9). We make available a surrender request form that you can obtain from our Administrative Office or your Equitable agent. See TAX EFFECTS on page 18 for the tax consequences of a surrender.


We will deduct from the Net Cast Surrender Value any amount securing a Living Benefit payment. We will compute the Net Cash Surrender Value as of the date we receive your written surrender request and the policy at our Administrative Office. All insurance coverage under your policy will end on that date.

DEDUCTIONS AND CHARGES


DEDUCTIONS FROM PREMIUMS. Charges for certain taxes are deducted from all premiums. In addition a Premium Sales Charge will be deducted from your premiums as specified below. The balance of each premium (the net premium) is placed in your Policy Account.

Charge for Taxes. We deduct a charge designed to approximate certain taxes and additional charges imposed upon us by states and certain jurisdictions. Such charges currently range from .75% to 5% (Virgin Islands).

This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her place of residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary.

Premium Sales Charge. A percentage of each premium will be deducted to compensate us in part for sales and promotional expenses in connection with selling IL Protector, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. We pay these expenses from our own resources, including the Premium Sales Charge, any Surrender Charge we might collect and any profit we may earn on the charges deducted under the policy, such as the mortality and expense risk charge. See SURRENDER CHARGE on page 16. The Premium Sales Charge is equal to 6% of premiums paid.

DEDUCTIONS FROM YOUR POLICY ACCOUNT. At the beginning of each policy month, the following charges are deducted from your Policy Account:

Monthly Administrative Charge. The administrative charge is designed to cover the costs of issuing your policy and the costs of maintaining your policy, such as billing, policy transactions and policyowner communications. This charge is designed to reimburse us for expenses and we do not expect to profit from it. The amount of the monthly administrative charge during the first policy year is equal to $25 per month. During subsequent years, the monthly administrative charge is $6. We may increase this charge, but we guarantee that it will never exceed $10 per month.


Cost Of Insurance Charge. The cost of insurance charge is calculated by multiplying the net amount at risk at the beginning of the policy month by the monthly cost of insurance rate applicable to the insured person at that time. The net amount at risk is the difference between the current death benefit and the amount in your Policy Account.

Your cost of insurance charge will vary from month to month with changes in the net amount at risk. For example, if the current death benefit for the month is increased because the death benefit is based on a percentage multiple of the Policy Account, then the net amount at risk for the month will increase. Assuming the percentage multiple is not in effect, increases or decreases to the Policy Account will result in a corresponding decrease or increase to the net amount at risk under Option A policies, but no change to the net amount at risk under Option B policies. Increases or decreases to the Policy Account can result from making premium payments, investment experience or the deduction of charges.

The monthly cost of insurance rate applicable to your policy will be based on our current monthly cost of insurance rates. The current monthly cost of insurance rates may be changed from time to time. However, the current rates will never be more than the guaranteed maximum rates set forth in your policy. The guaranteed rates are based on the Commissioner's 1980 Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. The current and guaranteed monthly cost of insurance rates are determined based on the sex, age, rating class and tobacco user status of the insured person. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since a policy has been issued).

Beginning in the tenth policy year, current monthly cost of insurance charges are reduced by an amount equal to a percentage of your unloaned Policy Account Value on the date such charges are assessed. This means that the larger your unloaned Policy Account Value, the greater your potential reduction in current cost of insurance charges. This percentage begins at an annual rate of .05%, grading up to an annual rate of .65% in policy years 25 and later. This cost of insurance charge reduction applies on a current basis and is not guaranteed. Because IL Protector was offered for the first time in 1996, no reduction of cost of insurance charges in the tenth policy year has yet been attained.

Lower current cost of insurance rates apply at most ages for insured persons who qualify as non-tobacco users. To qualify, an insured person must meet additional requirements that relate to tobacco use. In addition, the insured person must be age twenty or over. Insured persons who are under twenty years of age may ask us to review their current tobacco habits when they reach the policy anniversary nearest their twentieth birthday.

There will be no distinctions based on sex in the cost of insurance rates for IL Protector policies sold in Montana. Cost of insurance rates applicable to a policy issued in Montana will not be greater than the comparable male rates set forth or illustrated in this prospectus. Similarly, illustrated policy values in
Part 4 would be no less favorable for comparable policies issued in this state. The guaranteed cost of insurance rates for IL Protector policies in this state are based on the Commissioner's 1980 Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table.

Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL Protector in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.


Charges For Additional Benefits. The cost of any additional benefits you choose will be deducted monthly. Your policy contains tables showing the guaranteed maximum charges for all of these insurance costs.


Transaction Charges. In addition to the monthly deductions from your Policy Account described above, we charge fees for certain policy transactions: see PARTIAL WITHDRAWALS on page 14, CHANGING THE FACE AMOUNT on page 10, SUBSTITUTION OF INSURED PERSON on page 11, LIVING BENEFIT OPTION on page 11 and TRANSFERS OF POLICY ACCOUNT VALUE on page 12. Also, if, after your policy is issued, you request more than one illustration in a policy year, we may charge a fee. See ILLUSTRATIONS OF POLICY BENEFITS on page 26.

How Policy Account Charges Are Allocated. Generally, deductions from your Policy Account for monthly charges are made from the Funds and the unloaned portion of our Guaranteed Interest Account in accordance with the deduction allocation percentages specified in your application unless you instruct us in writing to do otherwise. See PREMIUM AND MONTHLY CHARGE ALLOCATIONS on page 9. If a deduction cannot be made in accordance with these percentages, it will be made based on the proportions that your unloaned amounts in the Guaranteed Interest Account and your amounts in the Funds bear to the total unloaned value of your Policy Account.

Changes. Any changes in the cost of insurance rates, charges for additional benefits, Premium Sales Charge, mortality and expense risk charge or administrative charges will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes. We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which would reduce the investment experience of the Funds. See TAX EFFECTS on page 18.

CHARGE AGAINST THE SEPARATE ACCOUNT. This charge is reflected in the unit values for the Funds of the Separate Account. See HOW WE DETERMINE THE UNIT VALUE on page 12.

A daily charge for assuming MORTALITY AND EXPENSE RISKS will be made. The annual rate is .80%. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your Policy Account will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risk that the cost of issuing and administering policies will be greater than we expected. If the amount collected from this charge exceeds losses from the risks assumed, it will be to our profit.

TRUST CHARGES. The Funds purchase shares of the Trust at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Trust. The Trust does not impose a sales charge. See THE TRUST'S INVESTMENT ADVISER on page 6.

SURRENDER CHARGE. There will be a difference between the amount in your Policy Account and the Cash Surrender Value of your policy for at least the first fifteen policy years. This difference is the result of the Surrender Charge (which is a contingent deferred sales load). See also PREMIUM SALES CHARGE on page 15. This charge is contingent because you pay it only if you surrender your policy, reduce its Face Amount or it terminates. This charge is deferred because we do not deduct it from your premiums. Because the Surrender Charge is contingent and deferred, the amount we might collect in a policy year is not related to the actual sales expenses for that year. A table of the maximum Surrender Charge appears on the Policy Information Pages.


Assuming you have not previously changed the Face Amount, the pro rata Surrender Charge for a partial surrender will be determined by dividing the amount of the Face Amount decrease by the initial Face Amount and multiplying that fraction by the Surrender Charge. Face Amount reductions will be applied against prior Face Amount increases, if any, in the reverse order in which such increases occurred, and then to the original Face Amount.

To determine the Surrender Charge, "target" premiums are used. Target premiums are not based on the "planned" premium you determine, but are actuarially determined based on the age, sex and tobacco user status of the insured person. The maximum Surrender Charge for the initial Face Amount of your policy (the "base policy") will equal 66% of one target premium. This maximum will not vary based on the amount of premiums you pay or when you pay them. After the first nine policy years, this maximum Surrender Charge on the base policy begins to decrease by 11% per year on a monthly basis for policy years ten through fifteen. After fifteen years, the Surrender Charge attributable to the base policy expires.

Subject to the maximum, the Surrender Charge is calculated based on your actual premium payments. The Surrender Charge is equal to 24% of premiums paid in the first policy year up to one target premium, and 3% of premiums paid thereafter through the fifteenth policy year.

Attempting to structure the timing and amount of premium payments to reduce the potential Surrender Charge below the maximum is not recommended. Paying small amounts of premium in the policy's first fifteen years to reduce the potential Surrender Charge could increase the risk that your policy will terminate without value.

If you increase the Face Amount above the previous highest Face Amount (computed without regard to changes in Face Amount resulting from changing the death benefit options but including increases resulting from the cost of living rider), we will establish an additional Surrender Charge corresponding to the increased amount. An additional target premium attributable to the increase will be established and the additional Surrender Charge will be subject to the same maximum percentage of 66%. This maximum will start to decline in the tenth year after the increase in the same manner as the Surrender Charge on the base policy.

A portion of each premium payment made after a Face Amount increase will be deemed to be attributable to such increase, even if you do not increase the amount or frequency of your premium payments. The allocation of premiums between the base policy and Face Amount increases is actuarially determined in accordance with SEC regulations.


ADDITIONAL INFORMATION ABOUT IL PROTECTOR

YOUR POLICY CAN TERMINATE. Your insurance coverage under IL Protector continues as long as the Net Cash Surrender Value of the policy is enough to pay the monthly deductions. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest. If the Net Cash Surrender Value at the beginning of any policy month is less than the deductions for that month, your policy will go into default unless the no lapse guarantee provision is in effect. See GUARANTEEING THE DEATH BENEFIT on page 10.


If your policy goes into default, we will notify you, and any assignees on our records, in writing, that a 61-day grace period has begun and indicate the payment that is needed to avoid policy termination at the end of the grace period. The required payment will not be more than an amount which would increase the Net Cash Surrender Value to cover total monthly deductions for three months (without regard to any investment performance in the Policy Account). The required payment and any residual Policy Account value will be used to cover the overdue deductions. However, if your Policy Account has unfavorable investment experience, the required payment may not be sufficient to cover the overdue deductions on the date we receive the payment. In this case, a new 61-day grace period will begin. While a policy is in a grace period, you may not transfer Policy Account value or make other policy changes.


If we do not receive payment within the 61 days, your policy will terminate without value. We will withdraw any amount left in your Policy Account and apply this amount to the overdue deductions, any applicable Surrender Charge and any unpaid loan and accrued loan interest. We will inform you, and any assignee, at last known addresses that your policy has ended without value. See TAX EFFECTS on page 18 for the potential tax consequences of the termination of a policy.

YOU MAY RESTORE A POLICY AFTER IT TERMINATES. You may restore a policy within six months after it terminates if you provide evidence that the insured person (and any other person insured under a rider) is still insurable, and you make the premium payment that we require to restore the policy. The required premium will not be more than an amount sufficient to cover (i) total monthly deductions for 3 months, calculated from the effective date of restoration; (ii) the monthly administrative charges from the beginning of the grace period to the effective date of restoration; (iii) any excess of the applicable Surrender Charge on the date of restoration over the Surrender Charge that was deducted on the date of default; and (iv) the charge for taxes, the Premium Sales Charge, and any increase in Surrender Charge associated with this payment. We will determine the amount of this required premium as if no interest or investment performance were credited to, or charged against, your Policy Account. The policy will be restored as of the beginning of the policy month which coincides with or follows the date we approve your application. Your reinstated policy will not have any loan balance even if there was a loan outstanding under the terminated policy.

From the required payment we will deduct the charge for applicable taxes and the Premium Sales Charge. On the effective date of restoration, the Policy Account will be equal to the balance of the required payment plus a Surrender Charge credit. This credit will be equal to the Surrender Charge that was deducted on the date of default, but not greater than the applicable Surrender Charge as of the effective date of restoration. We will start to make monthly deductions as of the effective date of restoration. On that date, the monthly administrative charges from the beginning of the grace period to the effective date of restoration will be deducted from the Policy Account. See TAX EFFECTS on page 18 for the potential tax consequences of restoring a terminated policy. Some states may vary the time period and conditions for policy restoration.

POLICY PERIODS, ANNIVERSARIES, DATES AND AGES. When an application for an IL Protector policy is completed and submitted to us, we decide whether or not to issue the policy. This decision is made based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a policy, any premium paid will be refunded.


The Issue Date, shown on the Policy Information Pages, is the date your policy is actually issued, but if we have advanced the Register Date, the Issue Date will be the same as the Register Date. Generally, contestability is measured from the Issue Date, as is the suicide exclusion.


The Register Date, also shown on the Policy Information Pages, is used to measure policy years and policy months. Charges and deductions are first made as of the Register Date. As to when coverage under the policy begins, see FLEXIBLE PREMIUMS on page 9.


Generally, we determine the Register Date based upon when we receive your full minimum initial premium. In most cases:

o If you submit the full minimum initial premium to your Equitable agent at the time you sign the application, and we issue the policy as it was applied for, then the Register Date will be the later of (a) the date part I of the policy application was signed or, (b) the date part II of the policy application was signed by a medical professional.

o If we do not receive your full minimum initial premium at our Administrative Office before the Issue Date or, if the policy is not issued as applied for, the Register Date will be the same as the Issue Date.


An early Register Date may be permitted for employer sponsored cases in order to accommodate a common Register Date for all employees. We may also permit policyowners to advance a Register Date (up to three months) in employer sponsored cases. An early Register Date may also be permitted to provide a younger age at issue.

The investment start date is the date that your initial net premium begins to vary with the investment performance of the Funds or accrue interest in the Guaranteed Interest Account. Generally, the investment start date will be the same as the Register Date if the full minimum initial premium is received at our Administrative Office before the Register Date. Otherwise, the investment start date will be the date the full minimum initial premium is received at our Administrative Office. Thus, to the extent that your first premium is received before the Register Date, there will be a period during which the initial premium will not be experiencing investment performance. The investment start date for policies with early Register Dates will be the date the full minimum initial premium is received at our Administrative Office. Any subsequent premium payment received after the investment start date will begin to experience investment performance as of the date such payment is received at our Administrative Office. Remember, the amount of your initial net premium allocated to the Funds may be temporarily allocated to the Money Market Fund prior to allocation in accordance with your instructions. See FLEXIBLE PREMIUMS on page 9.


Age. Generally, when we refer to the age of the insured person, we mean his or her age on the birthday nearest to the beginning of the particular policy year.

TAX EFFECTS

This discussion is based on our understanding of the effect of the current Federal income tax laws as currently interpreted on IL Protector policies owned by U.S. resident individuals. The tax effects on corporate taxpayers subject to the Federal alternative minimum tax, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult your legal or tax adviser.


POLICY PROCEEDS. An IL Protector policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (the Code) and as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that IL Protector will meet these requirements, and that under Federal income tax law:


o the death benefit received by the beneficiary under your IL Protector policy will not be subject to Federal income tax; and

o as long as your policy remains in force, increases in the Policy Account value as a result of interest or investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy, such as a loan or a partial withdrawal.

SPECIAL TAX RULES MAY APPLY, HOWEVER, IF YOU TRANSFER YOUR OWNERSHIP OF THE POLICY. CONSULT YOUR TAX ADVISER BEFORE ANY TRANSFER OF YOUR POLICY.

The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." The character of any income recognized will be ordinary income as opposed to capital gain.

A MODIFIED ENDOWMENT IS a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense, administrative and surrender charges), would be fully paid for after seven level annual payments. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a downward adjustment formula, the Policy Account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change would occur if there was a substitution of the insured person, and could also occur as a result of a change in death benefit option, the selection of additional benefits, an increase in Face Amount and certain other changes.

If the benefits are reduced during the first seven policy years after entering into the policy (or within seven years after a material change), for example, by requesting a decrease in Face Amount or in some cases, by making a partial withdrawal or terminating additional benefits under a rider, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment. Generally, a life insurance policy which is received in exchange for a modified endowment will also be considered a modified endowment.


Changes made to a life insurance policy, for example, a decrease in benefits or the termination of or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy, as well as the maximum amount of Policy Account value that may be maintained under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable in income. See POLICY CHANGES on page 19.

IF YOUR IL PROTECTOR POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to current Federal income tax. Interest on the loan will generally not be tax deductible. After the first 15 policy years, the proceeds from a partial withdrawal will not be subject to Federal income tax except to the extent such proceeds exceed your "Basis" in your policy. Your Basis in your policy generally will equal the premiums you have paid less any amounts previously recovered through tax-free policy distributions. During the first fifteen policy years, the proceeds from a partial withdrawal could be subject to Federal income tax to the extent your Policy Account value exceeds your Basis in your policy. The portion subject to tax will depend upon the ratio of your death benefit to the Policy Account value (or in some cases, the premiums paid) under your policy and the age of the insured person at the time of the withdrawal. In addition, if at any time your policy is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of policy loan and accrued loan interest) over your Basis will be subject to Federal income tax. IN ADDITION, IF A POLICY TERMINATES WHILE THERE IS A POLICY LOAN, THE CANCELLATION OF SUCH LOAN AND ACCRUED LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE ABOVE RULES. On the Final Policy Date, the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax.


IF YOUR POLICY IS A MODIFIED ENDOWMENT, any distribution from your policy will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your Policy Account value exceeds your Basis in the policy. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowments issued by the same insurer or an affiliate to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowments.


A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment. The penalty tax will not, however, apply to distributions
(i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. If your policy is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. If your policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules. In addition, upon the Final Policy Date the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax and, unless an exception applies, a 10% penalty tax.


If your policy becomes a modified endowment, distributions that occur during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition distributions from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. THIS MEANS THAT A DISTRIBUTION MADE FROM A POLICY THAT IS NOT A MODIFIED ENDOWMENT COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.


POLICY TERMINATIONS. A policy which has terminated without value may have the tax consequences described above even though you may be able to reinstate your policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury Department has issued final regulations regarding the diversification requirements. Failure by us to meet these requirements would disqualify your policy as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy for the period of the disqualification and subsequent periods. The Separate Account, through the Trust, intends to comply with these requirements.


In connection with the issuance of the then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular funds of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for Federal income tax purposes. Under current law we believe that Equitable Variable, and not the owner of the policy, would be considered the owner of the assets of the Separate Account.

POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We have reserved in the policy the right to decline to accept all or part of any premium payments, decline to change death benefit options, decline Face Amount changes, or decline to make partial withdrawals that based upon our interpretation of current tax rules would cause your policy to fail to qualify. We may also make changes in the policy or its riders or require additional premium payments or make distributions from the policy to the extent we deem necessary to qualify your policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. You will be given written notice of such changes.

TAX CHANGES. The United States Congress has in the past considered, is currently considering and may in the future consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may also affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences described above may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have retroactive effect. We suggest you consult your legal or tax adviser.


ESTATE AND GENERATION SKIPPING TAXES. If the insured person is the policyowner, the death benefit under IL Protector will generally be includable in the policyowner's estate for purposes of Federal estate tax. If the policyowner is not the insured person, under certain conditions only the Cash Surrender Value of the policy would be so includable. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a Federal estate tax liability. In addition, an unlimited marital deduction may be available for Federal estate tax purposes.


As a general rule, if a "transfer" is made to a person two or more generations younger than the policyowner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with your tax adviser for specific information, especially where benefits are passing to younger generations.

The particular situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate and generation skipping taxes as well as state and local estate, inheritance and other taxes.


PENSION AND PROFIT-SHARING PLANS. If IL Protector policies are purchased by a fund which forms part of a pension or profit-sharing plan qualified under Sections 401(a) or 403 of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such policies will be somewhat different from that described above.


If purchased as part of a pension or profit-sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Account value will not be subject to Federal income tax. However, the Policy Account value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his Policy Account or was an owner-employee under the plan.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult your legal adviser.

OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These policyowners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for Federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). You should consult your legal adviser.

OUR TAXES. Under the life insurance company tax provisions of the Code, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are reported in our Federal income tax return but we currently pay no income tax on investment income and capital gains reflected in variable life insurance policy reserves. Therefore, no charge is currently being made to any Fund for taxes. We reserve the right to make a charge in the future for taxes incurred, for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policy.

We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to the Separate Account or allocable to the policy.

WHEN WE WITHHOLD FOR TAXES. Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of the money you receive if the withdrawal of money from your Policy Account or the surrender or the maturity of your policy is a taxable transaction. If you do not wish us to withhold tax from the payment, or if enough is not withheld, you may have to pay later. You may also have to pay penalties under the tax rules if your withholding and estimated tax payments are insufficient. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

PART 3: ADDITIONAL INFORMATION

YOUR VOTING PRIVILEGES

TRUST VOTING PRIVILEGES. As explained in Part 1, we invest the assets in the Funds in shares of the corresponding Trust portfolios. Equitable Variable is the legal owner of the shares and will attend, and has the right to vote at, any meeting of the Trust's shareholders. Among other things, we may vote on any matters described in the Trust's prospectus or requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, to the extent required by the 1940 Act, you will have the opportunity to tell us how to vote the number of shares that can be attributed to your policy. We will vote those shares at meetings of Trust shareholders according to your instructions. If we do not receive instructions in time from all policyowners, we will vote shares in a portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions in that portfolio. We will vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in the Funds in the same proportions that all policyowners vote, including those who participate in other separate accounts. If the Federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Trust in our own right or to restrict policyowner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES. You may participate in voting only on matters concerning the Trust portfolios corresponding to the Funds to which your Policy Account is allocated. The number of Trust shares in each Fund that are attributable to your policy is determined by dividing the amount in your Policy Account allocated to that Fund by the net asset value of one share of the corresponding Trust portfolio as of the record date set by the Trust's Board for the Trust's shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting of the Trust. Fractional shares are counted.

If you are entitled to give us voting instructions, we will send you proxy material and a form for providing voting instructions. In certain cases, we may disregard instructions relating to changes in the Trust's adviser or the investment policies of its portfolios. We will advise you if we do and detail the reasons in the next semiannual report to policyowners.

SEPARATE ACCOUNT VOTING RIGHTS. Under the 1940 Act, certain actions (such as some of those described under OUR RIGHT TO CHANGE HOW WE OPERATE, below) may require policyowner approval. In that case, you will be entitled to one vote for every $100 of value you have in the Funds. We will cast votes attributable to amounts we have in the Funds in the same proportions as votes cast by policyowners.

OUR RIGHT TO CHANGE HOW WE OPERATE

In addition to changing or adding investment companies, we have the right to modify how we or the Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:


o add Funds to, or remove Funds from, the Separate Account, combine two or more Funds within the Separate Account, or withdraw assets relating to IL Protector from one Fund and put them into another;


o   register or end the registration of the Separate Account under the 1940 Act;

o operate the Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Equitable Variable under the 1940
    Act);

o restrict or eliminate any voting rights of policyowners or other people who have voting rights that affect the Separate Account;

o operate the Separate Account or one or more of the Funds in any other form the law allows, including a form that allows us to make direct investments. Our Separate Account may be charged an advisory fee if its investments are made directly rather than through an investment company. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of a Fund, you will be notified as required by law. We may, for example, cause the Fund to invest in a mutual fund other than, or in addition to, the Trust. If you then wish to transfer the amount you have in that Fund to another Fund of the Separate Account or to the Guaranteed Interest Account, you may do so, without charge, by contacting our Administrative Office. At the same time, you may also change how your net premiums and deductions are allocated.

OUR REPORTS TO POLICYOWNERS

Shortly after the end of each policy year you will receive a report that includes information about your policy's current death benefit, Policy Account value, Cash Surrender Value and policy loan. Notices will be sent to you to confirm premium payments (except premiums paid through an automated arrangement), transfers and certain other policy transactions.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in your application and any application for change. However, there are some limits on how and when we can challenge the policy.

o We cannot challenge the policy after it has been in effect, during the insured person's lifetime, for two years from the date the policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

o We cannot challenge any policy change that requires evidence of insurability (such as an increase in Face Amount or a substitution of insured person) after the change has been in effect for two years during the insured person's lifetime.

o We cannot challenge an additional benefit rider that provides benefits in the event that the insured person becomes totally disabled, after two years from the later of the Issue Date or the date as of which the additional benefit rider became effective. We can require proof of continuing disability while such a rider is in effect as specified in the rider.

If the insured person dies within the time that we may challenge the validity of the policy, we may delay payment until we decide whether to challenge the policy. If the insured person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the insured person's correct age and sex.

If the insured person commits suicide within two years after the date on which the policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding policy loan, accrued loan interest and any partial withdrawals of Net Cash Surrender Value. If the insured person commits suicide within two years after the effective date of an increase in Face Amount that you requested, we will pay the death benefit based on the Face Amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (including the transaction charge for the Face Amount increase). A new two-year suicide and contestability period will begin on the date of substitution following a substitution of insured. Some states require that we measure this time by some other date.

YOUR PAYMENT OPTIONS

Policy benefits or other payments, such as the Net Cash Surrender Value, may be paid immediately in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any Fund. Instead, interest accrues pursuant to the options chosen.


You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See YOUR BENEFICIARY below.) If you do not arrange for a specific form of payment before the insured person dies, the beneficiary will be paid through the Equitable Access Account(TM). The Equitable Access Account is not available to corporate or other non-natural beneficiaries. See WHEN WE PAY POLICY PROCEEDS below. The beneficiary will then have a choice of payment options. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the insured person dies. Different payment options may result in different tax consequences.


The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

YOUR BENEFICIARY

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the insurance benefits of the policy. You may change the beneficiary during the insured person's lifetime by writing to our Administrative Office. If no beneficiary is living when the insured person dies, we will pay the death benefit in equal shares to the insured person's surviving children. If there are no surviving children, we will pay the death benefit to the insured person's estate.

ASSIGNING YOUR POLICY

You  may  assign  (transfer)  your  rights  in the  policy  to  someone  else as collateral  for a loan or for some  other  reason,  if we  agree.  A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action taken before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership. BECAUSE THERE MAY BE TAX CONSEQUENCES, INCLUDING THE LOSS OF INCOME TAX-FREE TREATMENT FOR ANY DEATH BENEFIT PAYABLE TO THE BENEFICIARY, YOU SHOULD CONSULT YOUR TAX ADVISER PRIOR TO MAKING AN ASSIGNMENT.

WHEN WE PAY POLICY PROCEEDS

We will pay any death benefits, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and other documents that may be required for payment of death benefits) at our Administrative Office. Death benefits are determined as of the date of death of the insured person and will not be affected by subsequent changes in the unit values of the Funds. Death benefits will generally be paid through the Equitable Access Account, an interest bearing checking account. A beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the Equitable Access Account is closed. If an Equitable agent helps the beneficiary of a policy to prepare the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the agent within seven days after we receive the required documents. Our agents will take reasonable steps to arrange for prompt delivery to the beneficiary.

We may, however, delay payment if we contest the policy. We may also delay payment if we cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the SEC, or because the SEC has declared that an emergency exists. In addition, if necessary to protect our policyowners, we may delay payment where permitted under applicable law.

We may defer payment of any Net Cash Surrender Value or loan amount (except a loan to pay a premium to us) from the Guaranteed Interest Account for up to six months after we receive your request. We will pay interest of at least 3% a year from the date we receive your request if we delay more than 30 days in paying you such amounts from the Guaranteed Interest Account.

DIVIDENDS

No dividends are paid on the policy described in this prospectus.

REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every jurisdiction where we sell policies.


The IL Protector policy (Plan No. 96-400) has been filed with and approved by insurance officials in 41 jurisdictions. We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell policies. The officials are responsible for reviewing our reports to be sure that we are financially sound.


SPECIAL CIRCUMSTANCES


Equitable Variable may vary the charges and other terms of IL Protector where special circumstances result in sales or administrative expenses or mortality risks that are different than those normally associated with IL Protector policies. These variations will be made only in accordance with uniform rules that we establish.


DISTRIBUTION


EQ Financial Consultants, Inc., a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution Agreement. EQ Financial Consultants is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. EQ Financial Consultants' principal business address is 1755 Broadway, New York, NY 10019. EQ Financial Consultants is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (the Exchange
Act) and is a member of the National Association of Securities Dealers, Inc. EQ Financial Consultants is paid a fee for its services as distributor of our policies. For 1994 and 1995, Equitable and Equitable Variable paid EQ Financial Consultants a fee of $216,920 and $325,380, respectively, for its services under the Distribution and Servicing Agreement.

We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of EQ Financial Consultants. The agent who sells you this policy receives sales commissions from Equitable. We reimburse Equitable from our own resources, including the Premium Sales Charge deducted from your premium and any Surrender Charge we might collect. Generally, during the first policy year, the agent will receive an amount equal to a maximum of 50% of the premiums paid up to a certain amount and 3% of the premiums paid in excess of that amount. For policy years two through ten, the agent receives an amount up to a maximum of 6% of the premiums paid up to a certain amount and 3% of the premiums paid in excess of that amount; and, for years eleven and later, the agent receives an amount up to 3% of the premiums paid. Following a Face Amount increase, commissions on a portion of the premium will be calculated based on the same rates described above. Commissions paid to agents based upon refunded premiums may be recovered. Agents with limited years of service may be paid differently.

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of EQ Financial Consultants or of another company registered with the SEC as a broker-dealer under the Exchange Act. The commissions for independent brokers will be no more than those for agents and the same policy for recovery of commissions applies. Commissions will be paid through the registered broker-dealer.

Equitable performs certain sales and administrative duties for us pursuant to a written agreement which is automatically renewed each year, unless either party terminates. Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life insurance policies. The amounts paid and accrued to Equitable by us under the sales and services agreements totalled approximately $377.2 million in 1995, $380.5 million in 1994 and $355.7 million in 1993.


LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

ACCOUNTING AND ACTUARIAL EXPERTS


The financial statements of Separate Account FP and Equitable Variable included in this prospectus have been audited by Price Waterhouse LLP, as stated in their reports. The financial statements of Separate Account FP and Equitable Variable have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Separate Account FP for the period ended March 31, 1996 are unaudited.

The financial statements of Equitable Variable contained in this prospectus should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the IL Protector policies. They should not be considered as bearing upon the investment experience of the funds of the Separate Account. The most current financial statements of Equitable Variable are those as of the end of the most recent fiscal year. Equitable Variable does not prepare financial statements for publication more often than annually and believes that any incremental benefit to investors that may result from preparing and delivering more current financial statements, though unaudited, would not justify the additional cost that would be incurred. In addition, Equitable Variable represents that there have been no material adverse changes in its financial condition or operations between the end of the most recent fiscal year and the date of this prospectus.


Actuarial matters in this prospectus have been examined by Barbara Fraser, F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable. Her opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
- -----------------------                -------------------------
DIRECTORS

Michel Beaulieu......................  Director of Equitable Variable since February 1992. Senior Vice President,  Equitable,  since
                                       September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing Director
                                       Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).


Laurent Clamagirand..................  Director of Equitable  Variable since February 1995;  Vice  President,  Financial  Reporting,
                                       Equitable,  since March 1996; prior thereto, Director from November 1994 to March 1996; prior thereto,  International Controller, AXA, January 1990 to October 1994; Director, Equitable of
                                       Colorado, since March 1995.


William T. McCaffrey.................  Director of Equitable  Variable  since  February  1987;  Senior  Executive Vice President and
                                       Chief Operating Officer,  Equitable Life, since February 1996; prior thereto,  Executive Vice
                                       President,  since  February  1986 and  Chief  Administrative  Officer  since  February  1988;
                                       Director,  Equitable Life, since February 1996 and Equitable Foundation since September 1986.

Michael J. Rich......................  Director of  Equitable  Variable  since May 1995.  Senior Vice  President,  Equitable,  since
                                       October  1994;  prior  thereto,  Vice  President of  Underwriting,  John Hancock  Mutual Life
                                       Insurance Co. since 1988.

Jose S. Suquet.......................  Director of Equitable Variable since January 1995.  Executive Vice President and Chief Agency
                                       Officer,  Equitable,  since August 1994;  prior thereto,  Agency  Manager,  Equitable,  since
                                       February 1985.

OFFICERS -- DIRECTORS


James M. Benson......................  President and Chief Executive  Officer,  Equitable  Variable since March 1996; prior thereto,
                                       President from December 1993 to March 1996; Vice Chairman of the Board,  Equitable  Variable,
                                       July 1993 to December  1993.  President & Chief  Executive  Officer,  Equitable  Life,  since
                                       February 1996;  President and Chief Operating Officer,  Equitable,  February 1994 to present;
                                       Senior  Executive  Vice  President,  April 1993 to February 1994.  Prior thereto,  President,
                                       Management  Compensation Group, 1983 to February 1993.  Director,  Alliance Capital,  October
                                       1993 to present;  National Mutual  Association of Australasia,  September 1995 to present and
                                       AXA Re Life Insurance Co., January 1995 to present.

Harvey Blitz.........................  Vice President,  Equitable  Variable since April 1995;  Director of Equitable  Variable since
                                       October 1992. Senior Vice President,  Equitable, since September 1987. Senior Vice President,
                                       The Equitable Companies  Incorporated,  since July 1992. Director,  Equico Securities,  Inc., since  September  1992;  Equitable of Colorado,  since  September  1992;  Equisource  and its subsidiaries  since October 1992, and Chairman of the Board  Frontier  Trust since  September
                                       1995 and Director of Equitable Distributors, Inc. since February 1995.

Jerry de St. Paer....................  Senior  Investment  Officer,  Equitable  Variable,  since April 1995;  Director of  Equitable
                                       Variable since April 1992. Senior Executive Vice President and Chief Financial  Officer,  The
                                       Equitable Companies Incorporated,  since May 1996; prior thereto Executive Vice President and
                                       Chief  Financial  Officer  since May  1992.  Executive  Vice  President  and Chief  Financial
                                       Officer,  Equitable Life, April 1992 to May 1996; Executive Vice President,  December 1990 to
                                       April 1992. Director, Economic Services Corporation and various Equitable subsidiaries.

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
- -----------------------                -------------------------
OFFICERS -- DIRECTORS (Continued)


Gordon Dinsmore......................  Senior Vice  President,  Equitable  Variable,  since  February 1991.  Senior Vice  President,
                                       Equitable,  since September 1989; prior thereto, various other Equitable positions.  Director and Senior Vice  President,  March 1991 to present,  Equitable  of Colorado;  Director,  FHJV
                                       Holdings,  Inc., December 1990 to present;  Director,  Equitable  Distributors,  Inc., August
                                       1993 to present, and Director Equitable Foundation, May 1991 to present.

Denis Duverne........................  Director of Equitable Variable since March 1996. Senior Vice President -- International Life,
                                       AXA,  since 1995.  Prior  thereto,  Executive  Committee of Operations of Banque Colbert from
                                       1992 to 1995 and Secretary  General of Compagnie  Financiere IBI from 1991 to 1995.  Director of Alliance Capital and Equitable Real Estate since 1995.

Joseph J. Melone.....................  Chairman of the Board,  Equitable Variable since March 1996;  Chairman of the Board and Chief
                                       Executive Officer,  Equitable  Variable,  November 1990 to March 1996; Chairman of the Board,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Chairman  of the  Board  and Chief
                                       Executive Officer,  Equitable,  February 1994 to February 1996; President and Chief Executive
                                       Officer,  September  1992 to  February  1994;  President  and Chief  Operating  Officer  from
                                       November  1990 to  September  1992.  President  & Chief  Executive  Officer of The  Equitable
                                       Companies  Incorporated  since February 1996;  prior thereto,  President and Chief  Operating
                                       Officer since July 1992.  Prior  thereto,  President,  The  Prudential  Insurance  Company of
                                       America,  since  December  1984.  Director,  Equity & Law (United  Kingdom) and various other
                                       Equitable subsidiaries.

Peter D. Noris.......................  Executive Vice President and Chief Investment Officer,  Equitable  Variable,  since September
                                       1995.  Director of Equitable  Variable  since June 1995.  Executive  Vice President and Chief
                                       Investment  Officer,  Equitable,  since May 1995;  prior  thereto,  Vice  President,  Salomon
                                       Brothers,  Inc., 1992 to 1995; Principal of Equity Division,  Morgan Stanley & Co. Inc., from
                                       1984 to 1992. Director, various Equitable subsidiaries.


Samuel B. Shlesinger.................  Senior Vice President,  Equitable  Variable,  since February 1988.  Senior Vice President and
                                       Actuary,  Equitable; prior thereto, Vice President and Actuary.  Director,  Chairman and CEO,
                                       Equitable of Colorado.


Dennis D. Witte......................  Senior Vice  President,  Equitable  Variable,  since  February 1991;  Senior Vice  President,
                                       Equitable,  since July 1990;  prior thereto,  various other  Equitable  positions.  Director,
                                       Equitable Distributors, Inc. since February 1995.

OFFICERS

Kevin R. Byrne.......................  Treasurer,   Equitable  Variable,   since  September  1990;  Vice  President  and  Treasurer,
                                       Equitable,  since September 1993; prior thereto,  Vice President from March 1989 to September
                                       1993. Vice President and Treasurer,  The Equitable Companies Incorporated,  September 1993 to
                                       present;  Frontier Trust since August 1990;  Equisource and its subsidiaries  October 1990 to present.

Alvin H. Fenichel....................  Vice President and  Controller,  Equitable  Variable,  since July 1996;  prior thereto,  Vice
                                       President since February 1988; Senior Vice President and Controller, Equitable.

J. Thomas Liddle, Jr.................  Senior Vice President and Chief Financial Officer,  Equitable Variable,  since February 1986.
                                       Senior Vice  President,  Equitable,  since April 1991;  prior  thereto,  Vice  President  and
                                       Actuary, Equitable. Director, Equitable of Colorado since December 1985.


William A. Narducci..................  Vice President and Chief Claims  Officer,  Equitable  Variable,  since  February  1989.  Vice
   200 Plaza Drive                     President, Equitable, since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli.......................  Vice President and Chief Underwriting Officer,  Equitable Variable, since February 1988. Vice
                                       President, Equitable.

PART 4:  ILLUSTRATIONS OF POLICY BENEFITS


To help clarify how the key financial elements of the policy work, a series of tables has been prepared. The tables show how death benefits, Policy Account and Cash Surrender Values ("policy benefits") under a hypothetical IL Protector policy could vary over time if the Funds of our Separate Account had CONSTANT hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. Actual investment results may be more or less than those shown. The tables are for a 40 year old preferred risk male non-tobacco user. Planned premium payments of $2,000 for an initial Face Amount of $150,000 are assumed to be paid at the beginning of each policy year. The illustration assumes no policy loan has been taken. The difference between the Policy Account and the Cash Surrender Values in the first fifteen years is the Surrender Charge. See SURRENDER CHARGE on page 16.

The tables illustrate both current and guaranteed charges. The current charges include reductions in cost of insurance charges beginning in the tenth policy year, which are not guaranteed. The tables also assume .51% per annum for investment management (the average of the effective annual advisory fees applicable to each Trust portfolio during 1995), .04% per annum for direct Trust expenses, and daily charges against Separate Account Funds of .80% per annum for mortality and expense risks. The assumption for direct Trust expenses equals the weighted average of actual Trust expenses incurred by the portfolios of the Trust for the year-ended December 31, 1995 as disclosed in the Trust's prospectus. The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be -1.35%, on 6% it would be 4.57%, and on 12% it would be 10.49%. Remember, however, that investment management fees and direct Trust expenses vary by portfolio. See THE TRUST'S INVESTMENT ADVISER on page 6. The tables also assume a charge for taxes of 2% of premiums. There are tables for both death benefit Option A and death benefit Option B.


The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

The internal rate of return on Cash Surrender Value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the Cash Surrender Value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each policy year.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on your policy's factors. Upon request after issuance, we will also provide a comparable illustration reflecting your actual Policy Account value. If you request illustrations more than once in any policy year, we may charge for the illustration.

                                  IL PROTECTOR
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $2,000                             INITIAL FACE AMOUNT $150,000
                                   MALE AGE 40
                        PREFERRED RISK NON-TOBACCO USER   DEATH BENEFIT OPTION A
                            ASSUMING CURRENT CHARGES

                                      DEATH BENEFIT                 POLICY ACCOUNT              CASH SURRENDER VALUE
   END OF                       ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED      ANNUAL INVESTMENT RETURN OF   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)        0%       6%       12%          0%       6%      12%          0%       6%       12%
    ----       -----------    --------  -------- --------     -------  -------  -------     -------  -------  --------
       1     $   2,100        $150,000  $150,000 $150,000     $ 1,186  $ 1,275  $ 1,364     $   777  $   866  $    955
       2         4,305         150,000   150,000  150,000       2,563    2,822    3,092       2,094    2,353     2,623
       3         6,620         150,000   150,000  150,000       3,899    4,417    4,978       3,370    3,888     4,450
       4         9,051         150,000   150,000  150,000       5,192    6,061    7,039       4,604    5,472     6,450
       5        11,604         150,000   150,000  150,000       6,441    7,753    9,289       5,793    7,104     8,641

       6        14,284         150,000   150,000  150,000       7,644    9,494   11,750       6,936    8,786    11,041
       7        17,098         150,000   150,000  150,000       8,796   11,281   14,437       8,027   10,513    13,669
       8        20,053         150,000   150,000  150,000       9,894   13,115   17,374       9,066   12,286    16,546
       9        23,156         150,000   150,000  150,000      10,954   15,011   20,604      10,066   14,123    19,716
      10        26,414         150,000   150,000  150,000      11,981   16,982   24,171      11,069   16,070    23,259

      15        45,315         150,000   150,000  150,000      16,515   27,979   48,431      16,515   27,979    48,431

      20        69,439         150,000   150,000  150,000      19,446   40,777   88,657      19,446   40,777    88,657

 25 (age 65)  $100,227         150,000   150,000  193,922      20,665   56,588  158,953      20,665   56,588   158,953

                              INTERNAL RATE OF RETURN          INTERNAL RATE OF RETURN
                              ON CASH SURRENDER VALUES            ON DEATH BENEFIT
   END OF                    ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED   ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)      0%       6%      12%            0%       6%        12%
    ----       -----------    ------   ------   ------       -------   -------   --------
       1     $   2,100        -61.13   -56.69   -52.23       7400.00   7400.00   7400.00
       2         4,305        -36.10   -30.56   -25.03        717.47    717.47    717.47
       3         6,620        -26.19   -20.17   -14.22        283.61    283.61    283.61
       4         9,051        -20.92   -14.63    -8.43        162.42    162.42    162.42
       5        11,604        -17.68   -11.19    -4.83        109.30    109.30    109.30

       6        14,284        -15.49    -8.85    -2.37         80.35     80.35     80.35
       7        17,098        -13.95    -7.17    -0.60         62.43     62.43     62.43
       8        20,053        -12.81    -5.90     0.74         50.35     50.35     50.35
       9        23,156        -11.91    -4.90     1.82         41.74     41.74     41.74
      10        26,414        -11.12    -4.02     2.73         35.31     35.31     35.31

      15        45,315         -7.91    -0.88     5.78         18.45     18.45     18.45

      20        69,439         -7.52     0.18     7.09         11.41     11.41     11.41

 25 (age 65)  $100,227         -7.74     0.94     8.04          7.67      7.67      9.31

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE NO LAPSE GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $1,360.50.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                  IL PROTECTOR
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $2,000                              INITIAL FACE AMOUNT $150,000
                                   MALE AGE 40
                         PREFERRED RISK NON-TOBACCO USER  DEATH BENEFIT OPTION A
                           ASSUMING GUARANTEED CHARGES

                                       DEATH BENEFIT                    POLICY ACCOUNT                  CASH SURRENDER VALUE
   END OF                      ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED      ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)         0%       6%       12%             0%       6%       12%              0%       6%      12%
    ----       -----------    ---------  -------- --------        -------  -------   ------          -------  -------  -------
       1     $   2,100        $ 150,000  $150,000 $150,000        $ 1,180  $ 1,268   $1,357          $   771  $   860  $   949
       2         4,305          150,000   150,000  150,000          2,499    2,756    3,023            2,031    2,287    2,555
       3         6,620          150,000   150,000  150,000          3,778    4,288    4,840            3,249    3,759    4,312
       4         9,051          150,000   150,000  150,000          5,012    5,863    6,822            4,424    5,274    6,234
       5        11,604          150,000   150,000  150,000          6,204    7,484    8,986            5,555    6,836    8,338

       6        14,284          150,000   150,000  150,000          7,347    9,149   11,349            6,639    8,440   10,640
       7        17,098          150,000   150,000  150,000          8,441   10,857   13,928            7,673   10,088   13,160
       8        20,053          150,000   150,000  150,000          9,484   12,608   16,748            8,656   11,780   15,920
       9        23,156          150,000   150,000  150,000         10,474   14,404   19,833            9,586   13,516   18,944
      10        26,414          150,000   150,000  150,000         11,407   16,242   23,208           10,494   15,329   22,295

      15        45,315          150,000   150,000  150,000         15,015   25,951   45,580           15,015   25,951   45,580

      20        69,439          150,000   150,000  150,000         16,089   36,017   81,461           16,089   36,017   81,461

 25 (age 65)  $100,227          150,000   150,000  172,656         13,065   45,455   141,521          13,065   45,455  141,521


                              INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                              ON CASH SURRENDER VALUES               ON DEATH BENEFIT
   END OF                    ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED   ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)      0%        6%       12%               0%       6%        12%
    ----       -----------     ------   ------   ------           -------   -------   -------
       1     $   2,100         -61.43   -57.00   -52.55           7400.00   7400.00   7400.00
       2         4,305         -37.51   -31.95   -26.41            717.47    717.47    717.47
       3         6,620         -27.68   -21.62   -15.63            283.61    283.61    283.61
       4         9,051         -22.34   -15.99    -9.73            162.42    162.42    162.42
       5        11,604         -18.99   -12.42    -6.00            109.30    109.30    109.30

       6        14,284         -16.72    -9.98    -3.43             80.35     80.35     80.35
       7        17,098         -15.09    -8.20    -1.55             62.43     62.43     62.43
       8        20,053         -13.88    -6.85    -0.11             50.35     50.35     50.35
       9        23,156         -12.95    -5.79     1.02             41.74     41.74     41.74
      10        26,414         -12.16    -4.90     1.97             35.31     35.31     35.31

      15        45,315          -9.28    -1.84     5.07             18.45     18.45     18.45

      20        69,439          -9.78    -1.01     6.37             11.41     11.41     11.41

 25 (age 65)  $100,227         -12.91    -0.74     7.29              7.67      7.67      8.57

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE NO LAPSE GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $1,360.50.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                  IL PROTECTOR
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $2,000                              INITIAL FACE AMOUNT $150,000
                                   MALE AGE 40
                        PREFERRED RISK NON-TOBACCO USER   DEATH BENEFIT OPTION B
                            ASSUMING CURRENT CHARGES

                                      DEATH BENEFIT                     POLICY ACCOUNT                 CASH SURRENDER VALUE
   END OF                        ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)        0%       6%       12%              0%       6%       12%             0%       6%      12%
    ----       -----------   ---------  -------- --------         -------  -------  -------        --------  -------  -------
       1       $ 2,100       $ 151,182  $151,271 $151,360         $ 1,182  $ 1,271  $ 1,360        $    774  $   863  $   951
       2         4,305         152,553   152,811  153,079           2,553    2,811    3,079           2,084    2,342    2,611
       3         6,620         153,878   154,393  154,951           3,878    4,393    4,951           3,350    3,865    4,423
       4         9,051         155,157   156,019  156,989           5,157    6,019    6,989           4,569    5,430    6,400
       5        11,604         156,386   157,685  159,206           6,386    7,685    9,206           5,738    7,036    8,557

       6        14,284         157,564   159,392  161,618           7,564    9,392   11,618           6,856    8,683   10,910
       7        17,098         158,685   161,133  164,240           8,685   11,133   14,240           7,917   10,365   13,472
       8        20,053         159,746   162,909  167,090           9,746   12,909   17,090           8,918   12,081   16,261
       9        23,156         160,763   164,735  170,206          10,763   14,735   20,206           9,875   13,847   19,318
      10        26,414         161,741   166,620  173,628          11,741   16,620   23,628          10,828   15,708   22,716

      15        45,315         165,918   176,876  196,387          15,918   26,876   46,387          15,918   26,876   46,387

      20        69,439         168,201   187,943  232,107          18,201   37,943   82,107          18,201   37,943   82,107

 25 (age 65)  $100,227         168,393   200,068  290,509          18,393   50,068   140,509         18,393   50,068  140,509

                                    INTERNAL RATE OF RETURN         INTERNAL RATE OF RETURN
                                    ON CASH SURRENDER VALUES           ON DEATH BENEFIT
   END OF                          ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED          ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)            0%       6%      12%          0%        6%        12%
    ----       -----------          ------   ------   ------      -------   -------   -------
       1       $ 2,100              -61.30   -56.87   -52.43      7459.12   7463.55   7467.99
       2         4,305              -36.32   -30.79   -25.28       724.79    725.53    726.30
       3         6,620              -26.44   -20.44   -14.50       287.24    287.72    288.24
       4         9,051              -21.19   -14.91    -8.73       164.98    165.40    165.88
       5        11,604              -17.98   -11.50    -5.15       111.38    111.79    112.28

       6        14,284              -15.82    -9.18    -2.71        82.16     82.58     83.09
       7        17,098              -14.30    -7.52    -0.96        64.05     64.49     65.05
       8        20,053              -13.19    -6.28     0.36        51.85     52.32     52.93
       9        23,156              -12.32    -5.30     1.41        43.14     43.64     44.30
      10        26,414              -11.55    -4.45     2.30        36.64     37.16     37.89

      15        45,315               -8.44    -1.39     5.28        19.55     20.25     21.38

      20        69,439               -8.29    -0.51     6.44        12.33     13.21     14.88

 25 (age 65)  $100,227               -8.95     0.01     7.24         8.41      9.51     11.83

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE NO LAPSE GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $1,360.50.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                  IL PROTECTOR
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $2,000                              INITIAL FACE AMOUNT $150,000
                                   MALE AGE 40
                        PREFERRED RISK NON-TOBACCO USER   DEATH BENEFIT OPTION B
                           ASSUMING GUARANTEED CHARGES

                                      DEATH BENEFIT                     POLICY ACCOUNT                 CASH SURRENDER VALUE
   END OF                        ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)        0%       6%       12%              0%       6%       12%             0%       6%      12%
    ----       -----------     --------   -------- --------       -------   ------   ------         -------  -------  -------
       1     $   2,100         $151,176   $151,265 $151,354       $ 1,176   $1,265   $1,354         $   768  $   856  $   945
       2         4,305          152,489   152,744  153,011          2,489    2,744    3,011           2,021    2,276    2,542
       3         6,620          153,757   154,264  154,813          3,757    4,264    4,813           3,229    3,735    4,285
       4         9,051          154,977   155,820  156,772          4,977    5,820    6,772           4,388    5,232    6,183
       5        11,604          156,149   157,416  158,902          6,149    7,416    8,902           5,500    6,767    8,254

       6        14,284          157,267   159,046  161,217          7,267    9,046   11,217           6,559    8,338   10,508
       7        17,098          158,331   160,709  163,731          8,331   10,709   13,731           7,563    9,941   12,963
       8        20,053          159,337   162,404  166,464          9,337   12,404   16,464           8,509   11,575   15,636
       9        23,156          160,284   164,128  169,434         10,284   14,128   19,434           9,395   13,240   18,546
      10        26,414          161,165   165,878  172,661         11,165   15,878   22,661          10,253   14,965   21,748

      15        45,315          164,373   174,763  193,378         14,373   24,763   43,378          14,373   24,763   43,378

      20        69,439          164,706   182,817  223,990         14,706   32,817   73,990          14,706   32,817   73,990

 25 (age 65)  $100,227          160,562   187,778  268,554         10,562   37,778   118,554         10,562   37,778  118,554

                                    INTERNAL RATE OF RETURN         INTERNAL RATE OF RETURN
                                    ON CASH SURRENDER VALUES           ON DEATH BENEFIT
   END OF                          ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
   POLICY      ACCUMULATED          ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
    YEAR       PREMIUMS(1)            0%       6%      12%            0%        6%        12%
    ----       -----------         ------   ------   ------        -------   -------   --------
       1     $   2,100             -61.60   -57.18   -52.74        7458.82   7463.24   7467.68
       2         4,305             -37.74   -32.19   -26.66         724.61    725.34    726.10
       3         6,620             -27.93   -21.89   -15.91         287.13    287.60    288.11
       4         9,051             -22.63   -16.28   -10.04         164.89    165.31    165.77
       5        11,604             -19.30   -12.74    -6.33         111.30    111.71    112.18

       6        14,284             -17.06   -10.32    -3.78          82.09     82.50     83.00
       7        17,098             -15.46    -8.57    -1.92          63.99     64.42     64.96
       8        20,053             -14.27    -7.25    -0.51          51.79     52.25     52.84
       9        23,156             -13.38    -6.22     0.60          43.08     43.56     44.21
      10        26,414             -12.62    -5.35     1.52          36.58     37.09     37.79

      15        45,315              -9.92    -2.44     4.48          19.45     20.12     21.22

      20        69,439             -10.91    -1.93     5.55          12.16     12.99     14.60

 25 (age 65)  $100,227             -15.74    -2.23     6.13           8.11      9.11     11.35

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE NO LAPSE GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $1,360.50.


IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
MARCH 31, 1996 (UNAUDITED)

                                            INTERMEDIATE
                                 MONEY       GOVERNMENT     QUALITY         HIGH        GROWTH &      EQUITY           COMMON
                                MARKET       SECURITIES       BOND          YIELD        INCOME        INDEX           STOCK
                               DIVISION       DIVISION      DIVISION      DIVISION      DIVISION      DIVISION       DIVISION
                             ------------   -----------   ------------   -----------   -----------   -----------   --------------
ASSETS
Investments in shares of
  The Hudson River Trust
  -- at market value
  (Notes 2 and 6)
Cost: $  166,588,965......   $166,879,767
          40,337,369......                  $39,735,905
         148,336,529......                                $142,261,151
          72,274,123......                                               $78,177,398
          20,404,945......                                                             $22,826,370
          72,375,677......                                                                           $88,382,333
       1,065,417,925......                                                                                         $1,297,488,312
Receivable for shares of
  The Hudson River
  Trust ..................           --          23,851         11,333        20,875          --            --            171,871
Receivable for policy-
  related transactions ...      4,962,969          --             --            --          15,383        73,297             --
                             ------------   -----------   ------------   -----------   -----------   -----------   --------------
Total Assets .............    171,842,736    39,759,756    142,272,484    78,198,273    22,841,753    88,455,630    1,297,660,183
                             ------------   -----------   ------------   -----------   -----------   -----------   --------------

LIABILITIES
Payable for purchases of
  shares of The Hudson
  River Trust ............      5,095,532          --             --            --          17,533        85,428             --
Payable for policy-
  related transactions ...           --          30,598        265,432       105,172          --            --            830,332
Amount retained by
  Equitable Variable
  in Separate Account
  FP (Note 4) ............        526,006       513,297        611,505       554,594       538,648       286,206        1,080,259
                             ------------   -----------   ------------   -----------   -----------   -----------   --------------
Total Liabilities ........      5,621,538       543,895        876,937       659,766       556,181       371,634        1,910,591
                             ------------   -----------   ------------   -----------   -----------   -----------   --------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS ........   $166,221,198   $39,215,861   $141,395,547   $77,538,507   $22,285,572   $88,083,996   $1,295,749,592
                             ============   ===========   ============   ===========   ===========   ===========   ==============

See Notes to Financial Statements.


                                                                                       ASSET ALLOCATION SERIES
                                                                             --------------------------------------------
                                                             AGGRESSIVE      CONSERVATIVE                       GROWTH
                                 GLOBAL      INTERNATIONAL      STOCK          INVESTORS       BALANCED        INVESTORS
                                DIVISION        DIVISION      DIVISION         DIVISION        DIVISION        DIVISION
                              ------------    -----------    ------------    ------------    ------------    ------------
ASSETS
Investments in shares of
  The Hudson River Trust
  -- at market value
  (Notes 2 and 6)
Cost: $  314,360,927......    $361,125,113
          20,538,013......                    $21,717,782
         503,113,872......                                   $642,645,509
         166,308,709......                                                   $171,114,930
         353,997,311......                                                                   $404,505,133
         504,520,396......                                                                                   $590,681,286
Receivable for shares of
  The Hudson River
  Trust ..................          55,527           --         2,397,045         112,117         631,785          38,328
Receivable for policy-
  related transactions ...          46,894        128,469            --              --              --              --
                              ------------    -----------    ------------    ------------    ------------    ------------
Total Assets .............     361,227,534     21,846,251     645,042,554     171,227,047     405,136,918     590,719,614
                              ------------    -----------    ------------    ------------    ------------    ------------


LIABILITIES
Payable for purchases of
  shares of The Hudson
  River Trust ............            --          133,814            --              --              --              --
Payable for policy-
  related transactions ...            --             --         2,717,427         140,643         889,322         189,659
Amount retained by
  Equitable Variable
  in Separate Account
  FP (Note 4) ............         530,446        227,263         587,828         562,173         607,638         621,024
                              ------------    -----------    ------------    ------------    ------------    ------------
Total Liabilities ........         530,446        361,077       3,305,255         702,816       1,496,960         810,683
                              ------------    -----------    ------------    ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS ........    $360,697,088    $21,485,174    $641,737,299    $170,524,231    $403,639,958    $589,908,931
                              ============    ===========    ============    ============    ============    ============

See Notes to Financial Statements.

                                     FSA-1

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)


                                                                                         INTERMEDIATE GOVERNMENT
                                                         MONEY MARKET DIVISION             SECURITIES DIVISION
                                                     ----------------------------      --------------------------
                                                        1996              1995           1996            1995
                                                     -----------      -----------      ---------      -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......     $ 2,156,008      $ 2,169,463      $ 557,760      $   456,640
  Expenses (Note 3):
    Mortality and expense risk charges .........         245,824          212,520         56,926           43,667
                                                     -----------      -----------      ---------      -----------
NET INVESTMENT INCOME ..........................       1,910,184        1,956,943        500,834          412,973
                                                     -----------      -----------      ---------      -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments .........        (199,321)        (131,239)      (133,468)         (84,564)
   Realized gain distribution from
     The Hudson River Trust ....................            --               --             --               --
                                                     -----------      -----------      ---------      -----------
NET REALIZED GAIN (LOSS) .......................        (199,321)        (131,239)      (133,468)         (84,564)
                                                     -----------      -----------      ---------      -----------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................          89,976           32,760        145,522       (2,736,863)
    End of period ..............................         290,802            2,193       (601,464)      (2,044,558)
                                                     -----------      -----------      ---------      -----------
  Change in unrealized appreciation/depreciation
    during the period ..........................         200,826          (30,567)      (746,986)         692,305
                                                     -----------      -----------      ---------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................           1,505         (161,806)      (880,454)         607,741
                                                     -----------      -----------      ---------      -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................     $ 1,911,689      $ 1,795,137      ($379,620)     $ 1,020,714
                                                     ===========      ===========      =========      ===========

See Notes to Financial Statements.



                                                         QUALITY BOND DIVISION             HIGH YIELD DIVISION
                                                     -----------------------------      --------------------------
                                                        1996             1995              1996           1995
                                                     -----------      ------------      ----------     -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......     $ 1,952,740      $  2,014,037      $1,761,269     $ 1,303,126
  Expenses (Note 3):
    Mortality and expense risk charges .........         207,006           178,279         112,647          78,970
                                                     -----------      ------------      ----------     -----------
NET INVESTMENT INCOME ..........................       1,745,734         1,835,758       1,648,622       1,224,156
                                                     -----------      ------------      ----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments .........         (41,970)         (108,865)        234,013        (256,670)
   Realized gain distribution from
     The Hudson River Trust ....................            --                --              --              --
                                                     -----------      ------------      ----------     -----------
NET REALIZED GAIN (LOSS) .......................         (41,970)         (108,865)        234,013        (256,670)
                                                     -----------      ------------      ----------     -----------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................      (2,105,676)      (15,521,200)      3,823,981        (873,103)
    End of period ..............................      (6,075,378)      (12,738,007)      5,903,275         400,373
                                                     -----------      ------------      ----------     -----------
  Change in unrealized appreciation/depreciation
    during the period ..........................      (3,969,702)        2,783,193       2,079,294       1,273,476
                                                     -----------      ------------      ----------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................      (4,011,672)        2,674,328       2,313,307       1,016,806
                                                     -----------      ------------      ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................     ($2,265,938)     $  4,510,086      $3,961,929     $ 2,240,962
                                                     ===========      ============      ==========     ===========

See Notes to Financial Statements.

                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)


                                                          GROWTH & INCOME                  EQUITY INDEX
                                                             DIVISION                        DIVISION
                                                     ------------------------      -----------------------------
                                                        1996           1995            1996             1995*
                                                     ----------     ---------      ------------      -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......     $  139,390     $  65,069      $    368,964      $   164,200
  Expenses (Note 3):
    Mortality and expense risk charges .........         30,078        10,759           115,753           49,793
                                                     ----------     ---------      ------------      -----------
NET INVESTMENT INCOME ..........................        109,312        54,310           253,211          114,407
                                                     ----------     ---------      ------------      -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments ........          2,445        (1,035)           (3,003)            (517)
    Realized gain distribution from
      The Hudson River Trust ...................           --            --                --               --
                                                     ----------     ---------      ------------      -----------
NET REALIZED GAIN (LOSS) .......................          2,445        (1,035)           (3,003)            (517)
                                                     ----------     ---------      ------------      -----------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................      2,123,346      (141,585)       12,451,765         (399,286)
    End of period ..............................      2,421,425       214,272        16,006,656        2,485,486
                                                     ----------     ---------      ------------      -----------
  Change in unrealized appreciation/depreciation
    during the period ..........................        298,079       355,857         3,554,891        2,884,772
                                                     ----------     ---------      ------------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................        300,524       354,822         3,551,888        2,884,255
                                                     ----------     ---------      ------------      -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................     $  409,836     $ 409,132      $  3,805,099      $ 2,998,662
                                                     ==========     =========      ============      ===========

See Notes to Financial Statements.

 *Commencement of operations on April 1.
**Commencement of operations on April 3.


                                                           COMMON STOCK                      GLOBAL STOCK             INTERNATIONAL
                                                             DIVISION                          DIVISION                 DIVISION
                                                   -----------------------------      ---------------------------      -----------
                                                       1996            1995               1996           1995             1996**
                                                   ------------     ------------      -----------     -----------      -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......   $  2,673,963     $  2,731,392      $ 1,039,030     $ 1,150,868      $    45,410
  Expenses (Note 3):
    Mortality and expense risk charges .........      1,853,832        1,281,520          521,835         337,105           24,067
                                                   ------------     ------------      -----------     -----------      -----------
NET INVESTMENT INCOME ..........................        820,131        1,449,872          517,195         773,763           21,343
                                                   ------------     ------------      -----------     -----------      -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments ........        884,436           16,345        1,504,152       1,050,804             (610)
    Realized gain distribution from
      The Hudson River Trust ...................           --               --               --              --               --
                                                   ------------     ------------      -----------     -----------      -----------
NET REALIZED GAIN (LOSS) .......................        884,436           16,345        1,504,152       1,050,804             (610)
                                                   ------------     ------------      -----------     -----------      -----------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................    181,824,279       (2,048,649)       9,214,950       3,049,444          667,906
    End of period ..............................    232,070,386       47,997,192       19,453,540       1,620,943        1,179,769
                                                   ------------     ------------      -----------     -----------      -----------
  Change in unrealized appreciation/depreciation
    during the period ..........................     50,246,107       50,045,841       10,238,590      (1,428,501)         511,863
                                                   ------------     ------------      -----------     -----------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................     51,130,543       50,062,186       11,742,742        (377,697)         511,253
                                                   ------------     ------------      -----------     -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................   $ 51,950,674     $ 51,512,058      $12,259,937     $   396,066      $   532,596
                                                   ============     ============      ===========     ===========      ===========

See Notes to Financial Statements.

 *Commencement of operations on April 1.
**Commencement of operations on April 3.

                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)


                                                                                            ASSET ALLOCATION SERIES
                                                                                          -----------------------------
                                                                                             CONSERVATIVE INVESTORS
                                                        AGGRESSIVE STOCK DIVISION                   DIVISION
                                                     -------------------------------      -----------------------------
                                                         1996               1995              1996             1995
                                                     -------------      ------------      ------------      -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......     $     227,840      $     99,223      $  2,093,452      $ 1,902,411
  Expenses (Note 3):
    Mortality and expense risk charges .........           875,036           560,886           258,951          203,549
                                                     -------------      ------------      ------------      -----------
NET INVESTMENT INCOME ..........................          (647,196)         (461,663)        1,834,501        1,698,862
                                                     -------------      ------------      ------------      -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments ........         6,970,296         1,019,300           (15,544)         (94,217)
    Realized gain distribution from
      The Hudson River Trust ...................              --                --                --               --
                                                     -------------      ------------      ------------      -----------
NET REALIZED GAIN (LOSS) .......................         6,970,296         1,019,300           (15,554)         (94,217)
                                                     -------------      ------------      ------------      -----------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................        61,903,470        11,560,966        10,362,120       (8,767,697)
    End of period ..............................       121,163,990        33,036,019         4,806,220       (4,835,295)
                                                     -------------      ------------      ------------      -----------
  Change in unrealized appreciation/
    depreciation during the period .............        59,260,520        21,475,053        (5,555,900)       3,932,402
                                                     -------------      ------------      ------------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................        66,230,816        22,494,353        (5,571,444)       3,838,185
                                                     -------------      ------------      ------------      -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................     $  65,583,620      $ 22,032,690      ($ 3,736,943)     $ 5,537,047
                                                     =============      ============      ============      ===========

See Notes to Financial Statements.


                                                                         ASSET ALLOCATION SERIES
                                                     ----------------------------------------------------------------

                                                            BALANCED DIVISION              GROWTH INVESTORS DIVISION
                                                     ------------------------------      ----------------------------
                                                         1996              1995             1996             1995
                                                     ------------      ------------      -----------     ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust ......     $  2,918,051      $  2,921,363      $ 4,376,045     $  3,434,266
  Expenses (Note 3):
    Mortality and expense risk charges .........          605,847           517,556          855,420          580,872
                                                     ------------      ------------      -----------     ------------
NET INVESTMENT INCOME ..........................        2,312,204         2,403,807        3,520,625        2,853,354
                                                     ------------      ------------      -----------     ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments ........         (374,262)         (303,465)         596,618          (30,077)
    Realized gain distribution from
      The Hudson River Trust ...................             --                --               --               --
                                                     ------------      ------------      -----------     ------------
NET REALIZED GAIN (LOSS) .......................         (374,262)         (303,465)         596,618          (30,077)
                                                     ------------      ------------      -----------     ------------
  Unrealized appreciation/depreciation
    on investments:
    Beginning of period ........................       43,097,187        (2,878,875)      81,785,873         (770,693)
    End of period ..............................       50,507,822         7,317,908       86,160,892       14,841,705
                                                     ------------      ------------      -----------     ------------
  Change in unrealized appreciation/
    depreciation during the period .............        7,410,635        10,196,783        4,375,019       15,612,398
                                                     ------------      ------------      -----------     ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ...............................        7,036,373         9,893,318        4,971,637       15,582,321
                                                     ------------      ------------      -----------     ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................     $  9,348,577      $ 12,297,125      $ 8,492,262     $ 18,435,675
                                                     ============      ============      ===========     ============

See Notes to Financial Statements.

                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)


                                                                                  INTERMEDIATE GOVERNMENT
                                              MONEY MARKET DIVISION                 SECURITIES DIVISION
                                         --------------------------------      ------------------------------
                                             1996               1995               1996              1995
                                         -------------      -------------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............     $   1,910,184      $   1,956,943      $    500,834      $    412,973
  Net realized gain (loss) .........          (199,321)          (131,239)         (133,468)          (84,564)
  Change in unrealized appreciation/
    depreciation on investments ....           200,826            (30,567)         (746,986)          692,305
                                         -------------      -------------      ------------      ------------
  Net increase (decrease)
    from operations ................         1,911,689          1,795,137          (379,620)        1,020,714
                                         -------------      -------------      ------------      ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............        29,687,450         26,087,869         3,368,052         2,780,423
  Benefits and other policy-related
    transactions (Note 3) ..........        (9,130,450)        (9,368,671)       (1,363,911)       (1,273,719)
  Net transfers among divisions ....       (63,369,256)        (8,440,760)          438,972           (82,704)
                                         -------------      -------------      ------------      ------------
  Net increase (decrease) from
    policy-related transactions ....       (42,812,256)         8,278,438         2,443,113         1,424,000
                                         -------------      -------------      ------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....           (11,766)           (12,324)            3,324           (19,098)
                                         -------------      -------------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS ..       (40,912,333)        10,061,251         2,066,817         2,425,616
NET ASSETS, BEGINNING OF PERIOD ....       207,133,531        137,496,085        37,149,044        27,654,075
                                         -------------      -------------      ------------      ------------
NET ASSETS, END OF PERIOD ..........     $ 166,221,198      $ 147,557,336      $ 39,215,861      $ 30,079,691
                                         =============      =============      ============      ============

See Notes to Financial Statements.



                                              QUALITY BOND DIVISION                 HIGH YIELD DIVISION
                                         --------------------------------      ------------------------------
                                             1996               1995               1996              1995
                                         -------------      -------------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............     $   1,745,734      $   1,835,758      $  1,648,622      $  1,224,156
  Net realized gain (loss) .........           (41,970)          (108,865)          234,013          (256,670)
  Change in unrealized appreciation/
    depreciation on investments ....        (3,969,702)         2,783,193         2,079,294         1,273,476
                                         -------------      -------------      ------------      ------------
  Net increase (decrease)
    from operations ................        (2,265,938)         4,510,086         3,961,929         2,240,962
                                         -------------      -------------      ------------      ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............         1,481,419            736,177         4,880,108         3,997,324
  Benefits and other policy-related
    transactions (Note 3) ..........          (891,984)          (710,681)       (2,407,891)       (1,848,856)
  Net transfers among divisions ....         4,777,208            276,391          (796,310)        1,367,858
                                         -------------      -------------      ------------      ------------
  Net increase (decrease) from
    policy-related transactions ....         5,366,643            301,887         1,675,907         3,516,326
                                         -------------      -------------      ------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....             7,396           (182,625)          (30,291)          (23,923)
                                         -------------      -------------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS ..         3,108,101          4,629,348         5,607,545         5,733,365
NET ASSETS, BEGINNING OF PERIOD ....       138,287,446        117,236,472        71,930,962        49,454,901
                                         -------------      -------------      ------------      ------------
NET ASSETS, END OF PERIOD ..........     $ 141,395,547      $ 121,865,820      $ 77,538,507      $ 55,188,266
                                         =============      =============      ============      ============

See Notes to Financial Statements.

                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)



                                           GROWTH & INCOME DIVISION             EQUITY INDEX DIVISION
                                         -----------------------------      ------------------------------
                                             1996             1995              1996             1995*
                                         ------------      -----------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............     $    109,312      $    54,310      $    253,211      $    114,407
  Net realized gain (loss) .........            2,445           (1,035)           (3,003)             (517)
  Change in unrealized appreciation/
    depreciation on investments ....          298,079          355,857         3,554,891         2,884,772
                                         ------------      -----------      ------------      ------------
  Net increase (decrease)
    from operations ................          409,836          409,132         3,805,099         2,998,662
                                         ------------      -----------      ------------      ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............        2,832,227        1,357,752         7,371,417           682,124
  Benefits and other policy-related
    transactions (Note 3) ..........         (658,593)        (251,109)       (1,290,973)         (197,582)
  Net transfers among divisions ....        1,095,805          667,638         6,589,617         1,164,646
                                         ------------      -----------      ------------      ------------
  Net increase (decrease) from
    policy-related transactions ....        3,269,439        1,774,281        12,670,061         1,649,188
                                         ------------      -----------      ------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....          (12,016)         (52,290)          (14,779)          (19,586)
                                         ------------      -----------      ------------      ------------
INCREASE (DECREASE) IN NET ASSETS ..        3,667,259        2,131,123        16,460,381         4,628,264
NET ASSETS, BEGINNING OF PERIOD ....       18,618,313        5,908,383        71,623,615        31,125,403
                                         ------------      -----------      ------------      ------------
NET ASSETS, END OF PERIOD ..........     $ 22,285,572      $ 8,039,506      $ 88,083,996      $ 35,753,667
                                         ============      ===========      ============      ============

See Notes to Financial Statements.

 *Commencement of operations on April 1.
**Commencement of operations on April 3.


                                                                                                                     INTERNATIONAL
                                             COMMON STOCK DIVISION                  GLOBAL STOCK DIVISION              DIVISION
                                       ----------------------------------      --------------------------------      ------------
                                            1996                1995               1996               1995              1996**
                                       ---------------      -------------      -------------      -------------      ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............   $       820,131      $   1,449,872      $     517,195      $     773,763      $     21,343
  Net realized gain (loss) .........           884,436             16,345          1,504,152          1,050,804              (610)
  Change in unrealized appreciation/
    depreciation on investments ....        50,246,107         50,045,841         10,238,590         (1,428,501)          511,863
                                       ---------------      -------------      -------------      -------------      ------------
  Net increase (decrease)
    from operations ................        51,950,674         51,512,058         12,259,937            396,066           532,596
                                       ---------------      -------------      -------------      -------------      ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............        71,969,890         56,824,018         29,222,599         29,808,489         2,475,393
  Benefits and other policy-related
    transactions (Note 3) ..........       (35,741,600)       (27,879,606)       (10,833,474)        (8,629,200)         (480,572)
  Net transfers among divisions ....        61,042,559          3,846,089         (3,425,280)        (1,316,995)        6,532,233
                                       ---------------      -------------      -------------      -------------      ------------
  Net increase (decrease) from
    policy-related transactions ....        97,270,849         32,790,501         14,963,845         19,862,294         8,527,054
                                       ---------------      -------------      -------------      -------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....           (57,205)           (90,730)           (23,714)            (3,902)           (6,414)
                                       ---------------      -------------      -------------      -------------      ------------
INCREASE (DECREASE) IN NET ASSETS ..       149,164,318         84,211,829         27,200,068         20,254,458         9,053,236
NET ASSETS, BEGINNING OF PERIOD ....     1,146,585,274        811,006,200        333,497,020        241,838,471        12,431,938
                                       ---------------      -------------      -------------      -------------      ------------
NET ASSETS, END OF PERIOD ..........   $ 1,295,749,592      $ 895,218,029      $ 360,697,088      $ 262,092,929      $ 21,485,174
                                       ===============      =============      =============      =============      ============

See Notes to Financial Statements.

 *Commencement of operations on April 1.
**Commencement of operations on April 3.

                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THREE MONTHS ENDED MARCH 31,
(UNAUDITED)


                                                                                   ASSET ALLOCATION SERIES
                                                                               --------------------------------
                                                 AGGRESSIVE STOCK                   CONSERVATIVE INVESTORS
                                                     DIVISION                              DIVISION
                                         --------------------------------      --------------------------------
                                             1996               1995                1996              1995
                                         -------------      -------------      -------------      -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............     $    (647,196)     $    (461,663)     $   1,834,501      $   1,698,862
  Net realized gain (loss) .........         6,970,296          1,019,300            (15,544)           (94,217)
  Change in unrealized appreciation/
    depreciation on investments ....        59,260,520         21,475,053         (5,555,900)         3,932,402
                                         -------------      -------------      -------------      -------------
  Net increase (decrease)
    from operations ................        65,583,620         22,032,690         (3,736,943)         5,537,047
                                         -------------      -------------      -------------      -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............        42,010,619         30,546,618         11,246,617         11,227,025
  Benefits and other policy-related
    transactions (Note 3) ..........       (18,810,099)       (13,709,727)        (6,892,681)        (5,665,253)
  Net transfers among divisions ....        (2,167,345)         4,161,843         (2,188,450)        (1,939,736)
                                         -------------      -------------      -------------      -------------
  Net increase (decrease) from
    policy-related transactions ....        21,033,175         20,998,734          2,165,486          3,622,036
                                         -------------      -------------      -------------      -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....           (67,627)           (45,834)             8,589            (22,930)
                                         -------------      -------------      -------------      -------------
INCREASE (DECREASE) IN NET ASSETS ..        86,549,168         42,985,590         (1,562,868)         9,136,153
NET ASSETS, BEGINNING OF PERIOD ....       555,188,131        355,671,865        172,087,099        129,940,498
                                         -------------      -------------      -------------      -------------
NET ASSETS, END OF PERIOD ..........     $ 641,737,299      $ 398,657,455      $ 170,524,231      $ 139,076,651
                                         =============      =============      =============      =============

See Notes to Financial Statements.


                                                                 ASSET ALLOCATION SERIES
                                         ----------------------------------------------------------------------
                                                                                       GROWTH INVESTORS
                                                BALANCED DIVISION                         DIVISION
                                         --------------------------------      --------------------------------
                                             1996               1995               1996                1995
                                         -------------      -------------      -------------      -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ............     $   2,312,204      $   2,403,807      $   3,520,625      $   2,853,354
  Net realized gain (loss) .........          (374,262)          (303,465)           596,618            (30,077)
  Change in unrealized appreciation/
    depreciation on investments ....         7,410,635         10,196,783          4,375,019         15,612,398
                                         -------------      -------------      -------------      -------------
  Net increase (decrease)
    from operations ................         9,348,577         12,297,125          8,492,262         18,435,675
                                         -------------      -------------      -------------      -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3) ............        16,973,862         17,741,771         43,180,982         38,607,572
  Benefits and other policy-related
    transactions (Note 3) ..........       (13,129,552)       (12,191,550)       (19,360,421)       (15,800,337)
  Net transfers among divisions ....        (8,097,359)        (3,174,320)         1,736,579            305,362
                                         -------------      -------------      -------------      -------------
  Net increase (decrease) from
    policy-related transactions ....        (4,253,049)         2,375,901         25,557,140         23,112,597
                                         -------------      -------------      -------------      -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4) .....           (20,779)           (23,516)           (18,137)           (29,414)
                                         -------------      -------------      -------------      -------------
INCREASE (DECREASE) IN NET ASSETS ..         5,074,749         14,649,510         34,031,265         41,518,858
NET ASSETS, BEGINNING OF PERIOD ....       398,565,209        338,415,565        555,877,666        367,219,554
                                         -------------      -------------      -------------      -------------
NET ASSETS, END OF PERIOD ..........     $ 403,639,958      $ 353,065,075      $ 589,908,931      $ 408,738,412
                                         =============      =============      =============      =============

See Notes to Financial Statements.

                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 1996

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life Plus policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to (from) the guaranteed interest division of the General Account and other Separate Accounts of ($2,168,974) and $3,164,689 for the three months ended 1996 and 1995, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

MARCH 31, 1996

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts Retained by Equitable Variable Life in Separate Account FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE,
- --------------
INCENTIVE LIFE 2000,
- -------------------
INCENTIVE LIFE PLUS SECOND SERIES,
- ---------------------------------
AND CHAMPION 2000*
    -------------


                         THREE MONTHS                                                                             JANUARY 26(A) TO
                        ENDED MARCH 31,                         YEARS ENDED DECEMBER 31,                             DECEMBER 31,
                        ---------------    --------------------------------------------------------------------    ----------------
MONEY MARKET DIVISION    1996     1995     1995    1994    1993    1992    1991    1990    1989    1988    1987          1986
- ---------------------    ----     ----     ----    ----    ----    ----    ----    ----    ----    ----    ----          ----
Gross return ........    1.26%    1.44%    5.74%   4.02%   3.00%   3.56%   6.18%   8.24%   9.18%   7.32%   6.63%         6.05%
Net return ..........    1.10%    1.29%    5.11%   3.39%   2.35%   2.94%   5.55%   7.59%   8.53%   6.68%   5.99%         5.47%


                         THREE MONTHS                                                  APRIL 1(A) TO
INTERMEDIATE            ENDED MARCH 31,             YEARS ENDED DECEMBER 31,            DECEMBER 31,
GOVERNMENT              ---------------        --------------------------------        -------------
SECURITIES DIVISION      1996     1995         1995     1994      1993     1992            1991
- -------------------      ----     ----         ----     ----      ----     ----            ----
Gross return ........   (0.79%)   3.68%       13.33%   (4.37%)   10.58%    5.60%          12.26%
Net return ..........   (0.94%)   3.52%       12.65%   (4.95%)    9.88%    4.96%          11.60%

                         THREE MONTHS           YEARS ENDED         OCTOBER 1(A)
                        ENDED MARCH 31,         DECEMBER 31,        DECEMBER 31,
                        ---------------        -------------        ------------
QUALITY BOND DIVISION    1996     1995         1995     1994           1993
- ---------------------    ----     ----         ----     ----           ----
Gross return ........   (1.45%)   3.84%       17.02%   (5.10%)        (0.51%)
Net return ..........   (1.60%)   3.68%       16.32%   (5.67%)        (0.66%)

                        THREE MONTHS                                                                               JANUARY 26(A) TO
                       ENDED MARCH 31,                         YEARS ENDED DECEMBER 31,                              DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
HIGH YIELD DIVISION     1996     1995      1995    1994     1993    1992    1991    1990   1989    1988    1987          1986
- ---------------------   ----     ----      ----    ----     ----    ----    ----    ----   ----    ----    ----          ----
Gross return.........   5.62%    4.48%    19.92%  (2.79%)  23.15%  12.31%  24.46%  (1.12%) 5.13%   9.73%   4.68%           --
Net return...........   5.46%    4.33%    19.20%  (3.37%)  22.41%  11.64%  23.72%  (1.71%) 4.50%   9.08%   4.05%           --

                         THREE MONTHS           YEARS ENDED         OCTOBER 1(A)
                        ENDED MARCH 31,         DECEMBER 31,        DECEMBER 31,
GROWTH & INCOME         ---------------        -------------        ------------
DIVISION                 1996     1995         1995     1994           1993
- --------                 ----     ----         ----     ----           ----
Gross return.........    2.25%    5.27%       24.07%   (0.58%)        (0.25%)
Net return...........    2.10%    5.11%       23.33%   (1.17%)        (0.41%)

                         THREE MONTHS           YEAR ENDED       MARCH 31(A) TO
                        ENDED MARCH 31,        DECEMBER 31,       DECEMBER 31,
                        ---------------        ------------       ------------
EQUITY INDEX DIVISION    1996     1995             1995               1994
- ---------------------    ----     ----             ----               ----
Gross return.........    5.25%    9.55%           36.48%              1.08%
Net return...........    5.10%    9.39%           35.66%              0.58%

                        THREE MONTHS                                                                               JANUARY 26(A) TO
                       ENDED MARCH 31,                         YEARS ENDED DECEMBER 31,                              DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
COMMON STOCK DIVISION   1996     1995      1995     1994    1993    1992    1991    1990   1989    1988    1987          1986
- ---------------------   ----     ----      ----     ----    ----    ----    ----    ----   ----    ----    ----          ----
Gross return.........   4.36%    6.35%    32.45%  (2.14%)  24.84%  3.22%  37.88%  (8.12%)  25.59%  22.43%  7.49%         15.65%
Net return...........   4.21%    6.19%    31.66%  (2.73%)  24.08%  2.60%  37.06%  (8.67%)  24.84%  21.70%  6.84%         15.01%

- ---------------------
*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
GLOBAL DIVISION         1996     1995      1995     1994    1993     1992      1991      1990    1989     1988           1987
- ---------------         ----     ----      ----     ----    ----     ----      ----      ----    ----     ----           ----
Gross return.........   3.71%    0.18%    18.81%   5.23%   32.09%   (0.50%)   30.55%   (6.07%)   26.93%   10.88%         (13.27%)
Net return...........   3.55%    0.03%    18.11%   4.60%   31.33%   (1.10%)   29.77%   (6.63%)   26.17%   10.22%         (13.45%)

                             THREE MONTHS         APRIL 3(A) TO
                            ENDED MARCH 31,        DECEMBER 31,
                           ----------------       -------------
INTERNATIONAL DIVISION     1996        1995           1995
- ----------------------     ----        ----           ----
Gross return.........      2.99%        --           11.29%
Net return...........      2.83%        --           10.79%

                        THREE MONTHS                                                                                JANUARY 26(A) TO
                       ENDED MARCH 31,                         YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                       ---------------     ---------------------------------------------------------------------    ----------------
AGGRESSIVE STOCK
DIVISION                1996     1995      1995    1994     1993    1992     1991    1990   1989    1988    1987          1986
- --------                ----     ----      ----    ----     ----    ----     ----    ----   ----    ----    ----          ----
Gross return.........   11.68%   6.10%    31.63%  (3.81%)  16.77%  (3.16%)  86.86%  8.17%  43.50%  1.17%   7.31%         35.88%
Net return...........   11.51%   5.94%    30.85%  (4.39%)  16.05%  (3.74%)  85.75%  7.51%  42.64%  0.53%   6.66%         35.13%

ASSET ALLOCATION SERIES
- -----------------------
                         THREE MONTHS                                                                       OCTOBER 2(A) TO
                        ENDED MARCH 31,                       YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                        ---------------       --------------------------------------------------------      ---------------
BALANCED DIVISION        1996     1995        1995      1994       1993      1992       1991      1990           1989
- -----------------        ----     ----        ----      ----       ----      ----       ----      ----           ----
Gross return.........    2.50%    3.76%      19.75%    (8.02%)    12.28%    (2.84%)    41.26%     0.24%         25.83%
Net return...........    2.35%    3.61%      19.03%    (8.57%)    11.64%    (3.42%)    40.42%    (0.36%)        25.08%


CONSERVATIVE INVESTORS
DIVISION
- --------
Gross return.........   (1.99%)   4.34%      20.40%    (4.10%)    10.76%     5.72%     19.87%     6.37%          3.09%
Net return...........   (2.14%)   4.18%      19.68%    (4.67%)    10.15%     5.09%     19.16%     5.73%          2.94%

GROWTH INVESTORS DIVISION
- -------------------------
Gross return.........    1.66%    5.00%      26.37%    (3.15%)    15.26%     4.90%     48.89%    10.66%          3.98%
Net return...........    1.51%    4.84%      25.62%    (3.73%)    14.58%     4.27%     48.01%    10.00%          3.82%

- ---------------------
*Sales of  Incentive  Life 2000 and  Champion  2000  commenced on March 2, 1992.
 Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
RATES OF RETURN:
SURVIVORSHIP 2000
- -----------------

                           THREE MONTHS                                          AUGUST 17(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,          DECEMBER 31,
                          ---------------        ------------------------        ---------------
MONEY MARKET DIVISION      1996     1995         1995      1994      1993             1992
- ---------------------      ----     ----         ----      ----      ----             ----
Gross return.........      1.26%    1.44%        5.74%     4.02%     3.00%            1.11%
Net return...........      1.03%    1.21%        4.80%     3.08%     2.04%            0.77%

INTERMEDIATE GOVERNMENT
SECURITIES DIVISION
- -------------------
Gross return.........     (0.79%)   3.68%       13.33%    (4.37%)   10.58%            0.90%
Net return...........     (1.01%)   3.45%       12.31%    (5.23%)    9.55%            0.56%

                           THREE MONTHS                                         OCTOBER 1(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,         DECEMBER 31,
                          ---------------        ------------------------       ---------------
QUALITY BOND DIVISION      1996      1995           1995         1994                1993
- ---------------------      ----      ----           ----         ----                ----
Gross return.........     (1.45%)    3.84%         17.02%       (5.10%)             (0.51%)
Net return...........     (1.67%)    3.61%         15.97%       (5.95%)             (0.73%)

                           THREE MONTHS                                          AUGUST 17(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,          DECEMBER 31,
                          ---------------        ------------------------        ---------------
HIGH YIELD DIVISION        1996     1995         1995      1994      1993             1992
- -------------------        ----     ----         ----      ----      ----             ----
Gross return.........      5.62%    4.48%       19.92%    (2.79%)   23.15%            1.84%
Net return...........      5.38%    4.25%       18.84%    (3.66%)   22.04%            1.50%

                           THREE MONTHS                                         OCTOBER 1(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,         DECEMBER 31,
GROWTH & INCOME           ---------------        ------------------------       ---------------
DIVISION                  1996       1995           1995         1994                1993
- --------                  ----       ----           ----         ----                ----
Gross return.........     2.25%      5.27%         24.07%       (0.58%)             (0.25%)
Net return...........     2.02%      5.03%         22.96%       (1.47%)             (0.48%)

                           THREE MONTHS              YEAR ENDED        MARCH 1(A) TO
                          ENDED MARCH 31,           DECEMBER 31,       DECEMBER 31,
                          ---------------           ------------       -------------
EQUITY INDEX DIVISION     1996       1995               1995                1994
- ---------------------     ----       ----               ----                ----
Gross return.........     5.25%      9.55%             36.48%              1.08%
Net return...........     5.02%      9.30%             35.26%              0.33%

                           THREE MONTHS                                          AUGUST 17(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,          DECEMBER 31,
                          ---------------        ------------------------        ---------------
COMMON STOCK DIVISION      1996     1995         1995      1994      1993             1992
- ---------------------      ----     ----         ----      ----      ----             ----
Gross return.........      4.36%    6.35%      32.45%    (2.14%)   24.84%             5.28%
Net return...........      4.13%    6.11%      31.26%    (3.02%)   23.70%             4.93%

GLOBAL DIVISION
- ---------------
Gross return.........      3.71%    0.18%      18.81%     5.23%    32.09%             4.87%
Net return...........      3.47%   (0.04%)     17.75%     4.29%    30.93%             4.52%

AGGRESSIVE STOCK
DIVISION
- --------
Gross return.........      11.68%    6.10%      31.63%    (3.81%)   16.77%            11.49%
Net return...........      11.43%    5.86%      30.46%    (4.68%)   15.70%            11.11%

                           THREE MONTHS           APRIL 3(A) TO
                          ENDED MARCH 31,          DECEMBER 31,
                          ---------------         -------------
INTERNATIONAL DIVISION     1996     1995               1995
- ----------------------     ----     ----               ----
Gross return.........      2.99%     --               11.29%
Net return...........      2.75%     --               10.55%

ASSET ALLOCATION SERIES
- -----------------------
                           THREE MONTHS                                          AUGUST 17(A) TO
                          ENDED MARCH 31,        YEARS ENDED DECEMBER 31,          DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------        ------------------------        ---------------
DIVISION                   1996     1995         1995      1994      1993             1992
- --------                   ----     ----         ----      ----      ----             ----
Gross return.........     (1.99%)   4.34%       20.40%    (4.10%)   10.76%            1.38%
Net return...........     (2.21%)   4.11%       19.32%    (4.96%)    9.81%            1.04%

BALANCED DIVISION
- -----------------
Gross return.........       2.50%   3.76%       19.75%    (8.02%)   12.28%            5.37%
Net return...........       2.27%   3.53%       18.68%    (8.84%)   11.30%            5.02%

GROWTH INVESTORS DIVISION
- -------------------------
Gross return.........       1.66%   5.00%       26.37%    (3.15%)   15.26%            6.89%
Net return...........       1.43%   4.77%       25.24%    (4.02%)   14.24%            6.53%

- ---------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(b)
- -----------------------------------


                                           THREE MONTHS           YEAR ENDED
                                          ENDED MARCH 31,        DECEMBER 31,
                                          ---------------        ------------
                                          1996       1995            1995
                                          ----       ----            ----
Money Market Division..............       1.26%      1.39%           5.69%

Intermediate Government
Securities Division................      (0.79%)     3.66%          13.31%

Quality Bond Division..............      (1.45%)     3.93%          17.13%

High Yield Division................       5.62%      4.52%          19.95%

Growth & Income Division...........       2.25%      5.53%          24.38%

Equity Index Division..............       5.25%      9.59%          36.53%

Common Stock Division..............       4.36%      6.85%          33.07%

Global Division....................       3.71%      0.66%          19.38%


                                           THREE MONTHS          APRIL 30 TO
                                          ENDED MARCH 31,        DECEMBER 31,
                                          ---------------        ------------
                                          1996       1995            1995
                                          ----       ----            ----
International Division.............       2.99%       --            11.29%


                                           THREE MONTHS           YEAR ENDED
                                          ENDED MARCH 31,        DECEMBER 31,
                                          ---------------        ------------
                                          1996       1995            1995
                                          ----       ----            ----
Aggressive Stock Division..........      11.69%      7.20%          33.00%


ASSET ALLOCATION SERIES
                                           THREE MONTHS           YEAR ENDED
                                          ENDED MARCH 31,        DECEMBER 31,
                                          ---------------        ------------
                                          1996       1995            1995
                                          ----       ----            ----
Conservative Investors Division....      (1.99%)     4.50%          20.59%


Balanced Division..................       2.50%      4.25%          20.32%


Growth Investors Division..........       1.66%      5.46%          26.92%

- -----------------------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the periods indicated is not an annual rate of return.

                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
SP-FLEX
- -------

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
MONEY MARKET DIVISION   1996     1995      1995     1994    1993     1992      1991      1990    1989     1988           1987
- ---------------------   ----     ----      ----     ----    ----     ----      ----      ----    ----     ----           ----
Gross return.........   1.26%    1.44%    5.74%    4.02%   3.00%    3.56%     6.17%     8.24%    9.18%    7.32%          2.15%
Net return...........   0.80%    0.99%    3.86%    2.17%   1.13%    1.71%     4.29%     6.30%    7.24%    5.41%          1.62%

                             THREE MONTHS                                                         APRIL 1(A) TO
                            ENDED MARCH 31,                  YEARS ENDED DECEMBER 31,              DECEMBER 31,
INTERMEDIATE GOVERNMENT     ---------------            ------------------------------------       -------------
SECURITIES DIVISION         1996       1995            1995       1994       1993      1992            1991
- -------------------         ----       ----            ----       ----       ----      ----            ----
Gross return.........      (0.79%)     3.68%          13.33%     (4.37%)    10.58%     5.60%          12.10%
Net return...........      (1.24%)     3.22%          11.31%     (6.08%)     8.57%     3.71%          10.59%

                             THREE MONTHS             YEAR ENDED          SEPTEMBER 1(A) TO
                            ENDED MARCH 31,          DECEMBER 31,           DECEMBER 31,
                            ---------------          ------------         -----------------
QUALITY BOND DIVISION       1996       1995              1995                   1994
- ---------------------       ----       ----              ----                   ----
Gross return.........      (1.45%)     3.84%            17.02%                (2.20%)
Net return...........      (1.89%)     3.37%            14.94%                (2.35%)

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
HIGH YIELD DIVISION     1996     1995      1995     1994      1993     1992      1991     1990     1989    1988          1987
- -------------------     ----     ----      ----     ----      ----     ----      ----     ----     ----    ----          ----
Gross return.........   5.62%    4.48%    19.92%   (2.79%)   23.15%   12.31%    24.46%   (1.12%)   5.13%   9.73%         1.95%
Net return...........   5.14%    4.02%    17.79%   (4.52%)   20.96%   10.30%    22.25%   (2.89%)   3.26%   7.78%         1.39%

                          THREE MONTHS         YEAR ENDED      SEPTEMBER 1(A) TO
                         ENDED MARCH 31,      DECEMBER 31,       DECEMBER 31,
GROWTH & INCOME          ---------------      ------------     -----------------
DIVISION                 1996       1995          1995              1994
- --------                 ----       ----          ----              ----
Gross return.........    2.25%      5.27%        24.07%            (3.40%)
Net return...........    1.79%      4.80%        21.87%            (3.55%)

EQUITY INDEX DIVISION
Gross return.........    5.25%      9.55%        36.48%            (2.54%)
Net return...........    4.78%      9.06%        34.06%            (2.69%)

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
COMMON STOCK DIVISION   1996     1995      1995     1994      1993     1992      1991     1990     1989    1988          1987
- ---------------------   ----     ----      ----     ----      ----     ----      ----     ----     ----    ----          ----
Gross return.........   4.36%     6.35%   32.45%    2.14%    24.84%    3.23%    37.87%   (8.12%)   25.59%  22.43%      (22.57%)
Net return...........   3.90%     5.87%   30.10%   (3.88%)   22.60%    1.38%    35.43%   (9.76%)   23.36%  20.26%      (23.00%)

GLOBAL DIVISION
- ---------------
Gross return.........   3.71%     0.18%   18.81%    5.23%    32.09%   (0.50%)   30.55%   (6.07%)   26.93%  10.88%      (11.40%)
Net return...........   3.24%    (0.27%)  16.70%    3.36%    29.77%   (2.28%)   28.23%   (7.75%)   24.67%   8.90%      (11.86%)

                             THREE MONTHS         APRIL 3(A) TO
                            ENDED MARCH 31,        DECEMBER 31,
                            ---------------       -------------
INTERNATIONAL DIVISION      1996       1995           1995
- ----------------------      ----       ----           ----
Gross return.........       2.99%       --           11.29%
Net return...........       2.52%       --            9.82%

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
AGGRESSIVE STOCK       ---------------     --------------------------------------------------------------------    ----------------
DIVISION                1996     1995      1995     1994      1993     1992      1991     1990     1989    1988          1987
- --------                ----     ----      ----     ----      ----     ----      ----     ----     ----    ----          ----
Gross return.........   11.68%   6.10%    31.63%    3.81%    16.77%   (3.16%)   86.86%   8.17%     43.50%   1.17%      (24.28%)
Net return...........    0.80%   5.62%    29.30%   (5.53%)   14.67%   (4.89%)   83.54%   6.23%     40.95%  (0.66%)     (24.68%)

- ---------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONCLUDED)


ASSET ALLOCATION SERIES
                          THREE MONTHS         YEAR ENDED      SEPTEMBER 1(A) TO
                         ENDED MARCH 31,      DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS   ---------------      ------------     -----------------
DIVISION                 1996       1995          1995              1994
- --------                 ----       ----          ----              ----
Gross return.........   (1.99%)     4.34%        20.40%            (1.83%)
Net return...........   (2.43%)     3.87%        18.26%            (1.98%)

                        THREE MONTHS                                                                               AUGUST 31(A) TO
                       ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                       ---------------     --------------------------------------------------------------------    ----------------
BALANCED DIVISION       1996     1995      1995     1994      1993     1992      1991     1990     1989    1988          1987
- -----------------       ----     ----      ----     ----      ----     ----      ----     ----     ----    ----          ----
Gross return.........   2.50%    3.76%    19.75%   (8.02%)   12.28%   (2.83%)   41.27%    0.24%    25.83%  13.27%      (20.26%)
Net return...........   2.04%    3.30%    17.62%   (9.66%)   10.31%   (4.57%)   38.75%   (1.56%)   23.59%  11.25%      (20.71%)

                          THREE MONTHS         YEAR ENDED      SEPTEMBER 1(A) TO
                         ENDED MARCH 31,      DECEMBER 31,       DECEMBER 31,
GROWTH INVESTORS         ---------------      ------------     -----------------
DIVISION                 1996       1995          1995              1994
- --------                 ----       ----          ----              ----
Gross return.........    1.66%      5.00%        26.37%            (3.16%)
Net return...........    1.20%      4.53%        24.12%            (3.31%)

- ---------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, Quality Bond Division, High Yield Division, Growth and Income Division, Equity Index Division, Common Stock Division, Global Division, International Division, Aggressive Stock Division, Conservative Investors Division, Balanced Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account FP at December 31, 1995 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996



                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                            INTERMEDIATE
                                MONEY        GOVERNMENT      QUALITY          HIGH          GROWTH &       EQUITY
                               MARKET        SECURITIES        BOND          YIELD           INCOME         INDEX
                              DIVISION        DIVISION       DIVISION       DIVISION        DIVISION      DIVISION
                            ------------    -----------    ------------    -----------    -----------    -----------
ASSETS
Investments in shares of
  The Hudson River
  Trust -- at market
  value (Notes 2 and 7)
Cost:  $207,548,119.....    $207,638,095
         37,536,467.....                    $37,681,989
        141,011,715.....                                   $138,906,039
         68,700,148.....                                                   $72,524,129
         17,021,456.....                                                                  $19,144,802
         59,443,291.....                                                                                 $71,895,056
Receivable for sales of
  shares of The Hudson
  River Trust...........              --             --              --             --             --             --
Receivable for policy-
  related transactions..       1,030,719        472,227         195,736        671,870        272,371        214,843
                            ------------    -----------    ------------    -----------    -----------    -----------
Total Assets............     208,668,814     38,154,216     139,101,775     73,195,999     19,417,173     72,109,899
                            ------------    -----------    ------------    -----------    -----------    -----------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................       1,021,043        488,551         195,429        740,734        272,227        214,856
Payable for policy-
  related transactions..              --             --              --             --             --             --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         514,240        516,621         618,900        524,303        526,633        271,428
                            ------------    -----------    ------------    -----------     ----------    -----------
Total Liabilities.......       1,535,283      1,005,172         814,329      1,265,037        798,860        486,284
                            ------------    -----------    ------------    -----------     ----------    -----------
NET ASSETS ATTRIBUTABLE
TO POLICYOWNERS.........    $207,133,531    $37,149,044    $138,287,446    $71,930,962    $18,618,313    $71,623,615
                            ============    ===========    ============    ===========    ===========    ===========

See Notes to Financial Statements.


                                COMMON                                        AGGRESSIVE
                                STOCK           GLOBAL       INTERNATIONAL      STOCK
                               DIVISION         DIVISION        DIVISION       DIVISION
                            --------------    ------------    -----------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  966,230,780......    $1,148,055,059
       297,303,481......                      $333,829,077
        11,991,226......                                      $12,659,132
       475,758,260......                                                     $556,029,378
Receivable for sales of
  shares of The Hudson
  River Trust...........                --              --             --              --
Receivable for policy-
  related transactions..           233,000         421,042        137,166         800,569
                            --------------    ------------    -----------    ------------
Total Assets............     1,148,288,059     334,250,119     12,796,298     556,829,947
                            --------------    ------------    -----------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................           679,729         246,368        143,511       1,121,615
Payable for  policy-
  related transactions..                --              --             --              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         1,023,056         506,731        220,849         520,201
                            --------------    ------------    -----------    ------------
Total Liabilities.......         1,702,785         753,099        364,360       1,641,816
                            --------------    ------------    -----------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $1,146,585,274    $333,497,020    $12,431,938    $555,188,131
                            ==============    ============    ===========    ============

See Notes to Financial Statements.

                                         ASSET ALLOCATION SERIES
                            --------------------------------------------
                            CONSERVATIVE                       GROWTH
                             INVESTORS        BALANCED        INVESTORS
                              DIVISION        DIVISION        DIVISION
                            ------------    ------------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  162,300,470......    $172,662,590
       356,282,500......                    $399,379,687
       474,917,898......                                    $556,703,771
Receivable for sales of
  shares of The Hudson
  River Trust...........          76,736              --              --
Receivable for policy-
  related transactions..              --              --         191,779
                            ------------    ------------    ------------
Total Assets............     172,739,326     399,379,687     556,895,550
                            ------------    ------------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................              --         179,701         414,996
Payable for policy-
  related transactions..          81,465          47,918              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         570,762         586,859         602,888
                            ------------    ------------    ------------
Total Liabilities.......         652,227         814,478       1,017,884
                            ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $172,087,099    $398,565,209    $555,877,666
                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS


                                                                                                    INTERMEDIATE GOVERNMENT
                                                              MONEY MARKET DIVISION                   SECURITIES DIVISION
                                                      ------------------------------------   --------------------------------------



                                                              YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                      ------------------------------------   --------------------------------------

                                                         1995         1994         1993         1995          1994           1993
                                                      ----------   ----------   ----------   ----------   ------------   ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $9,225,401   $5,368,883   $4,163,389   $2,010,283   $ 5,671,984   $14,930,827
  Expenses (Note 3):
    Mortality and expense risk charges............       954,556      826,379      834,113      197,721       527,675     1,470,325
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INVESTMENT INCOME.............................     8,270,845    4,542,504    3,329,276    1,812,562     5,144,309    13,460,502
                                                      ----------   ----------   ----------   ----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)    3,999,846
    Realized gain distribution from
      The Hudson River Trust......................            --           --           --           --            --    11,449,074
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED GAIN (LOSS)..........................      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)   15,448,920

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................        32,760      (14,267)    (224,885)  (2,736,863)   (1,617,237)    1,966,231
    End of period.................................        89,976       32,760      (14,267)     145,522    (2,736,863)   (1,617,237)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
  Change in unrealized appreciation/depreciation
    during the period.............................        57,216       47,027      210,618    2,882,385    (1,119,626)   (3,583,468)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      (375,131)     142,557     (129,136)   2,071,617   (11,283,602)   11,865,452
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $7,895,714   $4,685,061   $3,200,140   $3,884,179   $(6,139,293)  $25,325,954
                                                      ==========   ==========   ==========   ==========   ===========   ===========


                                                                QUALITY BOND DIVISION
                                                       -------------------------------------------

                                                                                      OCTOBER 1*
                                                                                         TO
                                                        YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                                      ---------------------------    ------------

                                                          1995            1994           1993
                                                      -----------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 7,958,285    $  8,123,722    $  1,221,840
  Expenses (Note 3):
    Mortality and expense risk charges............        767,627         689,178         163,308
                                                      -----------    ------------    ------------
NET INVESTMENT INCOME.............................      7,190,658       7,434,544       1,058,532
                                                      -----------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       (632,666)       (410,697)           (106)
    Realized gain distribution from
      The Hudson River Trust......................             --              --         130,973
                                                      -----------    ------------    ------------
NET REALIZED GAIN (LOSS)..........................       (632,666)       (410,697)        130,867

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................    (15,521,200)     (1,886,621)            --
    End of period.................................     (2,105,676)    (15,521,200)    (1,886,621)
                                                      -----------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................     13,415,524     (13,634,579)    (1,886,621)
                                                      -----------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................     12,782,858     (14,045,276)    (1,755,754)
                                                      -----------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $19,973,516    $ (6,610,732)   $  (697,222)
                                                      ===========    ============    ===========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          HIGH YIELD DIVISION
                                                              ----------------------------------------


                                                                        YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1995           1994          1993
                                                              -----------    -----------    ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $ 6,518,568    $ 4,578,946    $4,488,259
  Expenses (Note 3):
    Mortality and expense risk charges....................        371,369        305,522       285,992
                                                              -----------    -----------    ----------
NET INVESTMENT INCOME.....................................      6,147,199      4,273,424     4,202,267
                                                              -----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................       (179,454)      (328,199)      107,852
    Realized gain distribution from
      The Hudson River Trust..............................             --             --     1,030,687
                                                              -----------    -----------    ----------
NET REALIZED GAIN (LOSS)..................................       (179,454)      (328,199)    1,138,539

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................       (873,103)     4,734,999       763,746
    End of period.........................................      3,823,981       (873,103)    4,734,999
                                                              -----------    -----------    ----------
  Change in unrealized appreciation/depreciation
    during the period.....................................      4,697,084     (5,608,102)    3,971,253
                                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....      4,517,630     (5,936,301)    5,109,792
                                                              -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $10,664,829    $(1,662,877)   $9,312,059
                                                              ===========    ===========    ==========

See Notes to Financial Statements.


                                                                     GROWTH & INCOME DIVISION               EQUITY INDEX DIVISION
                                                              ---------------------------------------     --------------------------
                                                                                          OCTOBER 1*                     APRIL 1*
                                                                                             TO            YEAR ENDED       TO
                                                               YEAR ENDED DECEMBER 31,   DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                              ------------------------  -------------     -----------  -------------
                                                                 1995          1994         1993             1995           1994
                                                              ----------     ---------  -------------     -----------  -------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $  380,677     $ 108,492     $ 3,394        $   964,775    $ 596,180
  Expenses (Note 3):
    Mortality and expense risk charges....................        69,716        19,204       1,833            289,199      152,789
                                                              ----------     ---------     -------        -----------    ---------
NET INVESTMENT INCOME.....................................       310,961        89,288       1,561            675,576      443,391
                                                              ----------     ---------     -------        -----------    ---------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................         2,791       (11,709)       (134)             3,060       (6,949)
    Realized gain distribution from
      The Hudson River Trust..............................            --            --          --            536,890      134,154
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED GAIN (LOSS)..................................         2,791       (11,709)       (134)           539,950      127,205

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................      (141,585)         (904)         --           (399,286)          --
    End of period.........................................     2,123,346      (141,585)       (904)        12,451,765     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
  Change in unrealized appreciation/depreciation
    during the period.....................................     2,264,931      (140,681)       (904)        12,851,051     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....     2,267,722      (152,390)     (1,038)        13,391,001     (272,081)
                                                              ----------     ---------     -------        -----------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $2,578,683     $ (63,102)    $   523        $14,066,577    $ 171,310
                                                              ==========     =========     =======        ===========    =========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-19

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                    COMMON STOCK DIVISION                          GLOBAL STOCK DIVISION
                                         --------------------------------------------    -----------------------------------------


                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                         --------------------------------------------    -----------------------------------------
                                             1995            1994            1993            1995           1994           1993
                                         ------------    ------------    ------------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................    $ 14,259,262    $ 11,755,355    $ 10,311,886    $ 5,152,442    $ 2,768,605    $ 1,060,406
  Expenses (Note 3):
    Mortality and expense risk
      charges........................       6,050,368       4,741,008       4,005,102      1,743,898      1,211,620        466,897
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INVESTMENT INCOME................       8,208,894       7,014,347       6,306,784      3,408,544      1,556,985        593,509
                                         ------------    ------------    ------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................      16,793,683         292,144       4,176,629      3,049,444      3,347,704      1,333,766
    Realized gain distribution from
      The Hudson River Trust.........      63,838,178      43,936,280      85,777,775      9,214,950      4,821,242     11,642,904
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED GAIN (LOSS).............      80,631,861      44,228,424      89,954,404     12,264,394      8,168,946     12,976,670

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............      (2,048,649)     71,350,568      22,647,989      3,130,280      7,062,877      2,783,724
    End of period....................     181,824,279      (2,048,649)     71,350,568     36,525,596      3,130,280      7,062,877
                                         ------------    ------------    ------------    -----------    -----------    -----------
  Change in unrealized appreciation/
    depreciation during the period...     183,872,928     (73,399,217)     48,702,579     33,395,316     (3,932,597)     4,279,153
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............     264,504,789     (29,170,793)    138,656,983     45,659,710      4,236,349     17,255,823
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........    $272,713,683    $(22,156,446)   $144,963,767    $49,068,254    $ 5,793,334    $17,849,332
                                         ============    ============    ============    ===========    ===========    ===========

See Notes to Financial Statements.

                                          INTERNATIONAL
                                            DIVISION                 AGGRESSIVE STOCK DIVISION
                                         --------------   --------------------------------------------
                                            APRIL 3*
                                              TO
                                          DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                         --------------   --------------------------------------------
                                              1995            1995            1994            1993
                                           ----------     ------------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................       $195,500      $  1,268,689    $    400,102    $    766,228
  Expenses (Note 3):
    Mortality and expense risk
      charges........................         36,471         2,702,978       1,944,639       1,757,109
                                            --------      ------------    ------------    ------------
NET INVESTMENT INCOME................        159,029        (1,434,289)     (1,544,537)       (990,881)
                                            --------      ------------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................           (790)       11,560,966      (6,075,250)     35,696,507
    Realized gain distribution from
      The Hudson River Trust.........         51,741        61,903,470              --      25,339,962
                                            --------      ------------    ------------    ------------
NET REALIZED GAIN (LOSS).............         50,951        73,464,436      (6,075,250)     61,036,469

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............             --        30,761,318      35,185,988      53,885,737
    End of period....................        667,906        80,271,118      30,761,318      35,185,988
                                            --------      ------------    ------------    ------------
  Change in unrealized appreciation/
    depreciation during the period...        667,906        49,509,800      (4,424,670)    (18,699,749)
                                            --------      ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............        718,857       122,974,236     (10,499,920)     42,336,720
                                            --------      ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........       $877,886      $121,539,947    $(12,044,457)   $ 41,345,839
                                            ========      ============    ============    ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-20

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

                                                                                ASSET ALLOCATION SERIES
                                                   ---------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS DIVISION                    BALANCED DIVISION
                                                   --------------------------------------   ----------------------------------------
                                                            YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------   ----------------------------------------
                                                       1995          1994         1993          1995          1994           1993
                                                   -----------   -----------   ----------   -----------   ------------   -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 8,169,109   $ 6,205,574   $4,088,977   $12,276,328   $ 10,557,487   $10,062,862
  Expenses (Note 3):
    Mortality and expense risk charges..........       921,294       750,164      551,610     2,237,982      2,103,510     2,047,811
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INVESTMENT INCOME...........................     7,247,815     5,455,410    3,537,367    10,038,346      8,453,977     8,015,051
                                                   -----------   -----------   ----------   -----------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (378,551)     (421,501)      91,739    (2,466,524)       858,164     1,446,919
    Realized gain distribution from
      The Hudson River Trust....................     1,068,272            --    4,651,717    10,894,130             --    20,280,817
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED GAIN (LOSS)........................       689,721      (421,502)   4,743,456     8,427,606        858,164    21,727,736

  Unrealized appreciation (depreciation) on
    investments:
    Beginning of period.........................    (8,767,697)    1,915,037    2,223,612    (2,878,875)    37,960,661    30,072,900
    End of period...............................    10,362,120    (8,767,697)   1,915,037    43,097,187     (2,878,875)   37,960,661
                                                   -----------   -----------   ----------   -----------   ------------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    19,129,817   (10,682,734)    (308,575)   45,976,062    (40,839,536)    7,887,761
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    19,819,538   (11,104,236)   4,434,881    54,403,668    (39,981,372)   29,615,497
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $27,067,353   $(5,648,826)  $7,972,248   $64,442,014   $(31,527,395)  $37,630,548
                                                   ===========   ===========   ==========   ===========   ============   ===========

See Notes to Financial Statements.

                                                                  ASSET ALLOCATION SERIES
                                                      -------------------------------------------
                                                                 GROWTH INVESTORS DIVISION
                                                      -------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                          1995            1994            1993
                                                      ------------    ------------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 15,855,901    $ 10,663,204    $ 5,922,228
  Expenses (Note 3):
    Mortality and expense risk charges............       2,796,354       1,995,747      1,274,117
                                                      ------------    ------------    -----------
NET INVESTMENT INCOME.............................      13,059,547       8,667,457      4,648,111
                                                      ------------    ------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       1,752,185         241,591         52,392
    Realized gain distribution from
      The Hudson River Trust......................       7,421,853              --     14,624,517
                                                      ------------    ------------    -----------
NET REALIZED GAIN (LOSS)..........................       9,174,038         241,591     14,676,909

  Unrealized appreciation (depreciation) on
  investments:
    Beginning of period...........................        (770,693)     20,567,604     12,746,740
    End of period.................................      81,785,873        (770,693)    20,567,604
                                                      ------------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................      82,556,566     (21,338,297)     7,820,864
                                                      ------------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      91,730,604     (21,096,706)    22,497,773
                                                      ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $104,790,151    $(12,429,249)   $27,145,884
                                                      ============    ============    ===========

See Notes to Financial Statements.

                                     FSA-21

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS



                                                                                                INTERMEDIATE GOVERNMENT
                                                  MONEY MARKET DIVISION                           SECURITIES DIVISION
                                       ------------------------------------------   -------------------------------------------


                                                 YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------   -------------------------------------------
                                           1995           1994           1993           1995           1994            1993
                                       ------------   ------------   ------------   -----------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  8,270,845   $  4,542,504   $  3,329,276   $ 1,812,562   $   5,144,309   $  13,460,502
  Net realized gain (loss)..........       (432,347)        95,530       (339,754)     (810,768)    (10,163,976)     15,448,920
  Change in unrealized appreciation/
    depreciation on investments.....         57,216         47,027        210,618     2,882,385      (1,119,626)     (3,583,468)
                                       ------------   ------------   ------------   -----------   -------------   -------------

  Net increase (decrease)
    from operations.................      7,895,714      4,685,061      3,200,140     3,884,179      (6,139,293)     25,325,954
                                       ------------   ------------   ------------   -----------   -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............     96,773,056     82,536,703     64,845,505    11,016,347      18,915,140      26,598,113
  Benefits and other policy-related
    transactions (Note 3)...........    (39,770,849)   (32,432,771)   (31,747,197)   (6,286,070)     (5,813,181)     (7,539,335)
  Net transfers among divisions.....      4,776,165    (25,466,044)   (50,510,704)      953,149    (125,116,319)   (180,916,946)
                                       ------------   ------------   ------------   -----------   -------------   -------------
  Net increase (decrease) from
    policy-related transactions.....     61,778,372     24,637,888    (17,412,396)    5,683,426    (112,014,360)   (161,858,168)
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......        (36,640)       (24,067)        92,890       (72,636)         15,335         (69,330)
                                       ------------   ------------   ------------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...     69,637,446     29,298,882    (14,119,366)    9,494,969    (118,138,318)   (136,601,544)
NET ASSETS, BEGINNING OF PERIOD.....    137,496,085    108,197,203    122,316,569    27,654,075     145,792,393     282,393,937
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET ASSETS, END OF PERIOD...........   $207,133,531   $137,496,085   $108,197,203   $37,149,044   $  27,654,075   $ 145,792,393
                                       ============   ============   ============   ===========   =============   =============

See Notes to Financial Statements.


                                                     QUALITY BOND DIVISION
                                         -------------------------------------------
                                                                          OCTOBER 1*
                                                                             TO
                                            YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                         ----------------------------    -----------
                                             1995            1994           1993
                                         ------------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............     $  7,190,658    $  7,434,544    $ 1,058,532
  Net realized gain (loss)..........         (632,666)       (410,697)       130,867
  Change in unrealized appreciation/
    depreciation on investments.....       13,415,524     (13,634,579)    (1,886,621)
                                         ------------    ------------    -----------

  Net increase (decrease)
    from operations.................       19,973,516      (6,610,732)      (697,222)
                                         ------------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............        2,516,135         850,240        181,283
  Benefits and other policy-related
    transactions (Note 3)...........       (3,189,044)     (2,891,278)      (441,626)
  Net transfers among divisions.....        2,462,969      25,765,197    100,786,909
                                         ------------    ------------    -----------
  Net increase (decrease) from
    policy-related transactions.....        1,790,060      23,724,159    100,526,566
                                         ------------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......         (712,602)        255,654         38,047
                                         ------------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS...       21,050,974      17,369,081     99,867,391
NET ASSETS, BEGINNING OF PERIOD.....      117,236,472      99,867,391             --
                                         ------------    ------------    -----------
NET ASSETS, END OF PERIOD...........     $138,287,446    $117,236,472    $99,867,391
                                         ============    ============    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-22

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            HIGH YIELD DIVISION
                                                               ------------------------------------------


                                                                          YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  1995            1994            1993
                                                               -----------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................     $ 6,147,199    $  4,273,424    $ 4,202,267
  Net realized gain (loss)................................        (179,454)       (328,199)     1,138,539
  Change in unrealized appreciation/
    depreciation on investments...........................       4,697,084      (5,608,102)     3,971,253
                                                               -----------    ------------    -----------
  Net increase (decrease) from operations.................      10,664,829      (1,662,877)     9,312,059
                                                               -----------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      15,333,474      14,287,345     10,787,763
  Benefits and other policy-related
    transactions (Note 3).................................      (8,211,013)     (7,162,537)    (5,179,424)
  Net transfers among divisions...........................       4,789,450     (11,048,174)     1,006,671
                                                               -----------    ------------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................      11,911,911      (3,923,366)     6,615,010
                                                               -----------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................        (100,679)         16,028        (31,889)
                                                               -----------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................      22,476,061      (5,570,215)    15,895,180
NET ASSETS, BEGINNING OF PERIOD...........................      49,454,901      55,025,116     39,129,936
                                                               -----------    ------------    -----------
NET ASSETS, END OF PERIOD.................................     $71,930,962    $ 49,454,901    $55,025,116
                                                               ===========    ============    ===========

See Notes to Financial Statements.

                                                                    GROWTH & INCOME DIVISION                EQUITY INDEX DIVISION
                                                              -------------------------------------      --------------------------
                                                                                           OCTOBER 1*                    APRIL 1*
                                                                                              TO          YEAR ENDED        TO
                                                                YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              -------------------------   -----------    -----------    -----------
                                                                  1995          1994         1993           1995           1994
                                                              -----------    ----------   -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................    $   310,961    $   89,288    $  1,561      $   675,576    $   443,391
  Net realized gain (loss)................................          2,791       (11,709)       (134)         539,950        127,205
  Change in unrealized appreciation/
    depreciation on investments...........................      2,264,931      (140,681)       (904)      12,851,051       (399,286)
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from operations.................      2,578,683       (63,102)        523       14,066,577        171,310
                                                              -----------    ----------    --------      -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      6,464,035     2,953,965     182,381       10,308,871        690,540
  Benefits and other policy-related
    transactions (Note 3).................................     (1,385,132)     (481,430)     (6,581)      (2,111,532)      (472,818)
  Net transfers among divisions...........................      5,274,221     3,033,230     279,153       18,305,589     30,736,505
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................     10,353,124     5,505,765     454,953       26,502,928     30,954,227
                                                              -----------    ----------    --------      -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................       (221,877)        6,113       4,131          (71,293)          (134)
                                                              -----------    ----------    --------      -----------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................     12,709,930     5,448,776     459,607       40,498,212     31,125,403
NET ASSETS, BEGINNING OF PERIOD...........................      5,908,383       459,607          --       31,125,403             --
                                                              -----------    ----------    --------      -----------    -----------
NET ASSETS, END OF PERIOD.................................    $18,618,313    $5,908,383    $459,607      $71,623,615    $31,125,403
                                                              ===========    ==========    ========      ===========    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-23

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            COMMON STOCK DIVISION                         GLOBAL STOCK DIVISION
                               --------------------------------------------   ------------------------------------------


                                            YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                               --------------------------------------------   ------------------------------------------
                                     1995            1994           1993          1995           1994           1993
                               --------------   -------------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....   $    8,208,894   $  7,014,347    $ 6,306,784   $  3,408,544   $  1,556,985   $    593,509
  Net realized gain (loss)..       80,631,861     44,228,424     89,954,404     12,264,394      8,168,946     12,976,670
  Change in unrealized
    appreciation/
    depreciation on
    investments.............      183,872,928    (73,399,217)    48,702,579     33,395,316     (3,932,597)     4,279,153
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........      272,713,683    (22,156,446)   144,963,767     49,068,254      5,793,334     17,849,332
                               --------------   ------------   ------------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      216,068,996    171,525,812    124,210,476     92,666,618     77,766,997     25,508,452
  Benefits and other
    policy-related
    transactions (Note 3)...     (118,456,643)   (93,481,219)   (77,837,895)   (37,507,499)   (23,371,745)    (8,931,159)
  Net transfers among
    divisions...............      (34,354,864)    19,730,410     (9,498,455)   (12,472,104)    47,610,957     59,544,080
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............       63,257,489     97,775,003     36,874,126     42,687,015    102,006,209     76,121,373
                               --------------   ------------   ------------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................         (392,099)        44,948       (124,376)       (96,720)       (17,737)         4,085
                               --------------   ------------   ------------   ------------   ------------   ------------
INCREASE IN NET ASSETS......      335,579,073     75,663,505    181,713,517     91,658,549    107,781,806     93,974,790
NET ASSETS, BEGINNING OF
  PERIOD....................      811,006,201    735,342,696    553,629,179    241,838,471    134,056,665     40,081,875
                               --------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................   $1,146,585,274   $811,006,201   $735,342,696   $333,497,020   $241,838,471   $134,056,665
                               ==============   ============   ============   ============   ============   ============

See Notes to Financial Statements.

                               INTERNATIONAL
                                  DIVISION              AGGRESSIVE STOCK DIVISION
                                -----------   ------------------------------------------
                                 APRIL 3*
                                    TO
                                DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                -----------   ------------------------------------------
                                    1995          1995           1994            1993
                                -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....    $   159,029   $ (1,434,289)  $ (1,544,537)  $   (990,881)
  Net realized gain (loss)..         50,951     73,464,436     (6,075,250)    61,036,469
  Change in unrealized
    appreciation/
    depreciation on
    investments.............        667,906     49,509,800     (4,424,670)   (18,699,749)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........        877,886    121,539,947    (12,044,457)    41,345,839
                                -----------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      2,028,670    121,962,483    101,932,221     77,930,596
  Benefits and other
    policy-related
    transactions (Note 3)...       (339,723)   (63,165,185)   (48,604,650)   (39,462,340)
  Net transfers among
    divisions...............      9,885,952     19,367,834      4,346,636    (73,890,214)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............     11,574,899     78,165,132     57,674,207    (35,421,958)
                                -----------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................        (20,847)      (188,813)        35,791         (2,220)
                                -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS......     12,431,938    199,516,266     45,665,541      5,921,661
NET ASSETS, BEGINNING OF
  PERIOD....................              0    355,671,865    310,006,324    304,084,663
                                -----------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................    $12,431,938   $555,188,131   $355,671,865   $310,006,324
                                ===========   ============   ============   ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-24

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)


                                                                              ASSET ALLOCATION SERIES
                                         -----------------------------------------------------------------------------------------
                                               CONSERVATIVE INVESTORS DIVISION                       BALANCED DIVISION
                                         -------------------------------------------    ------------------------------------------
                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                         -------------------------------------------    ------------------------------------------
                                              1995            1994           1993           1995           1994           1993
                                         -------------   ------------   ------------    ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $  7,247,815    $  5,455,410   $  3,537,367    $ 10,038,346   $  8,453,977   $  8,015,051
  Net realized gain (loss)...........         689,721        (421,502)     4,743,456       8,427,606        858,164     21,727,736
  Change in unrealized appreciation/
    depreciation on investments......      19,129,817     (10,682,734)      (308,575)     45,976,062    (40,839,536)     7,887,761
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease)
    from operations..................      27,067,353      (5,648,826)     7,972,248      64,442,014    (31,527,395)    37,630,548
                                         ------------    ------------   ------------    ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............      41,419,959      48,492,315     43,782,002      63,451,955     70,116,900     67,351,402
  Benefits and other policy-related
    transactions (Note 3)............     (22,866,003)    (21,612,430)   (17,644,077)    (48,742,571)   (45,655,363)   (44,497,967)
  Net transfers among divisions......      (3,379,296)     (2,076,793)     6,165,330     (18,908,540)   (19,954,097)    (6,834,099)
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease) from
    policy-related transactions......      15,174,660      24,803,092     32,303,255      (4,199,156)     4,507,440     16,019,336
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....         (95,412)         22,600         18,535        (93,214)        47,322         256,506
                                         ------------    ------------   ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS....      42,146,601      19,176,866     40,294,038      60,149,644    (26,972,633)    53,906,390
NET ASSETS, BEGINNING OF PERIOD......     129,940,498     110,763,632     70,469,594     338,415,565    365,388,198    311,481,808
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS, END OF PERIOD............    $172,087,099    $129,940,498   $110,763,632    $398,565,209   $338,415,565   $365,388,198
                                         ============    ============   ============    ============   ============   ============

See Notes to Financial Statements.

                                                       ASSET ALLOCATION SERIES
                                            --------------------------------------------
                                                      GROWTH INVESTORS DIVISION
                                            --------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                                            --------------------------------------------
                                                1995            1994            1993
                                            ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............       $ 13,059,547    $  8,667,457    $  4,648,111
  Net realized gain (loss)...........          9,174,038         241,591      14,676,909
  Change in unrealized appreciation/
    depreciation on investments......         82,556,566     (21,338,297)      7,820,864
                                            ------------    ------------    ------------
  Net increase (decrease)
    from operations..................        104,790,151     (12,429,249)     27,145,884
                                            ------------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............        155,616,059     139,140,391     105,136,825
  Benefits and other policy-related
    transactions (Note 3)............        (68,357,709)    (54,863,821)    (36,431,873)
  Net transfers among divisions......         (3,269,896)     20,294,785      30,908,183
                                            ------------    ------------    ------------
  Net increase (decrease) from
    policy-related transactions......         83,988,454     104,571,355      99,613,135
                                            ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....           (120,493)         15,372         (27,455)
                                            ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS....        188,658,112      92,157,478     126,731,564
NET ASSETS, BEGINNING OF PERIOD......        367,219,554     275,062,076     148,330,512
                                            ------------    ------------    ------------
NET ASSETS, END OF PERIOD............       $555,877,666    $367,219,554    $275,062,076
                                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-25

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life policies offered with the prospectus dated September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to the guaranteed interest division of the General Account and other Separate Accounts of $6,569,372, $35,120,632 and $125,668,098 for the
    years ended 1995, 1994 and 1993, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

                                     FSA-26

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts  Retained  by Equitable  Variable  Life in  Separate  Account  FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Variable Life by investment division:

                  INVESTMENT DIVISION                               1995           1994            1993
                  -------------------                           -----------     -----------     ----------
                  Common Stock                                  $  (630,000)       --              --
                  Money Market                                     (250,000)       --           $1,145,000
                  Balanced                                         --              --              --
                  Aggressive Stock                                 (350,000)       --              --
                  High Yield                                       (100,000)       --              330,000
                  Global                                           (130,000)       --           (6,895,000)
                  Conservative Investors                           --              --              575,000
                  Growth Investors                                 --              --              130,000
                  Short-Term World Income                          --           $(5,165,329)       --
                  Intermediate Government Securities               (165,000)       --              --
                  Growth & Income                                  (685,000)       --            1,000,000
                  Quality Bond                                   (4,800,000)       --            5,000,000
                  Equity Index                                     --               200,000        --
                  International                                     200,000        --              --
                                                                -----------     -----------     ----------
                                                                $(6,910,000)    $(4,965,329)    $1,285,000
                                                                ===========     ===========     ==========

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share  Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

                                     FSA-27

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


RATES OF RETURN:
INCENTIVE LIFE,
- --------------
INCENTIVE LIFE 2000,
- --------------------
INCENTIVE LIFE PLUS SECOND SERIES
- ---------------------------------
AND CHAMPION 2000*
- -----------------

                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
- ---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     5.74 %   4.02 %   3.00 %    3.56 %   6.18 %   8.24 %   9.18 %    7.32 %   6.63 %       6.05 %
Net return................     5.11 %   3.39 %   2.35 %    2.94 %   5.55 %   7.59 %   8.53 %    6.68 %   5.99 %       5.47 %


                                                               APRIL 1(A) TO
INTERMEDIATE                     YEAR ENDED DECEMBER 31,        DECEMBER 31,
GOVERNMENT                    -----------------------------------------------
SECURITIES DIVISION             1995    1994    1993    1992       1991
- -------------------             ----    ----    ----    ----       ----
Gross return..............    13.33 % (4.37)%  10.58 %  5.60 %    12.26 %
Net return................    12.65 % (4.95)%   9.88 %  4.96 %    11.60 %


                                  YEAR ENDED     OCTOBER 1(A)
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
QUALITY BOND DIVISION           1995     1994        1993
- ---------------------           ----     ----        ----
Gross return..............    17.02 %  (5.10)%      (0.51)%
Net return................    16.32 %  (5.67)%      (0.66)%


                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
HIGH YIELD DIVISION             1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
- -------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%  5.13 %    9.73 %   4.68 %         --
Net return................     19.20 %  (3.37)%  22.41 %  11.64 %   23.72 %  (1.71)%  4.50 %    9.08 %   4.05 %         --


                                  YEAR ENDED    OCTOBER 1(A) TO
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
GROWTH & INCOME  DIVISION       1995      1994       1993
- -------------------------       ----      ----       ----
Gross return..............    24.07 %   (0.58)%     (0.25)%
Net return................    23.33 %   (1.17)%     (0.41)%


                                  YEAR ENDED     MARCH 31(A) TO
                                 DECEMBER 31,     DECEMBER 31,
                              -----------------------------------
EQUITY INDEX DIVISION                1995             1994
- ---------------------                ----             ----
Gross return..............         36.48 %           1.08 %
Net return................         35.66 %           0.58 %

- -------------------------------
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-28

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
- ---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     32.45 %  (2.14)%  24.84 %   3.22 %   37.88 %  (8.12)%  25.59 %  22.43 %   7.49 %      15.65 %
Net return................     31.66 %  (2.73)%  24.08 %   2.60 %   37.06 %  (8.67)%  24.84 %  21.70 %   6.84 %      15.01 %


                                                                                                        AUGUST 31(A) TO
                                                       YEAR ENDED DECEMBER 31,                           DECEMBER 31,
                              -------------------------------------------------------------------------------------------
GLOBAL DIVISION                 1995     1994     1993     1992      1991     1990     1989     1988         1987
- ---------------                 ----     ----     ----     ----      ----     ----     ----     ----         ----
Gross return..............     18.81 %  5.23 %   32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %  10.88 %     (13.27)%
Net return................     18.11 %  4.60 %   31.33 %  (1.10)%   29.77 %  (6.63)%  26.17 %  10.22 %     (13.45)%


                               APRIL 3(A)
                                  TO
                              DECEMBER 31,
INTERNATIONAL DIVISION           1995
- ----------------------        ----------
Gross return..............      11.29 %
Net return................      10.79 %


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK  DIVISION      1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
- --------------------------      ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     31.63 %  (3.81)%  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %   1.17 %   7.31 %      35.88 %
Net return................     30.85 %  (4.39)%  16.05 %  (3.74)%   85.75 %  7.51 %   42.64 %   0.53 %   6.66 %      35.13 %


                                                                                                                JANUARY 26(A) TO
ASSET ALLOCATION SERIES                                    YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
BALANCED DIVISION             1995     1994      1993     1992      1991     1990     1989      1988     1987         1986
- -----------------             ----     ----      ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............  19.75 %   (8.02)%  12.28 %   (2.84)%  41.26 %    0.24 %  25.83 %  13.27 %   (0.85)%      29.07 %
Net return................  19.03 %   (8.57)%  11.64 %   (3.42)%  40.42 %   (0.36)%  25.08 %  12.59 %   (1.45)%      28.34 %


                                                                                          OCTOBER 2(A) TO
                                           YEAR ENDED DECEMBER 31,                         DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS DIVISION            1995     1994     1993      1992     1991     1990               1989
- ------------------            ----     ----     ----      ----     ----     ----               ----
Gross return..............  20.40 %   (4.10)%  10.76 %   5.72 %   19.87 %  6.37 %             3.09 %
Net return................  19.68 %   (4.67)%  10.15 %   5.09 %   19.16 %  5.73 %             2.94 %


GROWTH INVESTORS DIVISION     1995     1994     1993      1992     1991     1990               1989
- -------------------------     ----     ----     ----      ----     ----     ----               ----
Gross return..............  26.37 %   (3.15)%  15.26 %   4.90 %   48.89 %  10.66 %            3.98 %
Net return................  25.62 %   (3.73)%  14.58 %   4.27 %   48.01 %  10.00 %            3.82 %

- ----------------------------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


RATES OF RETURN:
SURVIVORSHIP 2000
- -----------------
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
MONEY MARKET DIVISION           1995        1994        1993          1992
- ---------------------           ----        ----        ----          ----
Gross return..............     5.74 %      4.02 %      3.00 %        1.11 %
Net return................     4.80 %      3.08 %      2.04 %        0.77 %


INTERMEDIATE GOVERNMENT
SECURITIES DIVISION             1995        1994        1993          1992
- -------------------             ----        ----        ----          ----
Gross return..............     13.33 %    (4.37)%     10.58 %        0.90 %
Net return................     12.31 %    (5.23)%      9.55 %        0.56 %

- ----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-29

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             ------------------------------------------------
QUALITY BOND DIVISION           1995        1994                   1993
- ---------------------           ----        ----                   ----
Gross return..............     17.02 %    (5.10)%                 (0.51)%
Net return................     15.97 %    (5.95)%                 (0.73)%


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
HIGH YIELD DIVISION             1995        1994        1993          1992
- -------------------             ----        ----        ----          ----
Gross return..............     19.92 %    (2.79)%     23.15 %        1.84 %
Net return................     18.84 %    (3.66)%     22.04 %        1.50 %


                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,            DECEMBER 31,
                             --------------------------------------------------
GROWTH & INCOME DIVISION        1995        1994                   1993
- ------------------------        ----        ----                   ----
Gross return..............     24.07 %    (0.58)%                 (0.25)%
Net return................     22.96 %    (1.47)%                 (0.48)%


                               YEAR ENDED   MARCH 1(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
EQUITY INDEX DIVISION             1995          1994
- ---------------------             ----          ----
Gross return..............      36.48 %        1.08 %
Net return................      35.26 %        0.33 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
COMMON STOCK DIVISION           1995        1994        1993          1992
- ---------------------           ----        ----        ----          ----
Gross return..............     32.45 %    (2.14)%     24.84 %        5.28 %
Net return................     31.26 %    (3.02)%     23.70 %        4.93 %

GLOBAL DIVISION
- ---------------
Gross return..............     18.81 %     5.23 %     32.09 %        4.87 %
Net return................     17.75 %     4.29 %     30.93 %        4.52 %


                              APRIL 3(A) TO
                              DECEMBER 31,
                             ----------------
INTERNATIONAL DIVISION            1995
- ----------------------            ----
Gross return..............       11.29 %
Net return................       10.55 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
AGGRESSIVE STOCK DIVISION       1995        1994        1993          1992
- -------------------------       ----        ----        ----          ----
Gross return..............     31.63 %    (3.81)%     16.77 %        11.49 %
Net return................     30.46 %    (4.68)%     15.70 %        11.11 %


ASSET ALLOCATION SERIES
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
CONSERVATIVE INVESTORS        --------------------------------------------------
DIVISION                        1995        1994        1993          1992
- --------                        ----        ----        ----          ----
Gross return..............     20.40 %    (4.10)%     10.76 %        1.38 %
Net return................     19.32 %    (4.96)%      9.81 %        1.04 %


BALANCED DIVISION               1995        1994        1993          1992
- -----------------               ----        ----        ----          ----
Gross return..............     19.75 %    (8.02)%     12.28 %        5.37 %
Net return................     18.68 %    (8.84)%     11.30 %        5.02 %


GROWTH INVESTORS DIVISION       1995        1994        1993          1992
- -------------------------       ----        ----        ----          ----
Gross return..............     26.37 %    (3.15)%     15.26 %        6.89 %
Net return................     25.24 %    (4.02)%     14.24 %        6.53 %

- ----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-30

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES(B)*
- ---------------------------------------

                                  YEAR ENDED DECEMBER 31,
                                 -------------------------
                                           1995
                                           ----
Money Market Division........              5.69%

Intermediate Government
Securities Division..........             13.31%

Quality Bond Division........             17.13%

High Yield Division..........             19.95%

Growth & Income Division.....             24.38%

Equity Index Division........             36.53%

Common Stock Division........             33.07%

Global Division..............             19.38%

                                   APRIL 30 TO DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----
International Division.......             11.29%

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----
Aggressive Stock Division....             33.00%


ASSET ALLOCATION SERIES

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                            1995
                                            ----
Conservative Investors Division...        20.59%

Balanced Division................         20.32%

Growth Investors Division.........        26.92%

- --------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the period indicated is not an annual rate of return.

                                     FSA-31

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
SP-FLEX
- -------

                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
MONEY MARKET DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
- ---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    5.74 %   4.02 %   3.00 %    3.56 %   6.17 %   8.24 %    9.18 %   7.32 %       2.15 %
Net return................    3.86 %   2.17 %   1.13 %    1.71 %   4.29 %   6.30 %    7.24 %   5.41 %       1.62 %

                                                                 APRIL 1(A) TO
                               YEAR ENDED DECEMBER 31,            DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES DIVISION           1995    1994      1993    1992         1991
- -------------------           ----    ----      ----    ----         ----
Gross return..............   13.33 % (4.37) %  10.58 %  5.60 %      12.10 %
Net return................   11.31 % (6.08) %   8.57 %  3.71 %      10.59 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             -------------------------------
QUALITY BOND DIVISION             1995           1994
- ---------------------             ----           ----
Gross return..............       17.02 %        (2.20)%
Net return................       14.94 %        (2.35)%


                                                                                                       AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
HIGH YIELD DIVISION            1995     1994     1993      1992     1991     1990      1989     1988         1987
- -------------------            ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%   5.13 %   9.73 %       1.95 %
Net return................    17.79 %  (4.52)%  20.96 %  10.30 %   22.25 %  (2.89)%   3.26 %   7.78 %       1.39 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             ---------------------------------
GROWTH & INCOME DIVISION          1995           1994
- ------------------------          ----           ----
Gross return..............       24.07 %        (3.40)%
Net return................       21.87 %        (3.55)%

EQUITY INDEX DIVISION             1995           1994
- ---------------------             ----           ----
Gross return..............       36.48 %        (2.54)%
Net return................       34.06 %        (2.69)%


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
COMMON STOCK DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
- ---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    32.45 %   2.14 %  24.84 %   3.23 %   37.87 %  (8.12)%  25.59 %   22.43 %     (22.57)%
Net return................    30.10 %  (3.88)%  22.60 %   1.38 %   35.43 %  (9.76)%  23.36 %   20.26 %     (23.00)%

GLOBAL DIVISION                1995     1994     1993      1992     1991     1990      1989     1988         1987
- ---------------                ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    18.81 %   5.23 %  32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %   10.88 %     (11.40)%
Net return................    16.70 %   3.36 %  29.77 %  (2.28)%   28.23 %  (7.75)%  24.67 %    8.90 %     (11.86)%


                             APRIL 3(A) TO
                              DECEMBER 31,
                             -------------
INTERNATIONAL DIVISION            1995
- ----------------------            ----
Gross return..............      11.29 %
Net return................       9.82 %


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
AGGRESSIVE STOCK DIVISION      1995     1994     1993      1992     1991     1990      1989     1988         1987
- -------------------------      ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    31.63 %   3.81 %  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %    1.17 %     (24.28)%
Net return................    29.30 %  (5.53)%  14.67 %  (4.89)%   83.54 %  6.23 %   40.95 %   (0.66)%     (24.68)%

- ------------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-32

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


ASSET ALLOCATION SERIES
                               YEAR ENDED      SEPTEMBER 1(A) TO
                              DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------------------------------
DIVISION                         1995                1994
- --------                         ----                ----
Gross return..........          20.40 %             (1.83)%
Net return............          18.26 %             (1.98)%


                                                                                                       AUGUST 31(A) TO
                                                   YEAR ENDED DECEMBER 31,                               DECEMBER 31,
                        -------------------------------------------------------------------------------------------------
BALANCED DIVISION          1995     1994      1993      1992      1991     1990      1989      1988          1987
- -----------------          ----     ----      ----      ----      ----     ----      ----      ----          ----
Gross return..........    19.75 %  (8.02)%   12.28 %   (2.83)%   41.27 %   0.24 %   25.83 %   13.27 %       (20.26)%
Net return............    17.62 %  (9.66)%   10.31 %   (4.57)%   38.75 %  (1.56)%   23.59 %   11.25 %       (20.71)%


                            YEAR ENDED     SEPTEMBER 1(A) TO
                           DECEMBER 31,      DECEMBER 31,
GROWTH INVESTORS         ------------------------------------
DIVISION                      1995              1994
- --------                      ----              ----
Gross return...........      26.37 %          (3.16)%
Net return.............      24.12 %          (3.31)%

- -------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-33

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

                                                                                                 1995               1994
                                                                                           -----------------   ----------------
ASSETS                                                                                                (IN MILLIONS)
Investments:
   Fixed maturities:
     Available for sale, at estimated fair value........................................    $     4,366.3       $    2,138.8
     Held to maturity, at amortized cost................................................             --              2,008.5
   Policy loans.........................................................................          1,300.1            1,185.2
   Mortgage loans on real estate........................................................            771.5              888.5
   Equity real estate...................................................................            525.4              641.0
   Other equity investments.............................................................            200.5              239.1
   Other invested assets................................................................            120.9              107.8
                                                                                           -----------------   ----------------
     Total investments..................................................................          7,284.7            7,208.9
Cash and cash equivalents...............................................................            277.6              182.3
Deferred policy acquisition costs.......................................................          2,037.8            2,077.1
Other assets............................................................................            250.6              240.7
Separate Accounts assets................................................................          4,611.6            3,345.3
                                                                                           -----------------   ----------------
TOTAL ASSETS............................................................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

LIABILITIES
Policyholders' account balances.........................................................    $     7,045.9       $    7,340.0
Future policy benefits and other policyholders' liabilities.............................            570.8              509.4
Other liabilities.......................................................................            521.4              441.1
Separate Accounts liabilities...........................................................          4,586.5            3,314.9
                                                                                           -----------------   ----------------
     Total liabilities..................................................................         12,724.6           11,605.4
                                                                                           -----------------   ----------------
Commitments and contingencies (Notes 7, 9, 10 and 11)

SHAREHOLDER'S EQUITY
Common stock, par value $1 per share;
   5.0 million shares authorized, 1.5 million shares issued and outstanding.............              1.5                1.5
Capital in excess of par value..........................................................          1,480.7            1,355.7
Retained earnings.......................................................................            221.6              165.5
Net unrealized investment gains (losses)................................................             44.6              (72.6)
Minimum pension liability...............................................................            (10.7)              (1.2)
                                                                                           -----------------   ----------------
     Total shareholder's equity.........................................................          1,737.7            1,448.9
                                                                                           -----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..............................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
REVENUES
   Universal life and investment-type product policy fee income......    $       584.5       $      552.6       $      485.2
   Premiums..........................................................             33.7               40.1               46.9
   Net investment income.............................................            529.1              526.8              557.6
   Investment (losses) gains, net....................................              (.5)              (4.6)               1.5
   Other income......................................................              2.1                2.9                3.0
                                                                        -----------------   ----------------   -----------------
     Total revenues..................................................          1,148.9            1,117.8            1,094.2
                                                                        -----------------   ----------------   -----------------

BENEFITS AND OTHER DEDUCTIONS
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   Policyholders' benefits...........................................            267.5              242.3              251.0
   Other operating costs and expenses................................            419.5              413.8              356.7
                                                                        -----------------   ----------------   -----------------
     Total benefits and other deductions.............................          1,063.1            1,045.4            1,046.9
                                                                        -----------------   ----------------   -----------------
Earnings before Federal income taxes and cumulative
   effect of accounting change.......................................             85.8               72.4               47.3
Federal income tax expense...........................................             29.7               25.0               20.5
                                                                        -----------------   ----------------   -----------------
Earnings before cumulative effect of accounting change...............             56.1               47.4               26.8
Cumulative effect of accounting change, net of  Federal income taxes.             --                (11.4)              --
                                                                        -----------------   ----------------   -----------------
Net Earnings.........................................................    $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
COMMON STOCK AT PAR VALUE, beginning and end of year.................    $         1.5       $        1.5       $        1.5
                                                                        -----------------   ----------------   -----------------
CAPITAL IN EXCESS OF PAR VALUE, beginning of year....................          1,355.7            1,305.7            1,055.7
Additional capital in excess of par value............................            125.0               50.0              250.0
                                                                        -----------------   ----------------   -----------------
Capital in excess of par value, end of year..........................          1,480.7            1,355.7            1,305.7
                                                                        -----------------   ----------------   -----------------
RETAINED EARNINGS, beginning of year.................................            165.5              129.5              102.7
Net earnings.........................................................             56.1               36.0               26.8
                                                                        -----------------   ----------------   -----------------
Retained earnings, end of year.......................................            221.6              165.5              129.5
                                                                        -----------------   ----------------   -----------------
NET UNREALIZED INVESTMENT (LOSSES) GAINS, beginning of year..........            (72.6)              22.3               11.1
Change in unrealized investment gains (losses).......................            117.2              (94.9)              11.2
                                                                        -----------------   ----------------   -----------------
Net unrealized investment gains (losses), end of year................             44.6              (72.6)              22.3
                                                                        -----------------   ----------------   -----------------
MINIMUM PENSION LIABILITY, beginning of year.........................             (1.2)              (6.3)              --
Change in minimum pension liability..................................             (9.5)               5.1               (6.3)
                                                                        -----------------   ----------------   -----------------
Minimum pension liability, end of year...............................            (10.7)              (1.2)              (6.3)
                                                                        -----------------   ----------------   -----------------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............................    $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
NET EARNINGS.........................................................    $        56.1       $       36.0       $       26.8
ADJUSTMENTS TO RECONCILE  NET EARNINGS TO NET CASH (USED)  PROVIDED
   BY OPERATING ACTIVITIES:
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   General Account policy charges....................................           (618.7)            (572.8)            (496.7)
   Investment losses (gains), net....................................               .5                4.6               (1.5)
   Other, net........................................................             63.8              (17.2)             117.2
                                                                        -----------------   ----------------   -----------------
Net cash (used) provided by operating activities.....................           (122.2)            (160.1)              85.0
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and repayments.........................................            640.7              511.8            1,165.8
   Sales.............................................................          2,667.0            2,119.0            2,844.2
   Return of capital from joint ventures and limited partnerships....             23.9               14.2               56.3
   Purchases.........................................................         (3,065.9)          (2,251.7)          (4,414.0)
   Other, net........................................................           (114.8)            (102.2)             (98.8)
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by investing activities.....................            150.9              291.1             (446.5)
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
     Deposits........................................................            581.1              602.8              612.9
     Withdrawals.....................................................           (636.6)            (697.7)            (506.2)
   Capital contribution from Equitable Life..........................            125.0               50.0              250.0
   Other, net........................................................             (2.9)              (1.8)               2.0
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by financing activities.....................             66.6              (46.7)             358.7
                                                                        -----------------   ----------------   -----------------
Change in cash and cash equivalents..................................             95.3               84.3               (2.8)
Cash and cash equivalents, beginning of year.........................            182.3               98.0              100.8
                                                                        -----------------   ----------------   -----------------
Cash and Cash Equivalents, End of Year...............................    $       277.6       $      182.3       $       98.0
                                                                        =================   ================   =================
Supplemental cash flow information
   Interest Paid.....................................................    $        --         $        5.7       $        2.1
                                                                        =================   ================   =================
   Income Taxes Refunded.............................................    $        --         $        8.4       $         .3
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

   Equitable Variable Life Insurance Company ("Equitable Variable Life") was incorporated on September 11, 1972 as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Variable Life's operations consist principally of the sale of interest-sensitive life insurance and annuity products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

   The accompanying consolidated financial statements include the accounts of Equitable Variable Life and its subsidiaries, (collectively "EVLICO").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   All significant intercompany transactions and balances have been eliminated in consolidation.

   Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

   Accounting Changes

   In the first quarter of 1995, EVLICO adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. EVLICO provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on EVLICO's consolidated statements of earnings and shareholder's equity.

   In the fourth quarter of 1994 (effective as of January 1, 1994), EVLICO adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $11.4 million, net of a Federal income tax benefit of $6.2 million.

   At December 31, 1993, EVLICO adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $7.2 million, net of deferred policy acquisition costs and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, EVLICO transferred $1,806.7 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $17.9 million, net of deferred policy acquisition costs and deferred Federal income tax.

   New Accounting Pronouncements

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. EVLICO will implement this statement as of January 1, 1996. EVLICO currently provides allowances for possible losses for assets under the scope of this statement. Management has not yet determined the impact of this statement on these assets.

   Valuation of Investments

   Fixed maturities which have been identified as available for sale are reported at estimated fair value. At December 31, 1994, fixed maturities which EVLICO had both the ability and the intent to hold to maturity, were stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

   Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things, the estimated fair value of the underlying collateral.

   Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to EVLICO's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

   Policy loans are stated at unpaid principal balances.

   Partnerships and joint venture interests in which EVLICO does not have control and a majority economic interest are reported on the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

   Common stocks are carried at estimated fair value and are included in other equity investments.

   Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

   Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

   All securities are recorded in the consolidated financial statements on a trade date basis.

   Investment Results and Unrealized Investment Gains (Losses)

   Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

   Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by EVLICO are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes and deferred policy acquisition costs related to universal life and investment-type products.

   Recognition of Insurance Income and Related Expenses

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Deferred Policy Acquisition Costs

   The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

   Amortization charged to income amounted to $199.0 million, $200.2 million and $135.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Policyholders' Account Balances and Future Policy Benefits

   EVLICO's insurance contracts primarily are universal life and investment-type contracts. Policyholders' account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The future policy benefit liabilities for the remainder of EVLICO's insurance contracts, consisting primarily of supplementary contracts with life contingencies and various policy riders, are computed by various valuation methods based on assumed interest rates and mortality and morbidity assumptions reflecting EVLICO's experience and industry standards.

   Federal Income Taxes

   EVLICO is included in a consolidated Federal income tax return with Equitable Life and its other eligible subsidiaries. In accordance with an agreement between EVLICO and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to, or received from, Equitable Life. Benefits for losses, which are paid to EVLICO to the extent they are utilized by Equitable Life, may not have been received in the absence of such agreement. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using the enacted income tax rates and laws.

   Separate Accounts

   Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of EVLICO. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

   Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders are shown as separate captions in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by management.

   The investment results of Separate Accounts are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of Separate Accounts were $342.2 million, $135.9 million and $344.1 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of the Separate Accounts are included in revenues.

3. INVESTMENTS

   The following tables provide additional information relating to fixed maturities and equity securities:


                                                                               GROSS              GROSS
                                                          AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                            COST               GAINS              LOSSES           FAIR VALUE
                                                       ----------------   -----------------  -----------------   ---------------
                                                                                   (IN MILLIONS)
     December 31, 1995
     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    3,053.5       $      101.0       $        22.0       $    3,132.5
          Mortgage-backed...........................           573.9                7.7                  .4              581.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           569.2                9.2                 2.6              575.8
          States and political subdivisions.........             4.3                 .1                --                  4.4
          Foreign governments.......................            16.2                 .8                --                 17.0
          Redeemable preferred stock................            56.8                3.7                 5.1               55.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    4,273.9       $      122.5       $        30.1       $    4,366.3
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       36.2       $       10.3       $         4.7       $       41.8
                                                       ================   =================  =================   ===============

     December 31, 1994

     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    1,622.3       $        5.1       $       112.6       $    1,514.8
          Mortgage-backed...........................           221.9                 .5                16.4              206.0
          U.S. Treasury securities and U.S. government
             and agency securities..................           365.4                1.4                20.7              346.1
          States and political subdivisions.........             4.8               --                    .6                4.2
          Foreign governments.......................            14.8                 .2                --                 15.0
          Redeemable preferred stock................            58.0                 .1                 5.4               52.7
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    2,287.2       $        7.3       $       155.7       $    2,138.8
                                                       ================   =================  =================   ===============

        Held to Maturity:
          Corporate.................................    $    1,812.4       $       11.9       $        93.1       $    1,731.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           180.4               --                  21.7              158.7
          States and political subdivisions.........            14.4               --                    .9               13.5
          Foreign governments.......................             1.3                 .1                --                  1.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Held to Maturity......................    $    2,008.5       $       12.0       $       115.7       $    1,904.8
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       42.0       $       10.1       $         9.4       $       42.7
                                                       ================   =================  =================   ===============

   For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EVLICO has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by EVLICO. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, respectively, securities without a readily ascertainable market value having an amortized cost of $1,233.7 million and $1,571.5 million, respectively, had estimated fair values of $1,291.1 million and $1,512.2 million, respectively.

   The contractual maturity of bonds at December 31, 1995 are shown below:

                                                                                                   AVAILABLE FOR SALE
                                                                                           ------------------------------------

                                                                                              AMORTIZED           ESTIMATED
                                                                                                 COST            FAIR VALUE
                                                                                           -----------------   ----------------

                                                                                                      (IN MILLIONS)
     Due in one year or less.............................................................   $       133.3       $      133.4
     Due in years two through five.......................................................         1,416.4            1,444.9
     Due in years six through ten........................................................         1,361.5            1,391.8
     Due after ten years.................................................................           732.0              759.6
     Mortgage-backed securities..........................................................           573.9              581.2
                                                                                           -----------------   ----------------

     Total...............................................................................   $     4,217.1       $    4,310.9
                                                                                           =================   ================

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Investment valuation allowances and changes thereto are shown below:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                       --------------------------------------------------------
                                                                             1995                1994               1993
                                                                       -----------------   -----------------  -----------------
                                                                                            (IN MILLIONS)

     Balances, beginning of year....................................    $        68.5       $       87.3       $       147.2
     Additions charged to income....................................             31.0               12.7                44.4
     Deductions for writedowns and asset dispositions...............            (33.8)             (31.5)             (104.3)
                                                                       -----------------   -----------------  -----------------
     Balances, End of Year..........................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

     Balances, end of year comprise:
        Mortgage loans on real estate...............................    $        15.9       $       24.0       $        46.7
        Equity real estate..........................................             49.8               44.5                40.6
                                                                       -----------------   -----------------  -----------------

     Total..........................................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

   Deductions for writedowns and asset dispositions for 1993 include a $20.2 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

   At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $21.5 million of fixed maturities and $29.1 million of mortgage loans on real estate.

   EVLICO's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. EVLICO seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 11.0% of the $4,217.2 million aggregate amortized cost of bonds held by EVLICO were considered to be other than investment grade.

   In addition to its holding of corporate high yield securities, EVLICO is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

   EVLICO has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $13.7 million and $13.3 million at December 31, 1995 and 1994, respectively, of such restructured securities. The December 31, 1994 amount includes fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $5.6 million. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $1.1 million and $2.2 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.4 million, $1.0 million and $1.5 million in 1995, 1994 and 1993, respectively.

   At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $36.0 million (4.6% of total mortgage loans on real estate) and $35.2 million (3.9% of total mortgage loans on real estate), respectively.

   The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $173.5 million and $130.8 million at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $16.1 million, $12.3 million and $13.9 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $14.0 million, $11.4 million and $11.5 million in 1995, 1994 and 1993, respectively.

   Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                              DECEMBER 31, 1995
                                                              ------------------
                                                                (IN MILLIONS)

     Impaired mortgage loans with provision for losses....     $        99.0
     Impaired mortgage loans with no provision for losses.              24.5
                                                              ------------------

     Recorded investment in impaired mortgage loans.......             123.5
     Provision for losses.................................              14.5
                                                              ------------------

     Net Impaired Mortgage Loans..........................     $       109.0
                                                              ==================

   Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   During the year ended December 31, 1995, EVLICO's average recorded investment in impaired mortgage loans was $99.2 million. Interest income recognized on these impaired mortgage loans totaled $8.2 million for the year ended December 31, 1995, including $2.2 million recognized on a cash basis.

   EVLICO's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $55.6 million and $138.4 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $12.2 million, $59.0 million and $92.1 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, EVLICO owned $196.6 million and $230.5 million, respectively, of real estate acquired in satisfaction of debt.

   Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $51.0 million and $51.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $12.8 million, $12.7 million and $11.6 million for the years ended December 31, 1995, 1994 and 1993, respectively.

4. JOINT VENTURES AND PARTNERSHIPS

   Summarized combined financial information of real estate joint ventures (10 and 12 individual ventures as of December 31, 1995 and 1994, respectively) and of other limited partnership interests accounted for under the equity method, in which EVLICO has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                                    DECEMBER 31,
                                                                                      ------------------------------------------
                                                                                             1995                  1994
                                                                                      -------------------    ------------------
                                                                                                    (IN MILLIONS)
     FINANCIAL POSITION
     Investments in real estate, at depreciated cost...............................    $       966.3          $    1,047.0
     Investments in securities, generally at estimated fair value..................            648.5               3,061.2
     Cash and cash equivalents.....................................................             99.2                  46.4
     Other assets..................................................................             90.8                 261.9
                                                                                      -------------------    ------------------

     Total assets..................................................................          1,804.8               4,416.5
                                                                                      -------------------    ------------------

     Borrowed funds -- third party..................................................            74.4               1,233.6
     Other liabilities.............................................................            132.4                 611.0
                                                                                      -------------------    ------------------

     Total liabilities.............................................................            206.8               1,844.6
                                                                                      -------------------    ------------------

     Partners' Capital.............................................................    $     1,598.0          $    2,571.9
                                                                                      ===================    ==================

     Equity in partners' capital included above....................................    $       243.8          $      327.3
     Equity in limited partnership interests not included above....................             82.3                  50.4
     (Deficit) excess of equity in partners' capital over
        investment cost and equity earnings........................................              (.4)                  3.7
                                                                                      -------------------    ------------------

     Carrying Value................................................................    $       325.7          $      381.4
                                                                                      ===================    ==================


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Revenues of real estate joint ventures............................  $       152.3       $      180.1       $      136.6
     Revenues of other limited partnership interests...................           86.9              102.5              318.9
     Interest expense -- third party....................................         (23.1)             (88.1)             (79.7)
     Interest expense -- The Equitable..................................          (5.6)              --                 --
     Other expenses....................................................         (131.8)            (172.4)            (132.7)
                                                                        -----------------   ----------------   -----------------

     Net Earnings......................................................  $        78.7       $       22.1       $      243.1
                                                                        =================   ================   =================

     Equity in net earnings included above.............................  $        14.4       $       11.7       $       34.0
     Equity in net earnings of limited partnership
        interests not included above...................................           12.9                6.3               12.0
     Reduction of earnings in joint ventures
        over equity ownership percentage and
        amortization of differences in bases...........................           --                 (1.1)               (.1)
                                                                        -----------------   -----------------  -----------------

     Total Equity in Net Earnings......................................  $        27.3       $       16.9       $       45.9
                                                                        =================   ================   =================

5. NET INVESTMENT INCOME AND INVESTMENT (LOSSES) GAINS

   The sources of net investment income are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $       319.5       $      331.4       $      319.9
     Mortgage loans on real estate....................................            70.3               86.7              105.7
     Equity real estate...............................................            66.2               67.0               69.8
     Policy loans.....................................................            86.8               79.5               76.1
     Other equity investments.........................................            22.4               13.4               38.5
     Other investment income..........................................            30.5               24.5               17.0
                                                                        -----------------   ----------------   -----------------

     Gross investment income..........................................           595.7              602.5              627.0

     Investment expenses..............................................            66.6               75.7               69.4
                                                                        -----------------   ----------------   -----------------

     Net Investment Income............................................   $       529.1       $      526.8       $      557.6
                                                                        =================   ================   =================

   Investment (losses) gains, net, including changes in valuation allowances, are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $        23.7       $       (6.8)      $       45.1
     Mortgage loans on real estate....................................            (7.0)             (13.3)             (32.0)
     Equity real estate...............................................           (18.9)              (5.3)             (13.4)
     Other equity investments.........................................             1.7               20.8                1.8
                                                                        -----------------   ----------------   -----------------

     Investment (Losses) Gains, Net...................................   $         (.5)      $       (4.6)      $        1.5
                                                                        =================   ================   =================

   Writedowns of fixed maturities amounted to $11.1 million, $8.2 million and $1.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,551.6 million and $2,065.1 million. Gross gains of $49.6 million and $22.1 million and gross losses of $18.7 million and $24.4 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for the years ended December 31, 1995 and 1994, amounted to $240.8 million and $(215.2) million, respectively.

   Gross gains of $66.2 million and gross losses of $66.5 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

   Net  unrealized  investment  gains  (losses),  included  in the  consolidated
   balance   sheets  as  a  component  of  equity,   and  the  changes  for  the
   corresponding years are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Balance, beginning of year.......................................   $      (72.6)       $      22.3        $      11.1
     Changes in unrealized investment gains (losses)..................          244.7             (241.8)               3.4
     Effect of adopting SFAS No. 115..................................           --                 --                 72.2
     Changes in unrealized investment (gains) losses attributable to:
        Deferred policy acquisition costs.............................          (64.4)              95.8              (58.2)
        Deferred Federal income taxes.................................          (63.1)              51.1               (6.2)
                                                                       -----------------   ----------------   -----------------

     Balance, End of Year.............................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

     Balance, end of year comprises:
        Unrealized investment gains (losses) on:
          Fixed maturities............................................   $       92.4        $    (148.4)       $      66.8
          Other equity investments....................................            5.6                 .7               25.6
          Other.......................................................           (2.7)              (1.7)              --
                                                                        -----------------   ----------------   -----------------

        Total.........................................................           95.3             (149.4)              92.4
        Amounts of unrealized investment (gains) losses attributable to:
          Deferred policy acquisition costs...........................          (26.8)              37.6              (58.2)
          Deferred Federal income taxes...............................          (23.9)              39.2              (11.9)
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

6. FEDERAL INCOME TAXES

   A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Federal income tax expense (benefit):
        Current.......................................................   $       --          $      (1.4)       $      (3.4)
        Deferred......................................................           29.7               26.4               23.9
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%.

   The sources of the difference and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Expected Federal income tax expense..............................   $       30.0        $      25.3        $      16.6
     Tax rate adjustment..............................................           --                 --                  4.0
     Other............................................................            (.3)               (.3)               (.1)
                                                                        -----------------   ----------------   -----------------

     Federal Income Tax Expense.......................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The components of the net deferred Federal income tax account are as follows:


                                                                   DECEMBER 31, 1995                  DECEMBER 31, 1994
                                                            ---------------------------------  ---------------------------------
                                                                ASSETS         LIABILITIES         ASSETS         LIABILITIES
                                                            ---------------   ---------------  ---------------   ---------------
                                                                                       (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance.......................................   $      --         $    253.8       $      --         $    250.6
     Investments..........................................          --               20.5              38.4             --
     Compensation and related benefits....................          44.3             --                52.2             --
     Other................................................           7.9             --                25.6             --
                                                            ---------------   ---------------  ---------------   ---------------

     Total................................................   $      52.2       $    274.3       $     116.2       $    250.6
                                                            ===============   ===============  ===============   ===============

   The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance...................................................   $        3.2        $     (11.4)       $      (6.8)
     Investments......................................................           (4.2)              26.1               11.4
     Compensation and related benefits................................           13.0               (2.8)               1.9
     Other............................................................           17.7               14.5               17.4
                                                                        -----------------   ----------------   -----------------

     Deferred Federal Income Tax Expense..............................   $       29.7        $      26.4        $      23.9
                                                                        =================   ================   =================

   At December 31, 1995, EVLICO had net operating loss carryforwards of approximately $10.2 million. These loss carryforwards are available to offset future tax payments to Equitable Life under the tax sharing agreement.

7. REINSURANCE AGREEMENTS

   EVLICO cedes reinsurance to other insurance companies. EVLICO evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance is summarized as follows:


                                                                                                      DECEMBER 31,
                                                                                           ------------------------------------
                                                                                                 1995               1994
                                                                                           -----------------   ----------------
                                                                                                      (IN MILLIONS)

     Direct premiums.....................................................................   $       34.1        $      40.2
     Reinsurance ceded...................................................................            (.4)               (.1)
                                                                                           -----------------   ----------------

     Premiums............................................................................   $       33.7        $      40.1
                                                                                           =================   ================

     Universal Life and Investment-type Product Policy Fee Income Ceded..................   $       31.0        $      24.9
                                                                                           =================   ================

     Policyholders' Benefits Ceded.......................................................   $       18.7        $       8.3
                                                                                           =================   ================

   EVLICO  reinsures  mortality  risks in excess of $5.0  million  on any single
   life.   EVLICO  also  reinsures  the  entire  risk  on  certain   substandard
   underwriting risks as well as in certain other cases.

8. RELATED PARTY TRANSACTIONS

   Under a cost sharing agreement, EVLICO reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is based on the allocated cost of the services provided. The incurred balances of these intercompany transactions, which are included in other operating costs and expenses are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Personnel and facilities.........................................   $      249.8        $     257.9        $     252.7
     Agent commissions and fees.......................................          127.4              122.6              103.0

   These cost allocations include various employee related obligations for pensions and postretirement benefits. At December 31, 1995 and 1994, EVLICO recorded as a reduction of shareholder's equity its allocated portion of an additional minimum pension liability of $10.7 million and $1.2 million, net of Federal income taxes, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

   During 1995, 1994 and 1993, Equitable Life restructured certain operations in connection with cost reduction programs. EVLICO recorded provisions of $6.7 million, $6.9 million and $17.3 million in 1995, 1994 and 1993, respectively, relating primarily to allocated lease obligations (net of sub-lease rentals) and severance liabilities.

   EVLICO incurred investment advisory and asset management fee expenses of $17.6 million, $19.2 million and $16.0 million during 1995, 1994 and 1993, respectively.

   EVLICO and Equitable Life have an agreement whereby certain Equitable Life policyholders may purchase EVLICO's policies without presenting evidence of insurability. Under the agreement, Equitable Life pays EVLICO a conversion charge for the extra mortality risk associated with issuing these policies. EVLICO received payments of $2.9 million, $3.0 million and $3.1 million in 1995, 1994 and 1993, respectively, which were reported as other income.

   On August 31, 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993 (the "Trust"). EVLICO realized a $1.1 million gain, net of related deferred policy acquisition costs and deferred Federal income taxes. In conjunction with this transaction, EVLICO received $75.4 million of Class B notes issued by the Trust. These notes have interest rates ranging from 6.85% to 9.45%. The Class B notes are classified as other invested assets on the consolidated balance sheets.

   Net amounts payable to Equitable Life were $190.2 million and $226.7 million at December 31, 1995 and 1994, respectively.

9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivatives

   EVLICO primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce EVLICO's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $444.8 million. The average unexpired terms at December 31, 1995 is 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $10.1 million and the unrealized gain on outstanding matched swaps in a gain position was $3.4 million. EVLICO has no intention of terminating these contracts prior to maturity.

   Fair Value of Financial Instruments

   EVLICO defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EVLICO's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of EVLICO was not material at December 31, 1995 and 1994.

   Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

   The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

   The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Note 3:


                                                                                       DECEMBER 31,
                                                            -------------------------------------------------------------------
                                                                         1995                               1994
                                                            --------------------------------   --------------------------------
                                                               CARRYING        ESTIMATED          CARRYING        ESTIMATED
                                                                VALUE          FAIR VALUE          VALUE          FAIR VALUE
                                                            ---------------  ---------------   ---------------  ---------------
                                                                                      (IN MILLIONS)
     Consolidated Financial Instruments:
     Mortgage loans on real estate.......................    $      771.5     $       809.4     $      888.5     $       865.3
     Other joint ventures................................           158.7             158.7            196.4             196.4
     Policy loans........................................         1,300.1           1,374.0          1,185.2           1,138.7
     Policyholders' account balances:
        SPDA.............................................         1,265.8           1,272.0          1,744.3           1,732.7
        Annuities certain and SCNILC.....................           188.0             188.1            159.0             151.3

10. COMMITMENTS AND CONTINGENT LIABILITIES

    EVLICO is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, EVLICO has purchased single premium annuities from Equitable Life and directed Equitable Life to make payments directly to the beneficiaries. A contingent liability exists with respect to these agreements should Equitable Life be unable to meet its obligations. Management believes the need to satisfy such obligations is remote.

11. LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which EVLICO does business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive amounts, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. EVLICO, like other life and health insurers, from time to time is involved in such litigation as well as other legal actions and proceedings in connection with its businesses. Some of these litigations have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EVLICO's financial position or results of operations.

12. STATUTORY FINANCIAL INFORMATION

    EVLICO is restricted as to the amounts it may pay as dividends to Equitable Life. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(102.5) million, $27.3 million and $(88.4) million, respectively. No amounts are expected to be available for dividends from EVLICO to Equitable Life in 1996.

    At December 31, 1995, EVLICO, in accordance with various government and state regulations, had $4.2 million of securities deposited with such government or state agencies.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles EVLICO's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Net change in statutory surplus and capital stock................   $       (56.6)      $       64.8       $      184.4
     Change in asset valuation reserves...............................            57.8               18.5               26.0
                                                                        -----------------   ----------------   -----------------

     Net change in statutory surplus, capital stock
        and asset valuation reserves..................................             1.2               83.3              210.4
     Adjustments:
        Future policy benefits and policyholders' account balances....           (12.9)             (13.5)             (22.5)
        Initial fee liability.........................................           (34.2)             (20.3)             (11.6)
        Deferred policy acquisition costs.............................            25.1               34.7               62.2
        Deferred Federal income taxes.................................           (29.7)             (20.2)             (23.9)
        Valuation of investments......................................            38.3               19.9               25.9
        Limited risk reinsurance......................................           146.9                 .1               (5.4)
        Contribution from Equitable Life..............................          (125.0)             (50.0)            (250.0)
        Other, net....................................................            46.4                2.0               41.7
                                                                        -----------------   ----------------   -----------------

     Net Earnings.....................................................   $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================


                                                                                             DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Statutory surplus and capital stock..............................   $       720.9       $      777.6       $      712.7
     Asset valuation reserves.........................................           146.1               88.3               69.8
                                                                        -----------------   ----------------   -----------------

     Statutory surplus, capital stock and asset valuation reserves....           867.0              865.9              782.5
     Adjustments:
        Future policy benefits and policyholders' account balances....          (367.4)            (354.5)            (341.1)
        Initial fee liability.........................................          (234.7)            (200.5)            (180.3)
        Deferred policy acquisition costs.............................         2,037.8            2,077.1            1,946.7
        Deferred Federal income taxes.................................          (222.1)            (134.4)            (159.5)
        Valuation of investments......................................            68.4             (219.2)               4.4
        Limited risk reinsurance......................................          (231.7)            (378.6)            (378.7)
        Postretirement and other pension liabilities..................          (111.6)            (105.8)            (122.7)
        Other, net....................................................           (68.0)            (101.1)             (98.6)
                                                                        -----------------   ----------------   -----------------

     Shareholder's Equity.............................................   $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

    REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareholders of Equitable Variable Life Insurance Company

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Equitable Variable Life Insurance Company and its subsidiaries ("EVLICO") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EVLICO's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the consolidated financial statements, EVLICO changed its methods of accounting for loan impairments in 1995, for postemployment benefits in 1994 and for investment securities in 1993.






    PRICE WATERHOUSE LLP
    New York, New York
    February 7, 1996

                                                                      APPENDIX A

COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS


As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your IL Protector premiums.


Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1995 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.

                         AVERAGE ANNUAL RATES OF RETURN



FOR THE
FOLLOWING                                       LONG-TERM        LONG-TERM      INTERMEDIATE-        U.S.           CONSUMER
PERIODS ENDING                  COMMON         GOVERNMENT        CORPORATE       TERM GOV'T        TREASURY           PRICE
12/31/95:                       STOCKS            BONDS            BONDS            BONDS            BILLS            INDEX
- --------                        ------            -----            -----            -----            -----            -----
 1 year..................        37.43            31.67            26.39            16.80             5.60             2.74
 3 years.................        15.26            12.82            10.47             7.22             4.13             2.72
 5 years.................        16.57            13.10            12.07             8.81             4.29             2.83
10 years.................        14.84            11.92            11.25             9.08             5.55             3.48
20 years.................        14.59            10.45            10.54             9.69             7.28             5.23
30 years.................        10.68             7.92             8.17             8.36             6.72             5.39
40 years.................        10.78             6.38             6.75             7.02             5.73             4.46
50 years.................        11.94             5.35             5.75             5.87             4.80             4.36
60 years.................        11.34             5.20             5.46             5.34             4.01             4.10
Since 1926...............        10.54             5.17             5.69             5.25             3.72             3.12
Inflation Adjusted
Since 1926...............         7.20             1.99             2.49             2.07             0.58             0.00
- ----------------------------



*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1996 YEARBOOK,(TM)Ibbotson Associates, Inc., Chicago. All rights reserved.

 Common Stocks (S&P 500)--Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds--Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

 Long-term Corporate Bonds--For the period 1969--1995, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946--1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969--1995; for the period 1926--1945, the Standard and Poor's monthly
 High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.

 Intermediate-term   Government   Bonds--Measured   by  a   one-bond   portfolio
 constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills--Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation--Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                     Part II



                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.


The Prospectus consisting of 85 pages.

Undertaking to file reports (included in original Registration Statement).

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933 (included in original Registration Statement).


The signatures.

Written Consents of the following persons:


Mary P. Breen, Vice President and Counsel of Equitable (see exhibit 3(a))

Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable (see exhibit 3(b))

Independent Public Accountants


The following exhibits required by Article IX of Form N-8B-2:

*           1-A(1)(a)(i)            Certified resolutions re organization of Separate Account FP.  (Exhibit 1-A(1)(a) to original Registration Statement in File No. 2-98590.)

*           1-A(1)(a)(ii)           Certified resolutions re divisions of Separate Account FP.  (Exhibit 1-A(1)(a)(ii) to Post-
                                    Effective Amendment No. 3 in File No. 2-98590.)

*           1-A(1)(a)(iii)          Certified resolution re Asset Allocation Divisions of Separate Account FP.(Exhibit 1-A(1)
                                    (a)(iii) to Post-Effective Amendment No. 15 in File  No. 2-98590.)

*           1-A(1)(a)(iv)           Certified resolution re Short-Term World Income and Intermediate Government Securities Divisions
                                    of Separate Account FP.  (Exhibit 1-A(1)(a)(iv) to Post-Effective Amendment No. 16 in File
                                    No. 2-98590.)

*           1-A(1)(a)(v)            Certified resolution re Growth and Income and Quality Bond Divisions of Separate Account FP.
                                    (Exhibit 1-A(1)(a)(v) to Post-Effective Amendment No. 20 in File No. 2-98590.)

*           1-A(1)(a)(vi)           Certified resolution re Equity Index Division of Separate Account FP.(Exhibit 1-A(1)(vi) to
                                    Post-Effective Amendment No. 6 in File No. 33-40590.)

*           1-A(1)(a)(vii)          Certified resolution re International Division of Separate Account FP.  (Exhibit 1-A(1)(vii)
                                    to Post-Effective Amendment No. 2 in File No. 33-83948.)

            1-A(2)                  Inapplicable.

*           1-A(3)(a)               See Exhibit 1-A(8).


            1-A(3)(b)               Form of Broker-Dealer and General Agent Sales Agreement.  (Exhibit 1-A(3)(b) to original
                                    Registration Statement in File 333-01593.)


*           1-A(3)(c)               See Exhibit 1-A(8).

            1-A(4)                  Inapplicable.


            1-A(5)(a)               Flexible Premium Variable Life Insurance Policy (96-400) (IL Protector). (Exhibit 1-A(5)(a) to
                                    original Registration Statement in File 333-01593.)


*+          1-A(5)(b)               Option to Purchase Additional Insurance Rider (R94-204).  (Exhibit 1-A(5)(b) to original
                                    Registration Statement in File No. 33-83948.)

*+          1-A(5)(c)               Disability Rider - Waiver of Monthly Deductions (R94-216).  (Exhibit 1-A(5)(f) to original
                                    Registration Statement in File No. 33-83948.)

*+          1-A(5)(d)               Term Insurance Rider on Additional Insured (R90-217).(Exhibit 1-A(5)(c) to original Registration
                                    Statement in File No. 33-40590.)

*+          1-A(5)(e)               Children's Term Insurance Rider (R94-218).  (Exhibit 1-A(5)(i) to original Registration
                                    Statement in File No. 33-83948.)

*+          1-A(5)(f)               Accidental Death Benefit Rider (R94-219).  (Exhibit 1-A(5)(j) to original Registration
                                    Statement in File No. 33-83948.)

*           1-A(5)(g)               Accelerated Death Benefit Rider (R94-102).  (Exhibit 1-A(5)(q) to Post-Effective Amendment
                                    No. 5 in File No. 33-40590.)


+           1-A(5)(h)               Cost of Living  Rider (R96-101). (Exhibit 1-A(5)(h) to original Registration Statement in
                                    File No. 333-01593.)


*+          1-A(5)(i)               Substitution of Insured Rider (R94-212).  (Exhibit 1-A(5)(d) to original Registration
                                    Statement in No. 33-83948.)

*           1-A(6)(a)               Declaration and Charter of Equitable Variable, as amended.  (Exhibit 1-A(6)(a) to original
                                    Registration Statement in File No. 2-98590.)

*           1-A(6)(b)               By-Laws of Equitable Variable, as amended.  (Exhibit 1-A(6)(b) to original Registration
                                    Statement in File No. 2-98590.)

            1-A(7)                  Inapplicable.


*           1-A(8)                  Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (formerly Equico
                                    Securities, Inc.), Equitable and Equitable Variable dated as of May 1, 1994. (Exhibit 1-A(8) to
                                    Post-Effective Amendment No. 12 in File No. 33-8237.)

            1-A(8)(i)               Schedule of Commissions. (Exhibit 1-A(8)(i) to original Registration Statement in File
                                    No. 333-01593.)


*           1-A(9)(a)               Agreement, dated February 8, 1973, between Equitable Variable and Equitable for cooperative and joint use of Personnel, Property and Services.  (Exhibit 1-A(9)(a) to original Registration
                                    Statement in File No. 2-98590.)

- -------------------------------
*Incorporated by reference
+ State variations not included

*           1-A(9)(b)               Agreement dated as of January 1, 1977, between Equitable and Equitable Variable for cooperative and joint use of Personnel, Property and Services.  (Exhibit 1-A(9)(b) to original Registration
                                    Statement in File No. 2-98590.)


*           1-A(9)(c)(i)            Agreement, dated as of April 1, 1976, between Equitable and Equitable Variable regarding policy changes between the companies (the "Policy Change Agreement").  (Exhibit 1-A(9)(e)(i) to
                                    Pre-Effective Amendment No. 1 in File No. 33-8237.)

*           1-A(9)(c)(ii)           Amendment, dated August 30, 1982, to the Policy Change Agreement.  (Exhibit 1-A(9)(e)(i) to
                                    Pre-Effective Amendment No. 1 in File No. 33-8237.)


            1-A(10)                 Application EV4-200Y.  (Exhibit 1-A(8)(i) to original Registration Statement in File
                                    No. 333-01593.)


Other Exhibits:

            2                       See Exhibit 1-A(5)(a) above.


            3(a)                    Opinion and Consent of Mary P. Breen, Vice President and Counsel of Equitable
                                    (policy form 96-400).

            3(b)                    Opinion and Consent of Barbara Fraser, F.S.A, M.A.A.A., Vice President of Equitable.


            4                       Inapplicable.

            5                       Inapplicable.

            6                       Consent of Independent Public Accountant.

*           7(a)                    Powers-of-Attorney.  (Exhibit 7(e) to Post-Effective Amendment No. 15 in File No. 2-98590.)

*           7(b)                    Powers-of-Attorney.  (Exhibit 7(b) to original Registration Statement in File No. 33-38594.)

*           7(c)                    Powers-of-Attorney.  (Exhibit 7(c) to original Registration Statement in File No. 33-40590.)

*           7(d)                    Powers-of-Attorney.  (Exhibit 7(d) to original Registration Statement in File No. 33-47928.)

*           7(e)                    Powers-of-Attorney.  (Exhibit 7(e) to Post-Effective Amendment No. 1 in File No. 33-47928.)

*           7(f)                    Powers-of-Attorney.  (Exhibit 7(f) to Post-Effective Amendment No. 5 in File No. 33-40590.)

*           7(g)                    Powers-of-Attorney.  (Exhibit 7(g) to Post-Effective Amendment No. 7 in File No. 33-40590.)

*           7(h)                    Powers-of-Attorney.  (Exhibit 7(h) to Post-Effective Amendment No. 1 in File No. 33-83948.)


            7(i)                    Powers-of-Attorney.  (Exhibit 7(i) to original Registration Statement in File No. 333-01593.)


- ---------------------------
* Incorporated by reference

            7(j)                    Powers-of-Attorney.

            8                       Description of Equitable Variable's Issuance, Transfer and Redemption Procedures for Flexible
                                    Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.
                                    (Exhibit 8 to original Registration Statement in File No. 333-01593.)


            9                       Notice of Withdrawal Right Pursuant to Rule 6e-3(T)(b)(13)(viii) under the Investment Company
                                    Act of 1940.  (Exhibit 9 to original Registration Statement in File No. 333-01593.)

            10                      Representation, description and undertaking pursuant to Rule 6e-3(T)(b)(13)(iii)(F) under the
                                    Investment Company Act of 1940.  (Exhibit 10 to original Registration Statement in File
                                    No. 333-01593.)

*           11(a)                   Undertaking to Guarantee Obligation of Principal Underwriters pursuant to Rule 6e-3(T)(b)(vi)
                                    of the Investment Company Act of 1940 dated as of May 1, 1996.  (Exhibit 11(a) to Post-Effective
                                    Amendment No. 4 in File No. 33-83948.)

*           11(b)                   Statement of Equitable Variable pursuant to Rule 27d-2 under the Investment Company Act of 1940 for the Year Ended December 31, 1995.  (Exhibit 11(b) to Post-Effective Amendment No. 4 in
                                    File No. 33-83948.)

            27                      Financial Data Schedule.

- -----------------------------
*   Incorporated by reference

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 22nd day of July, 1996.



                                  SEPARATE ACCOUNT FP OF EQUITABLE
                                  VARIABLE LIFE INSURANCE COMPANY

                                            By:  EQUITABLE VARIABLE LIFE
                                                 INSURANCE COMPANY,
                                                 DEPOSITOR



                                                  By:  /s/ Samuel B. Shlesinger
                                                       ------------------------
                                                      (Samuel B. Shlesinger)
                                                      Senior Vice President




Attest:   /s/ Linda Galasso
          -----------------
          (Linda Galasso)
          Assistant Secretary
          July 22, 1996

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 22nd day of July, 1996.


                                          EQUITABLE VARIABLE LIFE
                                          INSURANCE COMPANY


                                           By: /s/ Samuel B. Shlesinger
                                               ------------------------
                                               (Samuel B. Shlesinger)
                                               Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

   Joseph J. Melone                  Chairman of the Board and Chief Executive
                                     Officer

   James M. Benson                   President and Chief Operating Officer

PRINCIPAL FINANCIAL OFFICER:

   J. Thomas Liddle, Jr.             Senior Vice President and Chief Financial
                                     Officer

PRINCIPAL ACCOUNTING OFFICER:


/s/ Alvin H. Fenichel                 Vice President and Controller
- ---------------------
Alvin H. Fenichel
July 22, 1996

DIRECTORS:


     Michel Beaulieu         Gordon Dinsmore          Michael J. Rich
     James M. Benson         Denis Duverne            Samuel B. Shlesinger
     Harvey Blitz            William T. McCaffrey     Jose S. Suquet
     Laurent Clamagirand     Joseph J. Melone         Dennis D. Witte
     Jerry de St. Paer       Peter D. Noris

By:  /s/ Samuel B. Shlesinger
     ------------------------
     (Samuel B. Shlesinger)
     Attorney-in-Fact
     July 22, 1996

                                  EXHIBIT INDEX

EXHIBIT NO.                                                                           TAG VALUE
- -----------                                                                           ---------

3(a)                Opinion and Consent of Mary P. Breen, Vice President and          EX-99.3a LEG OPIN
                    Counsel of Equitable (policy form 96-400).

3(b)                Opinion and Consent of Barbara Fraser, F.S.A.,                    EX-99.3b ACT OPIN
                    M.A.A.A., Vice President of Equitable.

6                   Consent of Independent Public Accountant.                         EX-99.6 CONSENT

7(j)                Power of Attorney                                                 EX-99.7j POW ATTY

27                  Financial Data Schedule.                                          EX-27



37765-1